1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 31, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2015 INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD

AS AT 30 JUNE 2015

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the unaudited 2015 interim results of the Company and its subsidiaries for the period as at 30 June 2015. The interim results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the Interim Report of the Company for 2015, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. The 2015 interim results of the Company is available for viewing on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

1

DEFINITION

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company directly and indirectly holding 56.52% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the operation of the 0.6 million tonnes methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heat supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a company with limited liability incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos, Inner Mongolia Autonomous Region;

2      Yanzhou Coal Mining Company Limited  Interim Report 2015

DEFINITION – CONTINUED

“Donghua Heavy Industry”	Yankuang Donghua Heavy Industry Company Limited, a company with limited liability incorporated under the laws of the PRC in 2013 and a wholly-owned subsidiary of the Company, mainly engages in the design, manufacturing, installation, repairing and maintenance of the Company’s mining equipment, electromechanical equipments and parts;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises and the relevant explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards issued by the International Accounting Standard Board;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

Yanzhou Coal Mining Company Limited  Interim Report 2015      3

DEFINITION – CONTINUED

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified;

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

4      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

Abbreviation of English Name: Yanzhou Coal

(2)	Legal Representative: Li Xiyong

(3)	Authorized Representatives of the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai

Secretary to the Board/Company Secretary: Zhang Baocai

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative of the Shanghai Stock Exchange: Jin Qingbin

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 5393760            Fax: (86537) 5383311

E-mail Address: yanzhoucoal@163.com

(4)	Registered Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Office Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http://www.yanzhoucoal.com.cn

E-mail Address: yzc@yanzhoucoal.com.cn

(5)	Newspapers for information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s Interim Report in PRC: http://www.sse.com.cn

Websites for publishing the Company’s Interim Report overseas:	http://www.hkexnews.hk
http://www.sec.gov

Interim Report are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

Yanzhou Coal Mining Company Limited  Interim Report 2015      5

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

(6)	Places of Listing, Stock Abbreviation and Stock Code

	A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
	H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
	ADRs	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

For details of initial business registration, please refer to Group Profile in the annual report 1998.

Date of current business registration: 3 June 2015

Current address of registration: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Registration number of Corporate Business License of the Enterprise Legal Person: 370000400001016

Tax Registration Certificate Number: Jiguoshuizi 370883166122374

Organization Code: 16612237-4

Certified Public Accountants (Domestic)

Name: Shine Wing Certified Public Accountants (special general partnership)

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing, PRC

Certified Public Accountants (International)

Name: Grant Thornton Hong Kong Limited

Office Address: 12th Floor, 28 Hennessy Road, Wanchi, Hong Kong

Name: Grant Thornton (special general partnership)

Office Address: 5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, PRC

6      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

		For the six months ended 30 June 2015	For the six months ended 30 June 2014	Increase/ Decrease	Percentage increase/ decrease (%)

1. Coal business
Raw coal production	kilotonne	34,933	36,701	-1,768	-4.82
Salable coal production	kilotonne	31,995	33,687	-1,692	-5.02
Salable coal sales volume	kilotonne	42,992	59,417	-16,425	-27.64
2. Railway transportation business
Transportation volume	kilotonne	7,526	8,894	-1,368	-15.38
3. Coal chemicals business
Methanol production	kilotonne	834	332	502	151.20
Methanol sales volume	kilotonne	829	338	491	145.27
4. Electric power business
Power generation	10,000kWh	124,987	60,228	64,759	107.52
Electricity sold	10,000kWh	74,613	16,491	58,122	352.45
5. Heat business
Heat generation	10,000 steam tonnes	90	88	2	2.27
Heat sales volume	10,000 steam tonnes	4	5	-1	-20.00

Yanzhou Coal Mining Company Limited  Interim Report 2015      7

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(I)	Operating Results

	For the six months ended 30 June
	2015 (RMB’000) (unaudited)		2014 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2014 (RMB’000) (audited)

Sales income		18,143,958		30,933,389	-41.35		60,370,764
Gross profit		3,222,131		4,336,943	-25.71		7,481,414
Interest expenses		(1,502,540)		(1,120,423)	34.10		(2,183,581)
Income before income tax		244,077		337,429	-27.67		1,599,910
Net income attributable to equity holders of the Company for the reporting period		(50,626)		587,235	-108.62		766,158
Earnings per share	RMB	(0.01)	RMB	0.12	-108.33	RMB	0.16

(II)	Assets and Liabilities

	For the six months ended 30 June				For the year ended 31 December
	2015 (RMB’000) (unaudited)		2014 (RMB’000) (unaudited)		2014 (RMB’000) (audited)

Current assets		40,288,743		39,931,920		38,086,343
Current liabilities		31,283,229		28,988,372		27,329,883
Total assets		134,393,916		138,648,875		133,098,114
Equity attributable to equity holders of the Company		36,834,550		42,562,726		38,725,846
Net assets value per share	RMB	7.49	RMB	8.65	RMB	7.87
Return on net assets (%)		-0.14		1.38		1.98

8      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

(III)	Summary Statement of Cash Flows

	For the six months ended 30 June
	2015 (RMB’000) (unaudited)		2014 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2014 (RMB’000) (audited)

Net cash from operating activities		-2,042,466		409,735	-598.48		4,171,816
Net increase in cash and cash equivalents		71,952		2,561,514	-97.19		4,329,190
Net cash flow per share from operating activities	RMB	-0.42	RMB	0.08	-625.00	RMB	0.85

Yanzhou Coal Mining Company Limited  Interim Report 2015      9

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Operational Analysis by Industries, Products or Regions

1.	Main business by industries

	Sales income (RMB’000)	Sales cost (RMB’000)	Gross profit (%)	Increase/ decrease in sales income as compared with the same period of 2014 (%)	Increase/ decrease in sales cost as compared with the same period of 2014 (%)	Increase/ decrease in gross profit ratio as compared with the same period of 2014 (percentage point)

1. Coal business	16,472,325	12,755,272	22.57	-45.10	-48.57	5.23
2. Railway transportation business	156,455	109,271	30.16	-27.37	-17.35	-8.47
3. Coal chemicals business	1,218,377	869,177	28.66	93.12	101.49	-2.96
4. Electric power business	286,641	249,910	12.81	311.67	357.90	-8.80
5. Heat business	10,160	4,047	60.17	-18.84	-32.55	8.10

2.	The operation of business segments

(1)	Coal business

1)	Coal Production

In the first half of 2015, the raw coal production of the Group was 34.93 million tonnes, representing a decrease of 1.77 million tonnes or 4.8% as compared with that of the first half of 2014. Salable coal production of the Group for the reporting period was 32 million tonnes, representing a decrease of 1.69 million tonnes or 5.0% as compared with that of the first half of 2014.

10      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the coal production of the Group for the first half of 2015:

	For the six months ended 30 June 2015 (kilotonne)	For the six months ended 30 June 2014 (kilotonne)	Increase/ decrease (kilotonne)	Increase/ decrease (%)

I. Raw coal production	34,933	36,701	-1,768	-4.82
1. The Company	17,745	18,940	-1,195	-6.31
2. Shanxi Neng Hua	667	851	-184	-21.62
3. Heze Neng Hua	1,965	1,559	406	26.04
4. Ordos Neng Hua	1,816	2,801	-985	-35.17
5. Yancoal Australia	9,258	9,819	-561	-5.71
6. Yancoal International	3,482	2,731	751	27.50
II. Salable coal production	31,995	33,687	-1,692	-5.02
1. The Company	17,735	18,922	-1,187	-6.27
2. Shanxi Neng Hua	656	843	-187	-22.18
3. Heze Neng Hua	1,963	1,558	405	25.99
4. Ordos Neng Hua	1,813	2,796	-983	-35.16
5. Yancoal Australia	6,694	7,117	-423	-5.94
6. Yancoal International	3,134	2,451	683	27.87

2)	Coal prices and sales

In the first half of 2015, the demand for coal in the domestic and overseas markets was weak and the average coal price of the Group decreased as compared with that of the first half of 2014.

The Group sold 42.99 million tonnes of coal in the first half of 2015, representing a decrease of 16.43 million tonnes or 27.6% as compared with that of the first half of 2014. The decrease of coal sales was mainly due to the decrease in sales by 14.71 million tonnes of externally purchased coal as compared with that of the first half of 2014.

In the first half of 2015, the Group realized a sales income of RMB16.4723 billion for its coal business, representing a decrease of RMB13.5326 billion or 45.1% as compared with that of the first half of 2014.

Yanzhou Coal Mining Company Limited  Interim Report 2015      11

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales of coal for the first half of 2015:

	For the six months ended 30 June 2015				For the six months ended 30 June 2014
	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)

1. The Company
No. 1 clean coal	66	112	517.56	57,832	103	148	640.75	95,190
No. 2 clean coal	4,119	3,521	475.45	1,674,029	5,023	5,221	601.57	3,140,621
Domestic sales	—	3,521	475.45	1,674,029	—	5,213	601.23	3,134,193
Export	—	—	—	—	—	8	834.81	6,428
No. 3 clean coal	2,091	2,136	414.58	885,630	2,303	2,462	487.80	1,200,792
Lump coal	1,065	1,112	419.75	466,863	1,187	1,201	548.31	658,499
Sub-total of clean coal	7,341	6,881	448.23	3,084,354	8,616	9,032	564.13	5,095,102
Domestic sales	—	6,881	448.23	3,084,354	—	9,024	563.89	5,088,674
Export	—	—	—	—	—	8	834.81	6,428
Screened raw coal	6,812	5,866	321.67	1,886,810	5,669	5,799	416.99	2,418,099
Mixed coal & Others	3,582	3,570	246.39	879,536	4,637	3,250	292.80	951,562
Total for the Company	17,735	16,317	358.57	5,850,700	18,922	18,081	468.17	8,464,763
Domestic sales	—	16,317	358.57	5,850,700	—	18,073	468.01	8,458,335
2. Shanxi Neng Hua	656	658	167.89	110,448	843	773	229.05	177,012
Screened raw coal	656	658	167.89	110,448	843	773	229.05	177,012
3. Heze Neng Hua	1,963	1,279	415.78	531,816	1,558	1,690	524.16	885,740
No. 1 clean coal	—	—	—	—	21	21	782.05	16,155
No. 2 clean coal	1,052	911	511.56	465,961	874	1,006	687.82	691,761
Mixed coal & Others	911	368	178.95	65,855	663	663	268.04	177,824
4. Ordos Neng Hua	1,813	1,893	187.06	354,138	2,796	2,474	173.02	428,061
Screened raw coal	1,813	1,893	187.06	354,138	2,796	2,474	173.02	428,061
5. Yancoal Australia	6,694	7,484	406.35	3,041,023	7,117	7,063	520.90	3,679,105
Semi-hard coking coal	478	535	510.42	273,010	481	477	584.15	278,762
Semi-soft coking coal	557	623	524.22	326,499	728	722	617.58	445,457
PCI coal	1,039	1,161	511.95	594,621	1,634	1,622	591.38	959,362
Thermal coal	4,620	5,165	357.61	1,846,893	4,274	4,242	470.40	1,995,524
6. Yancoal International	3,134	3,182	285.56	908,658	2,451	2,451	295.22	723,516
Thermal coal	3,134	3,182	285.56	908,658	2,451	2,451	295.22	723,516
7. Externally purchased coal	—	12,179	465.98	5,675,542	—	26,885	581.98	15,646,753
8. Total for the Group	31,995	42,992	383.15	16,472,325	33,687	59,417	504.99	30,004,950

12      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB’000)	Impact of change in the sales price of coal (RMB’000)

The Company	-825,720	-1,788,343
Shanxi Neng Hua	-26,321	-40,243
Heze Neng Hua	-215,306	-138,618
Ordos Neng Hua	-100,501	26,578
Yancoal Australia	219,210	-857,292
Yancoal International	215,880	-30,738
Externally purchased coal	-8,558,447	-1,412,764

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s sales in terms of geographical regions for the first half of 2015:

	For the six months ended		For the six months ended
	30 June 2015		30 June 2014
	Sales volume	Sales income	Sales volume	Sales income
	(Kilotonne)	(RMB’000)	(Kilotonne)	(RMB’000)

1. China	32,969	12,817,883	51,032	26,183,450
Eastern China	27,987	10,943,784	47,187	24,689,148
Northern China	2,117	638,594	3,444	1,250,355
Other regions	2,865	1,235,505	401	243,947
2. Japan	1,157	521,222	1,090	566,577
3. South Korea	2,474	1,055,098	1,935	1,047,630
4. Australia	2,625	706,471	2,771	848,300
5. Others	3,767	1,371,651	2,589	1,358,993
6. Total for the Group	42,992	16,472,325	59,417	30,004,950

Most of the Group’s coal products are sold to the electricity, metallurgy, chemical industries and traders, etc..

Yanzhou Coal Mining Company Limited  Interim Report 2015      13

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2015:

	For the six months ended		For the six months ended
	30 June 2015		30 June 2014
	Sales volume	Sales income	Sales volume	Sales income
	(Kilotonne)	(RMB’000)	(Kilotonne)	(RMB’000)

1. Electricity	15,005	5,793,385	11,238	4,630,434
2. Metallurgy	2,689	1,395,189	3,518	2,021,591
3. Chemical	3,705	1,653,691	4,118	2,445,695
4. Trades	18,029	6,675,824	37,907	19,590,515
5. Others	3,564	954,236	2,636	1,316,715
6. Total for the Group	42,992	16,472,325	59,417	30,004,950

3)	Cost of coal sales

The Group’s cost of coal sales in the first half of 2015 was RMB12.7553 billion, representing a decrease of RMB12.0457 billion, or 48.6% as compared with that of the first half of 2014. This was mainly due to the fact that: (1) the decrease of the cost of sales by RMB9.8978 billion affected by the decrease of externally purchased coal as compared with that of the first half of 2014. (2) the cost of sales was affected and decreased by RMB1.9466 billion through the implementation of expense economization, expense reduction and strengthening of cost controls.

The following table sets out the cost of coal sales in terms of business entities:

		Unit	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Increase/ decrease	Percentage of increase/ decrease (%)

The Company	Total cost of sales	RMB’000	3,789,555	4,933,333	-1,143,778	-23.18
	Cost of sales per tonne	RMB	224.02	264.91	-40.89	-15.44
Shanxi Neng Hua	Total cost of sales	RMB’000	90,595	125,501	-34,906	-27.81
	Cost of sales per tonne	RMB	137.72	162.40	-24.68	-15.20
Heze Neng Hua	Total cost of sales	RMB’000	453,652	527,489	-73,837	-14.00
	Cost of sales per tonne	RMB	264.53	312.16	-47.63	-15.26
Ordos Neng Hua	Total cost of sales	RMB’000	279,348	371,434	-92,086	-24.79
	Cost of sales per tonne	RMB	147.56	150.13	-2.57	-1.71
Yancoal Australia	Total cost of sales	RMB’000	2,299,911	2,856,586	-556,675	-19.49
	Cost of sales per tonne	RMB	307.32	404.45	-97.13	-24.02
Yancoal International	Total cost of sales	RMB’000	645,988	694,375	-48,387	-6.97
	Cost of sales per tonne	RMB	203.01	283.33	-80.32	-28.35
Externally purchased coal	Total cost of sales	RMB’000	5,651,060	15,548,891	-9,897,831	-63.66
	Cost of sales per tonne	RMB	463.97	578.35	-114.38	-19.78

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In the first half of 2015, the cost of coal sales of the Company is RMB3.7896 billion, representing a decrease of RMB1.1438 billion or 23.2% as compared with that of the first half of 2014. The cost of coal sales per tonne is RMB224.02, representing a decrease of RMB40.89 or 15.4%. The main reasons were that: (1) the cost of sales per tonne was affected and decreased by RMB45.53 through the optimization of human resource configuration, staffs downsizing and efficiency improvement, personnel transfers to the external development projects to reduce labor costs; (2) the cost of sales per tonne was affected and decreased by RMB10.78 through optimization of production systems and process, decreasing of material consumption per tonne, controls of cost of materials purchasing and decreasing of material expenses; (3) the cost of sales per tonne was affected and decreased by RMB3.46 through cutting down of the other controllable costs; (4) coal sales volume was decreased as compared with the first half of 2014. Therefore the cost of coal sales per tonne was affected and increased by RMB20.53.

In the first half of 2015, the cost of coal sales of Shanxi Neng Hua is RMB90.595 million, representing a decrease of RMB34.906 million or 27.8% as compared with that of the first half of 2014. The cost of sales per tonne is RMB137.72, representing a decrease of RMB24.68 or 15.2% as compared with that of the first half of 2014. The main reasons were: (1) the cost of sales per ton was affected and decreased by RMB19.50 through the reduction of outsourcing laboring services; (2) the cost of sales per tonne was affected and decreased by RMB15.14 and RMB6.29 respectively through the optimization of human resource configuration, decreasing of labor cost and material cost; (3) the decrease in coal sales volume increased the cost of coal sales per tonne by RMB20.49 as compared with that of the first half of 2014.

In the first half of 2015, the cost of coal sales of Heze Neng Hua is RMB453.7 million, representing a decrease of RMB73.837 million or 14.0% as compared with that of the first half of 2014. The cost of sales per tonne is RMB264.53, representing a decrease of RMB47.63 or 15.3% as compared with that of the first half of 2014. The main reasons were that: (1) the cost of sales per tonne was affected and decreased by RMB18.30 through the optimization of human resource configuration, staffs downsizing and efficiency improvement to reduce the labor cost; (2) the cost of sales per tonne was affected and decreased by RMB20.13 and RMB8.69 respectively through optimization of production systems and process, decreasing of material consumption and electricity consumption.

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In the first half of 2015, the cost of coal sales of Yancoal Australia is RMB2.2999 billion, representing a decrease of RMB556.7 million or 19.5% as compared with that of the first half of 2014. The cost of sales per tonne is RMB307.32, representing a decrease of RMB97.13 or 24.0% as compared with that of the first half of 2014. The main reasons were that: (1) the cost of sales per tonne was affected and decreased by RMB14.18 through the optimization of mining production layouts, reduction of material consumptions; (2) the cost of sales per tonne was affected and decreased by RMB8.18 through the optimization of human resources configuration and reduction labors; (3) the cost of coal sales per tonne was affected and decreased by RMB7.78 through the optimization and regulating of the equipment application, and reduction of equipment rental fees; (4) coal sales volume was increased as compared with that of the first half of 2014. Therefore the cost of sales per tonne was affected and decreased by RMB18.31; (5) the cost of coal sales per tonne was affected and decreased by RMB27.88 due to the exchange rate depreciation of Australian dollar against RMB as compared with that of the first half of 2014.

In the first half of 2015, the cost of coal sales of Yancoal International is RMB646 million, representing a decrease of RMB48.387 million or 7.0% as compared with that of the first half of 2014. The cost of sales per tonne is RMB203.01, representing a decrease of RMB80.32 or 28.3% as compared with that of the first half of 2014. The main reason was that (1) coal sales volume was increased as compared with that of the first half of 2014. Therefore the cost of coal sales per tonne was affected and decreased by RMB60.58; (2) the cost of coal sales per tonne was affected and decreased by RMB17.44 due to the exchange rate depreciation of Australian dollar against RMB as compared with that of the first half of 2014.

(2)	Railway transportation business

In the first half of 2015, the transportation volume of the Railway Assets was 7.53 million tonnes, representing a decrease of 1.37 million tonnes or 15.4% as compared with that of the first half of 2014. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB156.5 million in the first half of 2015, representing a decrease of RMB58.958 million or 27.4% as compared with that of the first half of 2014. The cost of railway transportation services was RMB109.3 million, representing a decrease of RMB22.935 million or 17.3% as compared with that of the first half of 2014.

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(3)	Coal chemicals business

The following table sets out the summary of operation of the Group’s methanol business for the first half of 2015:

	Methanol production (Kiloton)			Methanol sold (Kiloton)
	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)

1. Yulin Neng Hua	351	332	5.72	357	338	5.62
2. Ordos Neng Hua	483	—	—	472	—	—

Note:	the methanol project of Ordos Neng Hua was put into commercial operating since January 2015.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)

1. Yulin Neng Hua	526,458	630,880	-16.55	396,424	455,543	-12.98
2. Ordos Neng Hua	691,919	—	—	472,754	—	—

(4)	Power generation business

The following table sets out the summary of operation of the Group’s power generation business for the first half of 2015:

	Power generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Percentage of increase/ decrease (%)

1. Hua Ju Energy	48,796	46,720	4.44	15,472	15,811	-2.14
2. Yulin Neng Hua	13,160	13,508	-2.58	594	680	-12.65
3. Heze Neng Hua	63,031	—	—	58,547	—	—

Note:	1.	Since March 2014, the electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements.
	2.	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operation requirements.
	3.	The power plant of Heze Neng Hua was put into commercial operation since November 2014.

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	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Increase/ decrease (%)	For the six months ended 30 June 2015	For the six months ended 30 June 2014	Increase/ decrease (%)

1. Hua Ju Energy	76,425	68,085	12.25	51,509	52,288	-1.49
2. Yulin Neng Hua	1,348	1,543	-12.64	1,872	2,290	-18.25
3. Heze Neng Hua	208,868	—	—	196,529	—	—

(5)	Heat business

Hua Ju Energy generated heat energy of 0.9 million steam tonnes and sold 40,000 steam tonnes in the first half of 2015, realizing a sales income of RMB10.16 million, with a cost of sales of RMB4.047 million.

3.	Main business by regions

	Sales income (RMB’000)	Increase decrease in sales income as compared with that of the first half of 2014 (%)

Domestic	14,489,516	-46.56
Overseas	3,654,442	-4.37

Total	18,143,958	-41.35

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(II)	Analysis of Main Business

1.	Analysis of changes in brief Consolidated Income Statement items and brief Consolidated Statement of Cash Flow items

	For the six months ended 30 June 2015 (RMB’000)	For the six months ended 30 June 2014 (RMB’000)	Increase/ decrease (%)

Sales income	18,143,958	30,933,389	-41.35
Cost of sales	13,987,677	25,425,139	-44.98
Cost of coal transportation	934,150	1,171,307	-20.25
Selling, general and administrative expenses	2,844,697	3,568,844	-20.29
Investment returns from associated enterprises	227,629	99,240	129.37
Joint venture investment losses	77,646	188,592	-58.83
Other business income	1,219,200	779,105	56.49
Interest cost	1,502,540	1,120,423	34.10
Income tax	242,546	-33,723	—
Net cash inflow from operating activities	-2,042,466	409,735	-598.48
Net cash outflow from investing activities	3,764,468	-5,597,708	-32.75
Net cash inflow from financing activities	5,878,886	7,749,487	-24.14
R&D Expenditure	19,418	58,050	-66.55

(1)	Analysis of changes in brief Consolidated Income Statement items

The Group’s sales income in the first half of 2015 was RMB18.144 billion, representing a decrease of RMB12.7894 billion or 41.3% as compared with that of the first half of 2014. This was mainly due to the fact that: (1) the decrease of sales volume and sales price of self-produced coal resulted in a decrease of sales income by RMB732.8 million and RMB2.8287 billion, respectively, compared with that of the first half of 2014; (2) the decrease of the sales volume of externally purchased coal resulted in a decreased of sales income by RMB9.9712 billion compared with that of the first half of 2014; (3) related projects were put into production, therefore the sales income of coal chemical business and power generation business was increased by RMB804.5 million compared with that of the first half of 2014.

The Group’s cost of sales in the first half of 2015 was RMB13.9877 billion, representing a decrease of RMB11.4375 billion or 45.0% as compared with that of the first half of 2014. This was mainly due to: (1) the cost of coal sales was decreased by RMB12.0457 billion compared with that of the first half of 2014; (2) related projects were put into production, therefore the cost of sales of coal chemical business and power generation business was increased by RMB633.1 million compared with that of the first half of 2014.

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The Group’s associated enterprise investment income in the first half of 2015 was RMB227.6 million, representing an increase of RMB128.4 million or 129.4% as compared with that of the first half of 2014. This was mainly due to the fact that: during the reporting period, the income of the investments in Huadian Zouxian Power Generation Co., Ltd. and Shaanxi Future Energy Chemical Co., Ltd. held by the Company was increased by RMB127.3 million as compared with that of the first half of 2014.

The Group’s Joint Venture investment loss in the first half of 2015 was RMB77.646 million, representing a decrease of RMB110.9 million or 58.8% as compared with that of the first half of 2014. This was mainly due to the fact that during the reporting period, the losses of Middlemount Mine Joint Venture was decreased by RMB109.8 million as compared with that of the first half of 2014.

The Group’s other income in the first half of 2015 was RMB1.2192 billion, representing an increase of RMB440.1 million or 56.5% as compared with that of the first half of 2014. This was mainly due to: (1) the interest income was increased by RMB198.4 million as compared with that of the first half of 2014; (2) the income of the fair value changes of shares in Qilu Bank Co., Ltd. (“Qilu Bank”) held by the Company was RMB246.2 million.

The Group’s interest cost in the first half of 2015 was RMB1.5025 billion, representing an increase of RMB382.1 million or 34.1% as compared with that of the first half of 2014. This was mainly due to the fact that the increase of the liability with interest resulted in the increase of payable interest cost as compared with that of the first half of 2014.

The Group’s income tax in the first half of 2015 was RMB242.5 million and the income tax of the first half of 2014 was RMB-33.723 million. This was mainly due to the fact that the Company paid the RMB251.7 million income taxes payable for previous years during the reporting period.

The Group’s R&D expenditure in the first half of 2015 was RMB19.418 million, representing a decrease of RMB38.632 million or 66.6% as compared with the first half of 2014. This was mainly due to the fact that the special research and development projects which were implemented in the first half of 2014 had been completed thoroughly as at the end of 2014. During the reporting period, no similar business was implemented.

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(2)	Analysis of changes in brief Consolidated Statement of Cash Flow items

In the first half of 2015, net cash inflow from operating activities of the Group was RMB-2.0425 billion, representing a decrease of RMB2.4522 billion or 598.5%, which was mainly due to (1) the decrease of sales income of self-produced coal resulted in a decrease of cash inflow by RMB3.0364 billion as compared with that of the first half of 2014; (2) a decrease of sales cost of self-produced coal resulted in a decrease of cash outflow of RMB1.5512 billion as compared with that of the first half of 2014; (3) an increase of interest expense resulted in an increase of cash outflow by RMB959.8 million as compared with that of the first half of 2014.

In the first half of 2015, net cash outflow from investing activities of the Group was RMB3.7645 billion, representing a decrease of RMB1.8332 billion or 32.8% as compared with that of the first half of 2014, which was mainly due to: (1) the increase of assets acquisitions and equity investment resulted in an increase of net cash outflow by RMB1.778 billion as compared with that of the first half of 2014; (2) during the reporting period, the changes of bank guarantee deposit and restricted cash balance resulted in a decrease of the net cash outflow by RMB3.5449 billion as compared with that of the first half of 2014.

In the first half of 2015, net cash inflow from financing activities of the Group was RMB5.8789 billion, representing a decrease of RMB1.8706 billion or 24.1% as compared with that of the first half of 2014, which was mainly due to the fact that: (1) during the reporting period, the first tranche short-term financing bonds of RMB5 billion of 2014 was repaid; (2) as compared with the first half of 2014, the fund acquired through the issuance of perpetual capital bonds was increased, resulting in the cash inflow increase of RMB2.1283 billion; (3) RMB1.4492 billion of CVR repurchases amount was paid to the original shareholders of Gloucester (excluding Noble Group) during the first half of 2014.

(3)	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

Not applicable.

2)	Implementation status of the Group’s operating scheme

Facing the adverse conditions of the slowing down of macroeconomic growth and weak demands from downstream industries, both the sales volume of Group’s self produced coal and externally purchased coal decreased. In the first half of 2015, the Group sold 42.99 million tonnes coal, which accounts for 35.2% of the planned coal sales volume for the year 2015, of which 30.81 million tonnes of self-produced coal was sold, accounting for 44.6% of the planned coal sales volume for the year 2015. The Group sold 830 thousand tonnes methanol, which accounts for 59.2% of the planned methanol sales volume for the year 2015.

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3)	Capital Sources and Use

In the first half of 2015, the Group’s principal source of capital was the cash flow from operations, issuance of the various types of bonds and bank loans. The Group has utilized its capital mainly for operating business expenses, purchase of property, machinery and equipment, payment of shareholders’ dividend, and repayment of bank loans.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2015 was RMB2.3253 billion, representing an increase of RMB69 million or 3.1% as compared with RMB2.2563 billion in the first half of 2014.

(III)	Assets and Liabilities

1.	Analysis of changes in the consolidated assets and liabilities items

	As at 30 June 2015		As at 31 December 2014
	RMB’000	Percentage to total assets (%)	RMB’000	Percentage to total assets (%)	Increase/ decrease (%)

Prepayment and other receivables	9,242,954	6.88	7,219,251	5.42	28.03
Securities investment	1,550,856	1.15	388,764	0.29	298.92
Borrowing, due within one year	16,759,532	12.47	10,871,689	8.17	54.16
Shareholders’ equity attributable to holders of perpetual capital bonds	6,618,352	4.92	2,521,456	1.89	162.48

At the end of the reporting period, the Group’s prepayment and other receivables were RMB9.243 billion, representing an increase of RMB2.0237 billion or 28.0% as compared with that of the beginning of 2015. This was mainly due to: (1) the increase of RMB1.1631 billion of the prepayment; (2) the increase of RMB252.1 million of prepayment for material and equipment purchasing; (3) the increase of RMB165.9 million of receivable dividends.

At the end of the reporting period, the Group’s securities investments were RMB1.5509 billion, representing an increase of RMB1.1621 billion or 298.9% as compared with that of the beginning of 2015. This was mainly due to: (1) after the newly increased subscription of shares of Qilu Bank, the carrying amount was RMB1.0292 billion at the end of reporting period; (2) the fair value of the shares in Shenergy Co., Ltd. and Jiangsu Lianyungang Port Co., Ltd. held by the Company was increased by RMB132.9 million as compared with that of the beginning of 2015.

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At the end of the reporting period, the Group’s borrowings expiring within one year was RMB16.7595 billion, representing an increase of RMB5.8878 billion or 54.2% as compared with that of the beginning of 2015. This was mainly due to the issuance of first and second tranche of super-short-term financing bonds, totally amounting to RMB5 billion of 2015 during the reporting period.

At the end of the reporting period, the Group’s equity attributable to the holders of perpetual capital bonds was RMB6.6184 billion, representing an increase of RMB4.0969 billion or 162.5% as compared with that of the beginning of 2015. This was mainly due to the issuance of the 2015 first tranche of non-public financing instruments and the 2015 first tranche of medium term notes, totally amounting to RMB4 billion during the reporting period.

2.	Other information

(1)	Debt to equity ratio

As at 30 June 2015, the equity attributable to the equity holders of the Company and interest-bearing debt amounted to RMB36.8346 billion and RMB63.4846 billion respectively, representing a debt to equity ratio of 172.4%. For detailed information on interest-bearing debt, please refer to Note 21 of the financial statements prepared under IFRS or the Note VI.9, 21 and 30-33 of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 34 of the financial statements prepared under IFRS.

(3)	Pledge of assets

For details of pledge of assets, please see Note 16-17 of the financial statements prepared under IFRS or the Note VI 15-16 of the financial statements prepared under CASs.

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(IV)	Analysis of Core Competitiveness

In the first half of 2015, confronted by the adverse situation of weak balance in coal markets at home and abroad, the Group continues to focus on “Three Reductions and Three Enhancements” to intensify backward cost reduction; strengthen scientific and technological research through manufacturing technique optimizing, equipment upgrade and information construction to reduce cost and raise efficiency; adjust the way of marketing by database marketing service to promote business model innovation; enhance financial industrial layout on the base of entity industry consolidation and the operating and value-creating capacity ranks the top of the industry.

(V)	Analysis of Investment

1.	Overall analysis of the Group’s external equity investment during the reporting period

(The financial data listed in this section were calculated according to CASs)

(1)	New external equity investment during the reporting period

In the first half of 2015, the external equity investment of the Company was RMB1.0475 billion in total. The relevant information of projects invested is set out as follows:

No.	Projects of external equity investment	Total investment amount of projects (RMB100 million)	Company’s investment amount (RMB100 million)	Name of the invested company	Main business	The Company’s equity interest in the invested company
1	Subscription of placing shares of Qilu Bank Co., Ltd.	7.829	7.829	Qilu Bank Co., Ltd.	RMB, foreign exchange and other business approved by authorities	8.67%

2	Investment to Shanghai CIFCO Futures Co., Ltd.	2.646	2.646	Shanghai CIFCO Futures Co., Ltd.	Commodity futures broker, financial futures broker, futures investment consultant	33.33%

Total		10.475	10.475	—	—	—

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(2)	Equity interests in other listed companies held by the Company as at the end of the reporting period

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Equity held at 1 January 2015 (%)	Equity held at 30 June 2015 (%)	Book value at 30 June 2015 (RMB)	Gains or losses during the reporting period (RMB)	Changes in shareholders’ equity during the reporting period (RMB)	Accounting items

600642	Shenergy	77,277,051	0.80	0.80	365,360,766	0	97,180,124	Available-for-sale financial assets
601008	Lianyungang	1,760,419	0.22	0.22	16,989,180	59,629	2,589,169	Available-for-sale financial assets

Total		79,037,470	—	—	382,349,946	59,629	99,769,293	—

Note:	The above mentioned “Gains or losses during the reporting period” refer to the effect from the related investment to the net profits in consolidated statement of the Group during the reporting period.

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2003, subscription of placement shares in 2010 with cash in hand and shares dividend in 2010.

Source of Lianyungang shares: subscription of shares as a founder upon establishment of the company and shares dividend in 2007 and 2011.

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(3)	Equity interests in non-listed financial corporations held by the Company as at the end of the reporting period

						Unit: RMB100 million
Corporations	Amount of initial investment	Equity held at 1 Jan. 2015 (%)	Equity held at 30 June 2015 (%)	Book value at 30 June 2015	Gains or losses during the reporting period	Changes in shareholders’ equity during the reporting period	Accounting items	Source of shares

Yankuang Group Finance Company Limited	1.250	25	25	3.289	0.186	0.186	Long-term equity investment	Capital investment
Shandong Zoucheng Jianxin Rural Bank Company Limited	0.090	9	9	0.090	0	0	Available-for-sale financial assets	Capital investment
Qilu Bank Co., Ltd.	7.829	0	8.67	10.292	1.847	1.847	Tradable financial assets	Equity investment
Shanghai CIFCO Futures	2.646	0	33.33	2.646	0	0	Long-term equity investment	Equity investment

Total	11.815	—	—	16.317	2.033	2.033	—	—

Note:	The above mentioned “Gains or losses during the reporting period” refer to the effect from the related investment to the net profits in consolidated statement of the Group during the reporting period.

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Equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited (hereinafter ‘Yankuang Finance’) on 13 September 2010. In the initial contribution to the registered capital of Yankuang Finance, Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25% in Yankuang Finance. As approved at the first meeting of the sixth session of the Board, on 20 June 2014 Yanzhou Coal and other shareholders of Yankuang Finance increased the registered capital of Yankuang Finance from RMB500 million to RMB1 billion in proportion to their original shareholding in Yankuang Finance, of which Yanzhou Coal contributed RMB125 million.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Zoucheng Jianxin Rural Bank Company Limited in 2011. The registered capital of Shandong Zoucheng Jianxin Rural Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million in cash, representing equity interest of 9%.

As reviewed and approved at the sixth meeting of the sixth session of the Board held on 23 December 2014, the Company subscribed for RMB246.21 million placing shares in Qilu Bank. The registration of transfer of the above mentioned equity in industrial and commercial administration was completed on 7 August 2015.

As considered and approved at the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company would invest RMB264.56 million, contributing 33.33% equity interests in Shanghai CIFCO Futures.

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2.	Commissioned financing in nonfinancial corporations and investment in derivatives

(1)	Commissioned financing

For details of commissioned financing, please refer to the section headed “VI. Material Contracts and Performance” under “Chapter 4 Significant Events” in this report.

(2)	Entrusted loan

As at the date of this report, entrusted loans provided by the Company are listed below:

Borrower	Amount of loan (RMB100 million)	Term of loan	Interest rate	Purpose	Overdue (yes/no)	Connected transaction (yes/no)	Extend the period (yes/no)	Connected relationship	Actual interest income received during the reporting period (RMB’000)

Yanzhou Coal Yulin Neng Hua Company Limited	15	8 years	4.59%	Construction of methanol project	No	No	Yes	wholly-owned subsidiary	16,779

Shanxi Tianhao Chemicals Company Limited	1.9	5 years	6.40%	Construction of methanol project	Yes	No	No	controlled subsidiary	—

Yanmei Heze Neng Hua Company Limited	6	5 years	6.40%	Expenditure of projects construction	No	No	No	controlled subsidiary	15,821

Yanmei Heze Neng Hua Company Limited	8.9	5 years	6.40%	Construction of Zhaolou power plant project	No	No	No	controlled subsidiary	26,051

Yanzhou Coal Ordos Neng Hua Company Limited	2	3 years	6.15%	Supplement for working capital	No	No	No	wholly-owned subsidiary	47,151

Yanzhou Coal Ordos Neng Hua Company Limited	28	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	No	wholly-owned subsidiary	394,062

Yanzhou Coal Ordos Neng Hua Company Limited	19	5 years	6.40%	Construction of methanol project	No	No	No	wholly-owned subsidiary	235,702

Yanzhou Coal Ordos Neng Hua Company Limited	18.82	5 years	6.40%	Consideration of Zhuan Longwan mining rights	No	No	No	wholly-owned subsidiary	256,612

Yanzhou Coal Ordos Neng Hua Company Limited	6.3	3 years	6.15%	Acquisition of 20% equity interests of Xintai Company	No	No	No	wholly-owned subsidiary	66,473

Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited	2.5	1 year	6.00%	Supplement for working capital	No	No	No	controlled subsidiary	6,815

Shaanxi Future Energy Chemical Co., Ltd.	12.5	1 year	6.00%	Supplement for working capital	No	Yes	No	shareholder	46,944

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Note:

1.	The source of the above mentioned entrusted loans was the Company’s self-owned fund, which was not subject to any contentious matters.

2.	The entrusted loan of RMB190 million to Tianhao Chemicals has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and no provisions of assets impairment loss are made in respect of such entrusted loans.

3.	The entrusted loan, provided by the Company to Shaanxi Future Chemical Co., Ltd. (“Shaanxi Future Energy”) was fully, unconditionally, irrevocably guaranteed by Yankuang Group and Yankuang Group made a pledge for this by way of its 30% equity interests in Shaanxi Future Energy. As at 3 August 2015, Shaanxi Future Energy has repaid all the principal amount and the interest to the Company. There were no other pledges or guarantors for the above mentioned entrusted loan.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Tianhao Chemicals, the details of which are shown in the following table.

Borrower	Amount of entrusted loan (RMB100 million)	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Shanxi Tianhao Chemicals Company Limited	2	5 years	6.40%	Construction of methanol project	No	No	Nil

Note:

1.	The entrusted loan provided by Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan does not constitute as a connected transaction. The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

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(3)	Other investment financing and investment in derivatives

Category	Fund source	Investment shares	Product type	Profit and loss	Whether involved in lawsuits

Commodity futures	self-owned fund	5250	Thermal coal	RMB2.338 million	No

Note for futures investment:

From 28 August 2014, the Company bought futures contract TC1501 of thermal coal in batches. As at 9 January 2015 (value date), the Company possessed 5250 TC1501 contracts which could convert into 1.05 million tonnes of thermal coal. On the value date, the Company bought 1.0454 million tonnes coal with RMB550.49 million of settlement funds. After calculating, the above-mentioned futures contract of thermal coal made a book profit of RMB2.338 million.

For details of the investment in other derivatives during the reporting period, please see Note 26 of the financial statements prepared under the IFRS or Note VI.9 and Note IX of the financial statements prepared under CASs.

There was no other investment financing during the reporting period.

3.	Use of fund raised

In the first half of 2015, the Group raised RMB14 billion in total by issuing short-term financing bonds, debt financing notes through private placement, medium-term notes and two super-short-term financing bonds. For details of the use of fund raised, please refer to the section headed “II. Securities Issuance” under “Chapter 5 Changes in Shares and Shareholders”.

4.	Major projects of the Group using its own fund

Not applicable.

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5.	Analysis of major subsidiaries and associated companies

(All the financial data listed in this section were calculated under CASs)

During the reporting period, details of subsidiaries and associated companies which brought greater effects on the Group’s net profit attributable to shareholders of the Company are as follows:

Name of company	Nature of business	Main products or services	Net profit for the first half of 2015 (RMB’000)

I. Controlled subsidiaries
Heze Neng Hua	Energy	Coal	78,806
Yancoal Australia	Energy	Coal	-706,488
Yancoal International	Investment management and energy	Investment projects management and coal	243,847
Hua Ju Energy	Power generation	Power and heat	62,431

II. Associated companies
Huadian Zouxian Power Generation Company Limited	Power Generation	Power and heat	561,260

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II.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

During the reporting period, there were no changes in accounting policies, accounting estimates or amendments to significant accounting errors of the Group.

III.	PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL

(I)	Implementation of Cash Dividend Plan during the Reporting Period

The 2014 annual general meeting of the Company held on 22 May 2015 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2014 cash dividends of RMB98.368 million (tax inclusive) to the Shareholders, i.e., RMB0.02 per share (tax inclusive). As at the disclosure date of this report, the final cash dividends for the year 2014 have been distributed to the Shareholders.

(II)	Interim Profit Distribution for the First Half of 2015

The Company will not distribute any interim dividend, nor will the Company increase its capital from capital reserve in the first half of 2015.

IV.	CAPITAL EXPENDITURE PLAN

The capital expenditure for the first half of 2015 of the Group is set out in the following table:

	The first half of 2015 (RMB’0000)	The second half of 2015 (Estimated) (RMB’0000)	2015 (RMB’0000)

			Present	Previous
			estimate	estimate

The Company	63,451	151,380	214,831	231,342
Shanxi Neng Hua	3,845	5,074	8,919	8,919
Yulin Neng Hua	59	3,622	3,681	3,681
Heze Neng Hua	16,171	74,419	90,590	90,590
Hua Ju Energy	1,794	2,768	4,562	4,562
Ordos Neng Hua	50,784	51,110	101,894	244,120
Haosheng Company	41,423	189,366	230,789	230,789
Yancoal Australia	34,666	104,450	139,116	147,731
Yancoal International	19,891	5,460	25,351	6,934
Zhongyin Financial Leasing	449	450	899	—

Total	232,533	588,099	820,632	968,668

Currently, the Group possesses sufficient financing channels, which are expected to meet the operation and development requirements.

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V.	OUTLOOK

(I)	Operating Strategies for the Second Half of 2015

In the second half of 2015, affected by multiple factors such as low growth of global economy and new energy alternatives, the supply of coal worldwide continues to exceed demand. However, benefitting from the effect of a series of favorable policies to stabilize growth, reduce poverty and promote development in the coal industry, the decision of major coal suppliers in the world to reduce production and the increasing demand for coal from emerging developing countries such as India, it is estimated that the global coal price will recover from weakness and stabilize.

The Group will closely monitor the characteristics of the coal industry and development trends, implement more flexible and efficient strategic measures to ensure maximization of economic benefits for the year 2015. For the second half of 2015, the Group will primarily focus on the implementation of the following operating measures:

Optimize industry layout to achieve synergic effect between production and financing. The Group will improve the technical equipment and production layout, increase daily production and daily development, raise production capacity of efficient mines and reduce non-efficient capacity so that the coal mines will achieve the transformation of lean production mode: from “quantity-oriented” to “efficiency-oriented”. The Group will ensure timely release of economic benefits by leveraging the regional and scale-wise advantages of its methanol projects. It will also improve the level of automation, intelligentization, unification and becoming high-end in the coal equipment manufacturing industry. The Group will build an integrated development and operating model which will include “manufacturing, leasing and re-manufacturing”. The Group will achieve synergic effect by utilizing the financial operation platforms of Duanxin Investment Holding (Beijing) Co., Ltd., Zhongyin Financial Leasing Co., Ltd., actively implementing financial investment and operation, stably carrying out finance hedging and futures financing, fortifying capital investment income, achieving transformation and upgrade of real economy through financial development.

Expand the room for cost reduction and profitability through greater use of backflush costing. Firstly, the Group will systematically arrange and analyze the structure of assets, liabilities, investment, staff, etc., formulate the program of staff downsizing and efficiency improvement by classification for optimization and rigidly apply back-flush costing indicators to reduce cost via structure optimization. Secondly, the Group will implement the management measure of “strict control of the two ends and precise management of the middle section”. In terms of the source of procurement, the Group will intensify centralized purchasing for materials and equipment, competitive negotiation and online procurement to control expenditure. In terms of the sales end, the Group will optimize marketing channels and directions of the flow to lower marketing cost. In terms of the middle section, the Group will improve key business process reengineering and integrate operational elements and the relevant resources to reduce cost from process management. Thirdly, the Group will strengthen the ability to tackle scientific and technological problems, further optimize production design and technical craft and break the bottleneck of cost control through scientific and technological innovations.

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Innovate business models and give play to the roles of cooperative marketing. Using data-based marketing, the Group will promote the construction of a 24-hour accurate distribution circle. The Group will scientifically optimize coal product categories, the scale of coal matching expand product customization and implement product flow segmentation, being directed by customer demand. The Group will also expand domestic and foreign trade business, strengthen the coordination of internal and external markets and consolidate strategic customers, seek for new customers and increase market shares. Further, by means of “online marketing”, the Group will increase the size of online transactions, reduce the cost of sales; based on the Group’s internal logistics resources and market, actively develop third party logistics, integrate the resources of marketing, trade and logistics and realize the functions of professional operations, resources complementarities, synergistic operations and unified benefit-making.

Highlight a strict and detailed management, and promote the connotation development level. The Group will deepen benchmarking management and internal marketization management, improve the overall level of control and supervision; control the plans for various funds strictly, increase the concentration of funds and the efficiency of such use; adjust the financing structure, implement low-cost financing and low risk financial management, strengthen the management of, and profits generated by, stock funds; optimize the project investment, accelerate the construction and procedures of promising and effective projects, strictly control the operations of commissioned projects and realize the abilities and profits of projects as soon as possible; take steps in the early implementation of the risk control measures, strictly regulate production, trade and other business processes and avoid losses due to any kind of risk.

(II)	Major Risks Faced by the Group, Impact and Measures

Risks arising from macro-economy downturn

For the reason that domestic economic situation is intricate and complex, uncertainties that affect future economic development increase and Chinese government strengthens the efforts to resolve the haze problem, outdate industries with overcapacity, and adjust industrial structures, the coal industry remains in low operation which is now the “new norm”.

Counter-measures: In order to transform the risk in economic operation into an industrial upgrading opportunity, it is necessary to continue in-depth studies of global economic trends and industrial development trends, pay special attention to the role played by the synergetic effect of domestic and overseas markets and resources, carefully explore the integrated development strategy of entity industry and financial industry.

Risks arising from product price volatility

Affected by multiple factors of slowdown in coal demand, excess capacity, and slip of international energy prices, the trend of oversupply in the coal market is difficult to change in the short term. The Group still faces more downward pressure on coal prices.

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Counter-measures: The Group would take various measures to reduce costs, unleash potentials, expand the external markets, and increase profitability. Aimed at consistent quality and excellent performance of coal marketing, we will thoroughly implement value recreation of “Three Reductions and Three Enhancements” to the entire procedures, optimize the market arrangements, innovate the marketing model and strategy, and improve the quality of services and products.

Risks arising from product trade

In recent years, the Group’s coal trade volume continues to grow at a strong pace. However, profitability of coal trade remains low because of the change of market demands and the influence of price fluctuations. Meanwhile, with market downturn and prudent bank lending, prepayment for coal trade will take high occupation of the Group’s funds, which is more risky.

Counter-measures: Adhere to the principles of prioritizing benefits, strictly controlling risks, and giving equal value to quantity and quality of products, reinforce risk prevention of trade partners, control access mechanism of trade customers, and enhance management of funds and accountability system to make sure that the operational size and efficiency of products trade increase simultaneously.

Risks arising from safe production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. As all of them are of high hazardous nature and of complex uncertainties in production, the Group faces the high risk of production safety.

Counter-measures: With the guidance of the reinforcement of safety concept, the Group would firmly establish a conscious safety red line; reinforce the management of security level to highlight the responsibility of security principal; strengthen the management of security response to improve the emergency plan and intensify the exercise of emergency training; enhance the examination of security supervision and strictly implement rewards and punishments to ensure the safety and efficiency of production.

Risks arising from debt financing

Because of the continuous weakness of the coal market and uncertainties of the financing environment at home and abroad, financing becomes more difficult and debts risks and default risks become greater.

Counter-measures: Strictly manage and control the funds, actively use various financing platforms to conduct low-cost financing, optimize the liability structure, and guarantee the capital needs. In the meantime, control the debt scale and make the assets liabilities ratio stay at rational level so as to reduce the risks of debts financing.

Risks arising from project implementation

The construction projects of the Group cover wide scope and high investment. Partial projects under construction are in the approval process which has the risks of prolonging the examination and construction period.

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Counter-measures: Formulate a table of the construction projects’ approval procedures, strengthen the management force of examination and approval processes to make sure that the construction projects are completed successfully. Tighten the control on investment, construction period, and quality to make sure that projects can be put into production on schedule and the expected benefits can be achieved as well.

VI.	OTHER DISCLOSURES

(I)	The Impact of Exchange Rate Fluctuation

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	the overseas sales income as the overseas product sales of the Group are denominated in USD and AUD;

2.	the exchange gains and losses of the foreign currency deposits and borrowings;

3.	the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had the exchange gain of RMB80.314 million during the reporting period. For details of the exchange gain or loss, please see Note VI.51 of the financial statements prepared under CASs or Note 7 of the financial statements prepared under IFRS.

To manage foreign currency risks arising from the expected revenue, Yancoal Australian has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts, please see Note 26 of the financial statements prepared under IFRS or Note VI.9 and Note IX of the financial statements prepared under the CASs.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International took measures of foreign exchange hedging to such debt on the accounting basis and effectively mitigated the impact on the current profits and losses.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(II)	Taxation

During the reporting period, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

(III)	Statements on the warnings and reasons for the expected accumulated net profit may be negative from the beginning of 2015 till the end of the next reporting period or there might be significant changes to accumulated net profit as compared with the same period of last year.

Not Applicable.

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I.	CORPORATE GOVERNANCE

(I)	Corporate Governance

(in accordance with PRC regulatory requirements)

Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents issued by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance structure during the current reporting period as follows:

As approved at the 2014 annual general meeting held on 22 May 2015, according to the actual situation of operation and development, the Company expanded its business scope and made corresponding amendments to the Articles. For details, please refer to the announcement in relation to Amendments to the Articles of the Company dated 27 March 2015 and the announcement in relation to the resolutions passed at the 2014 annual general meeting dated 22 May 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company and/or China Securities Journal and Shanghai Securities News.

(II)	Compliance with the Corporate Governance Code and the Model Code

(Prepared under the regulatory rules of Hong Kong)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board is dedicated to the improvement of our corporate governance standard and regularly reviews corporate governance practices to ensure that the Company’s operation is in compliance with the laws, regulations and regulatory requirements of the places where the shares of the Company are listed.

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The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedure for Shareholders’ General Meeting, the Rules of Procedure for the Board, the Rules of Procedure for Supervisory Committee Meeting, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Management of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Rules for Internal Reporting of Material Information, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 30 June 2015, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Corporate Governance Code (“the Code”) contained in Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

During the reporting period, the Company has strictly complied with the mentioned corporate governance documents and abided by the provisions of the Code without any deviation. For details of the corporate governance report, please refer to the 2014 annual report of the Company.

Having made specific enquiries to all Directors and Supervisors, during the reporting period, the Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules and the Code for Securities Transactions by Management of the Company. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less stringent than the required standard set out in the Model Code.

II.	SIGNIFICANT LITIGATION, ARBITRATION AND EVENTS CALLED INTO QUESTION BY THE MEDIE EXTENDED TO THE REPORTING PERIOD

(I)	Update on the dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Tianhao Chemical, the subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s default.

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply” and unilaterally suspended the gas supply. As a result, Tianhao Chemicals was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and paid a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts.

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In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

In order to fully protect the interests of the Company, Shanxi Neng Hua applied to Beijing Arbitration Commission for withdrawal of the request for arbitration. Recently, Shanxi Neng Hua received Beijing Arbitration Commission’s reply granting withdrawal of the Arbitration. As at the disclosure date of this interim report, the Company and Shanxi Neng Hua are further studying the plan of dispute resolution.

For details, please refer to the announcements in relation to the update on the arbitration of the wholly owned subsidiary of Yanzhou Coal Co., Ltd. dated 24 August, 2015. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

(II)	Update on the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie, as the plaintiff of the litigation. On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation. As at the disclosure date of this interim report, the case has not yet been heard.

For details, please refer to the announcements in relation to the update on this litigation dated 29 April 2014 and 30 June 2014, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this interim report, the above mentioned significant arbitration events have not been heard and the final result is unknown. So the Company is unable to accurately estimate the impact of the litigation on the company’s current profit and profit after the reporting period for the time being.

Save as disclosed above, there were no other significant litigation, arbitration and events called into question by the Media during the reporting period or extended to the reporting period.

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III.	SHARE INCENTIVE SCHEME

The Company did not implement any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITION, SALES AND MERGERS

Subscription of the Placing Shares of Qilu Bank

As reviewed and approved at the sixth meeting of the sixth session of the Board held on 23 December 2014, the Company subscribed for RMB246.21 million placing shares in Qilu Bank at the offering price of RMB3.18 per share and completed the registration of transfer in the industrial and commercial administration on 7 August 2015. Qilu Bank has been listed in the share transfer system for national small and medium-sized enterprises seeking to publicly transfer their shares since 29 June 2015.

For details, please refer to the announcement in relation to the external investment dated 23 December 2014. The above announcement was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

Save as disclosed above, there was no significant asset acquisition, sales and mergers during the reporting period.

V.	CONNECTED TRANSACTIONS

During the reporting period, the Group’s connected transactions were mainly continuing connected transactions entered into with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and other temporary connected transactions.

(I)	Continuing Connected Transactions

At the 2014 second extraordinary general meeting of the Company held on 12 December 2014, five continuing connected transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include: state price; market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

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At the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company considered and approved: (i) “Financial Services Agreement’ and the annual cap for such transaction for the period from 1 April 2015 to 31 March 2016, applying state-prescribed price as the main way of pricing; (ii) “Coal Train Escort Services Agreement” and the annual cap for such transaction for the period from 1 February 2015 to 31 March 2016, applying reasonable cost plus reasonable profits as the main ways to determine transaction price.

1.	Continuing connected transaction of the supply of materials and services

(the data below are prepared under CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB908.7 million for the first half of 2015. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB786.4 million.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder for the first half of 2015:

					Increase/
	The first half of 2015		The first half of 2014		decrease of
		Percentage of		Percentage of	connected
	Amount	operating income	Amount	operating income	transactions
	(RMB’000)	(%)	(RMB’000)	(%)	(%)

Sales of goods and provision of services by the Group to its Controlling Shareholder	908,734	3.61	1,747,814	5.39	-48.01
Sales of goods and provision of services by the Controlling Shareholder to the Group	786,371	3.13	1,157,775	3.57	-32.08

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder for the first half of 2015:

	Operating income	Operating cost	Gross profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	595,201	327,361	267,840

2.	Continuing connected transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide the Group’s employees with management and handling services of endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maturity insurance fund (the “Insurance Fund”) for free. The amount of the Insurance Fund paid by the Group in the first half of 2015 was RMB488.3 million.

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3.	Continuing connected transaction of financial services

Pursuant to the “Financial Services Agreement”, as at 30 June 2015, the principal and interest balance of deposit and loan of the Group in Yankuang Group Finance Company Limited was RMB1.1757 billion and RMB331.2 million, respectively.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in the first half of 2015.

The following table sets out the details of the annual caps for 2015 and the actual transaction amounts in the first half of 2015 for the above continuing transactions.

No.	Type of connected transaction	Agreement	Annual cap for the year 2015 (RMB’000)	Value of transaction for the first half of 2015 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	1,387,000	254,948
2	Labor and services provided by Yankuang Group	Mutual Provision of Labor and Services Agreement	2,496,600	531,423
3	Insurance fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,501,830	488,268
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Lease Agreement	5,827,150	846,794
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	142,600	58,194
6	Professional services including coal washing and processing services, management of operation of coal mining services and training services provided to Yankuang Group	Mutual Provision of Labor and Services Agreement	311,640	3,746	Note
7	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balance		1,180,000	1,175,678
	– comprehensive credit facility services		400,000	331,198
	– miscellaneous financial services fees		14,000	0
8	Train escort services provided by Yankuang Group	Coal Train Escort Services Agreement	33,000	0

Note:	This figure shows the transaction between Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd. (“this company”) and connected parties of the Company.

Pursuant to the applicable financial reporting standards, the financial data of this company is not included in the consolidated financial statements of the Company. However, as directors of this company designated by the Company are in the majority, according to applicable Hong Kong rules and regulations and Shanghai Stock Exchange listing rules, this company should be recognized as a subsidiary of the Company.

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(II)	Temporary Connected Transactions

1.	Investment to Shanghai CIFCO Futures

As considered and approved at the seventh meeting of the sixth session of the Board held on 27 March 2015, the Company would invest RMB264.6 million, contributing 33.33% equity interests in Shanghai CIFCO Futures. For details, please refer to the announcement in relation to resolutions passed at the seventh meeting of the sixth session of the Board and the announcement in relation to connected transactions dated 27 March 2015. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2.	Acquisition of 100% of the equity interest of Donghua Heavy Industry

As considered and approved at the ninth meeting of the sixth session of the Board held on 27 July 2015, the Company acquired 100% of equity interest in Donghua Heavy Industry held by Yankuang Group Co., Ltd. with a transaction price of RMB676 million. For details, please refer to the announcement in relation to resolutions passed at the ninth meeting of the sixth session of the Board and the announcement in relation to connected transactions dated 27 July 2015. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

3.	Repayment by Shaanxi Future Energy of an Entrusted Loan

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company has provided the entrusted loan of a total amount of RMB1.25 billion to Shaanxi Future Energy, a connected party of the Company in batches since 4 August 2014. As at 3 August 2015, Shaanxi Future Energy has repaid all the principal amount and the interest to the Company, the aggregate amount being RMB1.3234 billion. As a result, the Entrusted Loan has come to an end. For details, please refer to the announcement in relation to resolutions passed at the first meeting of the sixth session of the Board and the announcement in relation to connected transactions dated 14 May 2014, and the announcement in relation to repayment by Shaanxi Future Energy of an Entrusted Loan Provided by the Company dated 4 August 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

(III)	As at 30 June 2015, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

Details of the Group’s related-party transactions prepared in accordance with the IFRS are set out in Note 28 to the consolidated financial statements herein, or Note X as prepared in accordance with CASs. Certain related-party transactions set out in Note 28 to the consolidated financial statements prepared in accordance with the IFRS also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this Chapter, the Group was not a party to any other material connected transactions during the current reporting period.

VI.	MATERIAL CONTRACTS AND PERFORMANCE

(I)	During the current reporting period, the Group has not been involved in any trust arrangement, contract or lease of any other companies’ assets or any trust arrangement, contract or lease of the Group’s assets to any other companies, nor such transactions that occurred in the previous period but were extended to this period.

(II)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees (excluding guarantees to controlled subsidiaries)
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period(A)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	10.24
Total balance of guarantee to controlled subsidiaries by the end of the reporting period(B)	371.65
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	371.65
Percentage of total amount of guarantee in the equity attributable to the Shareholders of the Company (%)	90.04
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	353.31
Total amount of guarantee exceeding 50% of equity attributable to the Shareholders (E)	165.26
Total amount of the above 3 categories guarantees (C+D+E)	518.57

Note:	The above table is prepared based on CASs and calculated on the formula of USD1=RMB6.1136 and AUD1=RMB4.6993.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests of Yancoal Resources Limited. One tranche of the loan amounting to USD1.015 billion were due on 17 December 2012. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2017; USD300 million for 7.5 years, that is to 16 June 2020; and USD570 million for 8 years, that is to 16 December 2020. Another tranche of USD1.015 billion were due on 17 December 2013. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD45 million for 5 years, that is to 16 December 2018; USD300 million for 7.5 years, that is to 16 June 2021; and USD570 million for 8 years, that is to 16 December 2021. The tranche of USD1.010 billion were due on 16 December 2014. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD50 million for 5 years, that is to 16 December 2019; USD300 million for 7.5 years, that is to 16 June 2022; and USD560 million for 8 years, that is to 16 December 2022. As at 30 June 2015, the balance of the above loan was USD2.74 billion. The Company provided the guarantees of USD1.825 billion and RMB6.545 billion to Yancoal Australia.

As approved at the 2012 second extraordinary general meeting, the Company provided a guarantee to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB3.0 billion for a bank loan of USD455 million benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB5.536 billion for a bank loan of USD1.0 billion benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

As approved at the 2012 annual general meeting, the Company provided a guarantee to its wholly-owned subsidiary, Yancoal International Trading Co., Ltd., for issuing USD300 million perpetual bonds in the overseas market.

As approved at the 2014 first extraordinary general meeting, the Company provided a financing guarantee in the credit amount of AUD187 million to Yancoal Australia. In 2014, a total of AUD150 million guarantees were provided to Yancoal Australia by the Company.

A total of AUD266 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

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2.	Information on guarantees arising during the reporting period:

As approved at the 2014 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee to subsidiaries, not exceeding AUD500 million, for their daily operation. During the reporting period, there were AUD218 million performance deposits and performance guarantees in total for daily operation of Yancoal Australia and its subsidiaries.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Group during the reporting period; there were no other external guarantees during the reporting period.

(III)	Other Material Contracts

Purchase of Bank’s Wealth Management Products

At the 2014 first extraordinary general meeting of the Company held on 24 October 2014, the Company was approved to carry out principal guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion.

On 13 February 2015 and 16 February 2015, the Company entered into agreements with 6 banks, namely, Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., Jining branch of Industrial Bank Co., Ltd. and Jining branch of Guangdong Development Bank, respectively, to purchase the principal-guaranteed wealth management products from above mentioned 6 banks with a total amount of RMB5 billion by own fund. Each investment term is 1 month. Types of products are principal-guaranteed and floating income wealth management product and principal and income guaranteed wealth management product. After the maturity date, the Company has taken back all principal, as well as the income amounting to RMB19.775 million of the above principal-guaranteed wealth management products and not involved in any lawsuit.

On 21 April 2015, the Company entered into agreement with Zoucheng, Jining sub-branch of Bank of Communications Co., Ltd. to purchase the principal guaranteed wealth management product with a total amount of RMB1 billion by own fund. Type of product is principal and income guaranteed wealth management product and investment term is 3 months. After the maturity date, the Company has taken back all principal, as well as the income amounting to RMB13.962 million of the above principal-guaranteed wealth management product and not involved in any lawsuit.

On 23 June and 24 June 2015, the Company entered into agreements with Jining branch of Guangdong Development Bank and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., to purchase the principal-guaranteed wealth management products with a total amount of RMB4 billion by own fund. Both products are principal and income guaranteed wealth management products and their investment terms are 92 days.

On 23 July 2015, the Company entered into agreements with Zoucheng, Jining sub-branch of Bank of Communications Co., Ltd. and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., to purchase the principal-guaranteed wealth management products with a total amount of RMB950 million by own fund. All products are principal and income guaranteed wealth management products and their investment terms are 3 months.

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On 28 July 2015, the Company entered into agreements with Zoucheng, Jining sub-branch of Bank of Communications Co., Ltd. to purchase the principal-guaranteed wealth management products with a total amount of RMB50 million by own fund. This product is a principal and income guaranteed wealth management product and its investment term is 92 days.

For details, please refer to the announcements in relation to the purchase of wealth management products dated 13 February and 16 February, 21 April, 23 June and 24 June, 23 July and 28 July 2015, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

VII.	INVESTOR RELATIONS

The Company has been constantly improving the Rules for the Management of Investors’ Relationship and has been carrying out the management of investors’ relationship through effective information collection, compilation, examination, disclosure and feedback control procedures. During the reporting period, the Company has achieved the two-way communication with capital market through conducting international and domestic road-shows on the results of the Company, attending investment strategy meetings organized by brokers at home and abroad, welcoming the investors for site investigation and making full use of “SSE e-interaction platform”, consulting telephone, fax and e-mail. The Company had meetings with more than 190 analysts, fund managers and investors in total.

VIII.	PERFORMANCE OF THE UNDERTAKINGS

Undertaker	Undertakings	Deadline for performance	Performance

Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Ongoing (there is no violation of undertaking by Yankuang Group)

Transfer of the mining right of Wanfu coal mine

In 2005, the Company acquired equity interests of HezeNeng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right is obtained 12 months later.

		Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Yankuang Group obtained the mining right of Wanfu coal mine on 14 July 2015)

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Undertaker	Undertakings	Deadline for performance	Performance

Not reducing shareholding in the Company

On 10 July 2015, the Controlling Shareholder of the Company, Yankuang Group, undertook that it would not reduce its shareholding in the Company within 6 months.

		10 July 2015 to 10 January 2016	Ongoing (there is no violation of undertaking by Yankuang Group)

Directors, supervisors, senior management of the Company

Not reducing shareholding in the Company

The directors, supervisors and senior management of the Company undertook that they would not reduce their respective shareholding in the Company during the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.

		During the period of their increase holding of A shares of the Company and within 6 months after completion of further increase.	Ongoing (there is no violation of shareholding reduction of the Company)

IX.	OTHER SIGNIFICANT EVENTS DISCLOSURES

(I)	Establishment of Organizations and Subsidiaries

Establishment of Futures Finance Department

As approved at the ninth meeting of the sixth session of the Board of the Company held on 27 July 2015, the Company established Futures Finance Department, which mainly carries out futures and financial business of the Company.

Establishment of Shandong Duanxin Supply Chain Management Co., Ltd.

As approved at the general working meeting of the Company held on 11 May 2015, the Company established Shandong Duanxin Supply Chain Management Co., Ltd., a wholly-owned subsidiary of the Company, on 14 July 2015, with registered capital of RMB200 million. Its main scope of business includes: logistics, storage and leasing.

(II)	Other Events

(Prepared in accordance with the Hong Kong listing rules)

Repurchase, sale or redemption of listed shares of the Company

The 2014 annual general meeting was convened by the Company on 22 May 2015, at which a general mandate was granted to the Board to issue additional H Shares during the relevant authorized period. Under the general mandate, the Board is authorized to issue or not to issue additional H Shares with issuance amount not exceeding 20% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution during the relevant authorized period according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

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The 2014 annual general meeting, the 2015 first class meeting of the holders of A Shares and the 2015 first class meeting of the holders of H Shares were convened by the Company on 22 May 2015, at which a general mandate was granted to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution. Under the general mandate, the Board is authorized to repurchase H Shares during the relevant authorized period and to determine the relevant matters in relation to the repurchase of H Shares according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

As at the date of this Interim Report, the Company has not exercised the above mentioned general mandates.

Save as disclosed above, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration, risk control system and special contribution as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale, profitability, difficulties in operating management, employees’ income of the Company, whereas performance salary is determined by the actual operational achievement of the Company. The basic salary for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salary is paid after the performance assessment is carried out in the following year.

The remuneration policy for other employees of the Group is principally on the basis of their positions and responsibilities and their quantified assessment results, which includes 4 units: post wage, performance wage, allowances and supplementary wage. In accordance with the principle of “wages depend on economic efficiency”, the Company implements flexible and diverse distribution scheme: a combination of annual salary and safe production mortgage applies to managers; a unit-based wage system for the workers and commission-based system according to the performance for salespersons.

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Auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) as its domestic and international auditors, respectively.

As approved at the 2014 annual general meeting held on 22 May 2015, the Company engaged Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as its domestic and international auditors of the Company for the year 2015.

X.	DURING THE REPORTING PERIOD, NEITHER THE COMPANY NOR ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES OF THE COMPANY, ACTUAL CONTROLLING PERSONS HAVE BEEN INVESTIGATED BY THE RELEVANT AUTHORITIES, IMPOSED ANY COMPULSORY MEASURES BY JUDICIAL DEPARTMENTS, TRANSFERRED TO JUDICIAL ORGANISATION OR PROSECUTED FOR CRIMINAL LIABILITY, AUDITED OR IMPOSED ADMINISTRATIVE PENALTY BY THE CSRC, BANNED FROM ENTERING INTO THE SECURITIES MARKET, PUBLICLY CRITICIZED OR CONFIRMED AS NON-FIT OR PROPER PERSONS, OR PUBLICLY REPRIMANDED BY OTHER ADMINISTRATIVE DEPARTMENTS OR THE STOCK EXCHANGES.

XI.	DURING THE REPORTING PERIOD, THERE WAS NO BANKRUPTCY RESTRUCTURING WITHIN THE COMPANY.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS

I.	CHANGES IN SHARE CAPITAL

During the reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 30 June 2015, the share capital structure of the Company was as follows:

	Shares	Unit: share Percentage (%)

1. Listed shares with restricted trading moratorium	20,000	0.0004
Natural person shareholding in A SharesNote	20,000	0.0004
2. Shares without trading moratorium	4,918,380,000	99.9996
A Shares	2,959,980,000	60.1818
H Shares	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000

Note:	The natural person shareholding in listed A shares with restricted trading moratorium is Mr. Wu Yuxiang, a director and Chief Financial Officer of the Company.

As at the latest practicable date prior to the issue of this Interim Report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during this interim period, the public fl oat of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the supervisory requirements of the place(s) of listing.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

II.	SECURITIES ISSUANCE

During the reporting period, the securities issued by the Company are as follows:

	Issuance of the short- term financing notes in 2015 (first tranche)	The 2015 first tranche non-public issuance of financing instruments	Issuance of the 2015 first tranche of medium term notes	Issuance of the 2015 first tranche of super-short term bonds	Issuance of the 2015 second tranche of super-short term bonds

Examination and approval procedures	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2012 annual general meeting of the Company held on 15 May 2013	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014	Considered and approved at the 2013 annual general meeting of the Company held on 14 May 2014
Issuer	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.
Issue date	18 March 2015	10 April 2015	30 April 2015	11 June 2015	18 June 2015
Value date	20 March 2015	13 April 2015	5 May 2015	15 June 2015	19 June 2015
Maturity date	20 March 2016	—	—	11 March 2016	15 March 2016
Interest rate	5.19%	6.50%	6.19%	4.20%	4.20%
Issue price	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100	RMB100/par value RMB100
Amount of Issue	RMB5 billion	RMB2 billion	RMB2 billion	RMB2.5 billion	RMB2.5 billion
Net proceeds	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion
Use of proceeds	Replenishment of working capital for operation and production of the Company, repayment of loans from banks	Repayment of loans from financial institutions	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production	Replenishment of working capital for operation and production
Total amount of Proceeds that Has been used during The reporting period	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion
Total accumulated amount of Proceeds that Has been used during The reporting period	RMB4.99 billion	RMB1.982 billion	RMB1.982 billion	RMB2.496 billion	RMB2.496 billion
Total amount Of remaining proceeds	0	0	0	0	0
Date and credit Rating of tracked ratings	29 June 2015 Rating: A-1	—	29 June 2015 Rating: AAA	—	—

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III.	SHAREHOLDERS

(I)	Total Number of the Shareholders at the End of the Reporting Period

As of 30 June 2015, the Company had a total of 73,879 Shareholders, of which one was holder of A Shares subject to a trading moratorium, 73,596 were holders of A Shares without a trading moratorium and 282 were holders of H Shares.

(II)	Top Ten Shareholders

Based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2015, the top ten Shareholders were as follows:

Unit: share

Total number of Shareholders	73,879

Shareholdings of the top ten Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period	Number of shares held subject to a trading moratorium	Number of pledged or locked shares

Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.68	1,951,433,499	2,030,000	0	Unknown
National Social Security Fund 412 Portfolio	Others	0.13	6,465,478	4,760,957	0	0
CBC-BoseraYufu CSI300 Index Securities Investment Fund	Others	0.06	3,056,516	-2,756,500	0	0
BOC-Coal Power Index Classification under the China Merchants Securities Investment Funds	Others	0.06	3,007,911	3,007,911	0	0
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	Others	0.05	2,563,914	-734,017	0	0
Wang Lianzhi	Domestic natural person	0.05	2,280,000	2,280,000	0	0
Chen Liang	Domestic natural person	0.04	2,208,294	2,208,294	0	0
CBC-Fortune SG Income & Growth Hybrid Securities Investment Fund	Others	0.04	2,020,700	2,020,700	0	0
Bank of Communications Co., Ltd. - Everbright Pramerica SOE Reform Theme Stock Securities Investment Fund	Others	0.04	2,009,058	2,009,058	0	0

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Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

Yankuang Group Company Limited	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,951,433,499	H Shares
National Social Security Fund 412 Portfolio	6,465,478	A Shares
CBC-BoseraYufu CSI300 Index Securities Investment Fund	3,056,516	A Shares
BOC-Coal power index classification under the China Merchants Securities Investment Funds	3,007,911	A Shares
ICBC-Penghua CIS A Shares Resource Industry Index Classification Securities Investment Fund	2,563,914	A Shares
Wang Lianzhi	2,280,000	A Shares
Chen Liang	2,208,294	A Shares
CBC-Fortune SG Income & Growth Hybrid Securities Investment Fund	2,020,700	A Shares
Bank of Communications Co., Ltd. - Everbright Pramerica SOE Reform Theme Stock Securities Investment Fund	2,009,058	A Shares

Connected relationship or concerted-party relationship among the above Shareholders	The subsidiary of Yankuang Group in Hong Kong held 180 million H shares through HKSCC (Nominees) Limited. Save as disclosed above, it is not known whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

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(III)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 30 June 2015, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”); II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—		52.86%
Yankuang Group (Note 1)	H shares	Interest of controlled corporations	180,000,000	Long position	9.19%		3.66%
BlackRock, Inc.	H shares	Interest of controlled corporations	104,375,081 7,294,380	Long position Short position	5.33 0.37	% %	2.12 0.15	% %
Templeton Asset Management Ltd.	H Shares	Investment manager	233,066,800	Long position	11.90%		4.74%
JP Morgan Chase & Co.	H Shares	Beneficial owner	54,678,403 12,041,527	Long position Short position	2.79 0.61	% %	1.11 0.24	% %
		Investment manager	14,000	Long position	0.00%		0.00%
		Custodian corporation/ approved lending agent	61,752,735	Long position	3.15%		1.26%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.01%		2.39%

Notes:

1.	Yankuang Group’s subsidiary in Hong Kong holds such H Shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, no other Shareholders recorded in the register of the Company as at 30 June 2015 had an interest of 5% or more of the Company’s issued shares.

During the reporting period, the Company’s controlling shareholder or its actual controller remain unchanged.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

As at the end of this interim report, the current and resigned Directors, Supervisors and senior management during the reporting period together held 20,000 of the Company’s A shares, representing 0.0004% of the total issued share capital of the Company.

As at the disclosure date of this interim report, the current and resigned Directors, Supervisors and senior management during the reporting period together held 170,500 of the Company’s A shares, representing 0.00347% of the total issued share capital of the Company.

As at the disclosure date of this interim report, save as disclosed below, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Shareholding of the Company:

The shareholding of A shares of the Company by directors, supervisors and senior management of the Company is as follows:

Name	Title	Number of shares held at the beginning of the period (shares)	Increase from 1 Jan 2015 till the disclosure date of this interim report (shares)	Decrease from 1 Jan 2015 till the disclosure date of this interim report (shares)	Number of shares held at the disclosure date of this interim report (shares)	Reasons for the change

Li Xiyong	Chairman	0	10000	0	10000	Secondary Transaction
Yin Mingde	Director, general manager	0	10000	0	10000	Secondary Transaction
Wu Yuxiang	Director, Chief Financial Officer	20,000	10000	0	30000	Secondary Transaction
Wu Xiangqian	Director	0	10000	0	10000	Secondary Transaction
Jiang Qingquan	Employee director	0	10000	0	10000	Secondary Transaction
Zhang Shengdong	Chairman of the supervisory committee	0	10000	0	10000	Secondary Transaction
Gu Shisheng	Vice chairman of the supervisory committee	0	10000	0	10000	Secondary Transaction

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Name	Title	Number of shares held at the beginning of the period (shares)	Increase from 1 Jan 2015 till the disclosure date of this interim report (shares)	Decrease from 1 Jan 2015 till the disclosure date of this interim report (shares)	Number of shares held at the disclosure date of this interim report (shares)	Reasons for the change

Zhen Ailan	Supervisor	0	10000	0	10000	Secondary Transaction
Guo Jun	Employee supervisor	0	10000	0	10000	Secondary Transaction
Chen Zhongyi	Employee supervisor	0	10500	0	10500	Secondary Transaction
Shi Chengzhong	Deputy general manager	0	10000	0	10000	Secondary Transaction
Liu Chun	Deputy general manager	0	10000	0	10000	Secondary Transaction
Ding Guangmu	Deputy general manager	0	10000	0	10000	Secondary Transaction
Wang Fuqi	Chief engineer	0	10000	0	10000	Secondary Transaction
Zhao Honggang	Deputy general manager	0	10000	0	10000	Secondary Transaction

All of the above disclosed interests represent long positions in the Company’s shares.

Shareholding in associated corporations of the Company:

The shareholding of shares of Yancoal Australia by directors, supervisors and senior management of the Company is as follows:

Name	Position	Number of shares held at the disclosure date of this interim report (shares)	Reasons for the change
Zhang Baocai	Director, deputy general manager, secretary to the Board	1,162,790	Secondary Transaction

Save as disclosed above, as at the disclosure date of this interim report, none of the Directors, Supervisors or senior management of the Company held any Company’s shares, share options or granted restricted stocks. During the six months ended 30 June 2015, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company to subscribe for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

II.	ELECTION OR RESIGNATION OF DIRECTORS AND SUPERVISORS AND APPOINTMENT OR DISMISSAL OF SENIOR MANAGEMENT

(I)	Changes of Members of the Sixth Session of the Board

Due to work allocation, Mr. Zhang Xinwen, former vice chairman of the Company, has tendered his resignation to the Company. He resigned from the positions of a director and vice chairman of the Company with effect from 13 March 2015.

(II)	Changes of Members of the Sixth Session of the Supervisory Committee

Mr. Shi Xuerang, the former chairman of the Supervisory Committee of the Company, has reached his age of retirement and has tendered his resignation to the Company. He resigned from the position of a supervisor and chairman of the Supervisory Committee of the Company with effect from 30 June 2015.

As considered and approved at the sixth meeting of the sixth session of the Supervisory Committee of the Company held on 1 July 2015, Mr. Zhang Shengdong and Mr. Gu Shisheng were elected as the chairman of the sixth session of Supervisory Committee and vice chairman of the sixth session of Supervisory Committee of the Company.

III.	CHANGES IN POSITIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SUBSIDIARIES OF THE COMPANY

(Prepared in accordance with the Hong Kong Listing Rules)

Title	Name	Before change	After change	New employment

Director, general manager	Yin Mingde	—	Director of Yancoal International (Holding) Co., Ltd.	Since 12 January 2015
Deputy general manager	Liu Chun	—	Executive director of Shandong Duanxin Supply Chain Management Co., Ltd.	Since 9 July 2015

IV.	EMPLOYEES

As at 30 June 2015, the Group had a total of 67,062 employees, of whom 5,030 were administrative personnel, 4,272 were technicians, 42,081 were involved in production and 15,679 were other supporting staff.

As at 30 June 2015, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB2.8393 billion.

58      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2015

		Six months ended June 30,
	Notes	2015 RMB’000 (unaudited)	2014 RMB’000 (unaudited)

Gross sales of coal	5	16,472,325	30,004,950
Railway transportation service income		156,455	215,413
Gross sales of electricity power		286,641	69,628
Gross sales of methanol		1,218,377	630,880
Gross sales of heat supply		10,160	12,518

Total revenue		18,143,958	30,933,389
Transportation costs of coal	5	(934,150)	(1,171,307)
Cost of sales and service provided	6	(12,864,543)	(24,933,191)
Cost of electricity power		(249,910)	(54,578)
Cost of methanol		(869,177)	(431,370)
Cost of heat supply		(4,047)	(6,000)

Gross profit		3,222,131	4,336,943
Selling, general and administrative expenses		(2,844,697)	(3,568,844)
Share of profit of associates		227,629	99,240
Share of loss of joint ventures		(77,646)	(188,592)
Other income	7	1,219,200	779,105
Interest expenses	8	(1,502,540)	(1,120,423)

Profit before income taxes	9	244,077	337,429
Income taxes	10	(242,546)	33,723

Profit for the period		1,531	371,152

Attributable to:
Equity holders of the Company		(50,626)	587,235
Owners of perpetual capital securities		132,896	—
Non-controlling interests
– Perpetual capital securities		66,535	14,696
– Other		(147,274)	(230,779)

		1,531	371,152

(Loss) Earnings per share, basic and diluted	12	(RMB 0.01)	RMB 0.12

(Loss) Earnings per ADS, basic and diluted	12	(RMB 0.1)	RMB 1.19

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2015

	Six months ended June 30,
	2015 RMB’000 (unaudited)	2014 RMB’000 (unaudited)

Profit for the period	1,531	371,152

Other comprehensive (loss) income (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sale investments:
Change in fair value	132,946	(7,821)
Deferred taxes	(33,237)	1,955

	99,709	(5,866)

Cash flow hedges:
Cash flow hedge reserve recognized in other comprehensive income	86,983	(791,983)
Reclassification adjustments for amounts transferred to income statement (Included in selling, general and administrative expenses)	(23,565)	977,099
Deferred taxes	(24,262)	558,363

	39,156	743,479

Share of other comprehensive income of associates	22,637	—
Exchange difference arising on translation of foreign operations	(2,337,288)	1,332,149

Other comprehensive (loss) income for the period	(2,175,786)	2,069,762

Total comprehensive (loss) income for the period	(2,174,255)	2,440,914

Attributable to:
Equity holders of the Company	(1,792,928)	2,282,416
Owners of perpetual capital securities	132,896	—
Non-controlling interests
– Perpetual capital securities	66,535	14,696
– Others	(580,758)	143,802

	(2,174,255)	2,440,914

60      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2015

	Notes	At June 30, 2015 RMB’000 (unaudited)	At December 31, 2014 RMB’000 (audited)

ASSETS
CURRENT ASSETS
Bank balances and cash		15,096,732	15,041,928
Term deposits	13	5,597,453	5,154,296
Restricted cash	13	144,927	275,981
Bills and accounts receivable	14	6,558,978	7,084,105
Royalty Receivable	26(i)	84,786	89,137
Inventories		1,795,091	1,470,480
Prepayments and other receivables	15	9,242,954	7,219,251
Prepaid lease payments		20,709	22,343
Long term receivables-due within one year		1,644,157	1,705,757
Derivative financial instruments		1,175	359
Tax recoverable		101,781	22,706

TOTAL CURRENT ASSETS		40,288,743	38,086,343

NON-CURRENT ASSETS
Intangible assets	16	35,770,812	37,287,549
Prepaid lease payments		766,857	776,751
Property, plant and equipment	17	44,079,471	44,174,612
Goodwill		2,211,945	2,232,751
Investments in securities	18	1,550,856	388,764
Interests in associates		3,304,582	2,955,629
Interests in joint ventures		54,781	130,867
Restricted cash	13	5,011	53,870
Long term receivables		291,165	302,517
Royalty Receivable	26(i)	870,203	909,927
Deposits made on investments		118,926	118,926
Deferred tax assets	22	5,080,564	5,679,608

TOTAL NON-CURRENT ASSETS		94,105,173	95,011,771

TOTAL ASSETS		134,393,916	133,098,114

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT JUNE 30, 2015

	Notes	At June 30, 2015 RMB’000 (unaudited)	At December 31, 2014 RMB’000 (audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	19	2,940,561	4,037,204
Other payables and accrued expenses		8,042,957	8,736,690
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	2,894,563	2,900,054
Amounts due to Parent Company and its subsidiary companies		226,557	190,408
Borrowings-due within one year	21	16,759,532	10,871,689
Long term payable and provision-due within one year		398,634	398,794
Derivative financial instruments		—	81,602
Tax payable		20,425	113,442

TOTAL CURRENT LIABILITIES		31,283,229	27,329,883

NON-CURRENT LIABILITIES
Borrowings-due after one year	21	46,725,068	50,566,399
Deferred tax liability	22	7,032,911	7,554,413
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	676,998	529,953
Long term payable and provision-due after one year		1,052,001	1,118,950

TOTAL NON-CURRENT LIABILITIES		55,486,978	59,769,715

TOTAL LIABILITIES		86,770,207	87,099,598

Capital and reserves
Share capital	23	4,918,400	4,918,400
Reserves	23	31,916,150	33,807,446

Equity attributable to equity holders of the Company		36,834,550	38,725,846
Owners of perpetual capital securities	24	6,618,352	2,521,456
Non-controlling interests
– Perpetual capital securities	24	1,852,254	1,851,903
– Subordinated capital notes	25	3,102	3,102
– Others		2,315,451	2,896,209

TOTAL EQUITY		47,623,709	45,998,516

TOTAL LIABILITIES AND EQUITY		134,393,916	133,098,114

62      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2015

										Non-controlling interests
	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Perpetual capital securities RMB’000 (note 24b)	Others RMB’000	Total RMB’000

Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	3,607,383	43,986,061

Profit for the period (unaudited)	—	—	—	—	—	—	—	587,235	587,235	14,696	(230,779)	371,152
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	(5,866)	—	—	(5,866)	—	—	(5,866)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	584,127	—	584,127	—	159,352	743,479
– Exchange difference arising on translation of foreign operations	—	—	—	—	1,116,920	—	—	—	1,116,920	—	215,229	1,332,149

Total comprehensive income for the period (unaudited)	—	—	—	—	1,116,920	(5,866)	584,127	587,235	2,282,416	14,696	143,802	2,440,914

Transactions with owners (unaudited):
– Issue of perpetual capital security	—	—	—	—	—	—	—	—	—	1,835,747	—	1,835,747
– Appropriations to and utilization of reserves	—	—	(237,299)	—	—	—	—	237,299	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	(98,368)

Total transactions with owners (unaudited)	—	—	(237,299)	—	—	—	—	138,931	(98,368)	1,835,747	—	1,737,379

Balance at June 30, 2014	4,918,400	2,981,002	3,738,433	5,511,323	(2,115,428)	65,694	(166,658)	27,629,960	42,562,726	1,850,443	3,751,185	48,164,354

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2015

	Attributable to equity holders of the Company										Non-controlling interests
	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 24a)	Perpetual Capital Securities issued by a subsidiary RMB’000 (note 24b)	Subordinated Capital Notes RMB’000 (note 25)	Others RMB’000	Total RMB’000

Balance at January 1, 2015	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

Profit for the period (unaudited)	—	—	—	—	—	—	—	(50,626)	(50,626)	132,896	66,535	—	(147,274)	1,531
Other comprehensive (loss) (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	99,709	—	—	99,709	—	—	—	—	99,709
– Share of comprehensive income from associate	—	—	—	—	—	22,637	—	—	22,637	—	—	—	—	22,637
– Cash flow hedge reserve recognized	—	—	—	—	—	—	31,384	—	31,384	—	—	—	7,772	39,156
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,896,032)	—	—	—	(1,896,032)	—	—	—	(441,256)	(2,337,288)

Total comprehensive (loss) for the period (unaudited)	—	—	—	—	(1,896,032)	122,346	31,384	(50,626)	(1,792,928)	132,896	66,535	—	(580,758)	(2,174,255)
Transactions with owners (unaudited)
– Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	3,964,000	—	—	—	3,964,000
– Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(66,184)	—	—	(66,184)
– Appropriations to and utilization of reserves	—	—	(656,675)	75,959	—	—	—	580,716	—	—	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners (unaudited)	—	—	(656,675)	75,959	—	—	—	482,348	(98,368)	3,964,000	(66,184)	—	—	3,799,448

Balance at June 30, 2015	4,918,400	2,981,002	1,002,772	6,006,070	(6,812,470)	262,531	(1,424,558)	29,900,803	36,834,550	6,618,352	1,852,254	3,102	2,315,451	47,623,709

64      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

		Six months ended June 30,
	Notes	2015 RMB’000 (unaudited)	2014 RMB’000 (unaudited)

NET CASH (USED IN) FROM OPERATING ACTIVITIES		(2,042,466)	409,735

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(2,157,259)	(1,647,219)
Purchase of intangible assets		(137,489)	(12,242)
Increase in term deposits		(451,767)	(3,852,918)
Increase in long term receivables		(56,729)	—
Increase in investment in interest in an associate		(264,560)	(125,000)
Decrease in restricted cash		176,448	32,642
Proceeds on disposal of property, plant and equipment		7,151	7,029
Increase in investment securities		(782,948)	—
Increase in interest in a joint venture		(7,000)	—
Acquisition of additional interests in joint operation	27	(90,315)	—

		(3,764,468)	(5,597,708)

NET CASH FROM FINANCING ACTIVITIES
Dividend paid		(98,368)	(98,368)
Proceeds from bank borrowings		1,863,710	1,910,000
Proceeds from other borrowings		8,824	—
Proceeds from issuance of guaranteed notes		9,982,500	9,947,500
Proceeds from issuance of perpetual capital securities		3,964,000	1,835,747
Repayments of bank borrowings		(4,775,596)	(4,396,152)
Repayment of contingent value rights shares		—	(1,449,240)
Repayment of guarantee note		(5,000,000)	—
Distribution paid to perpetual capital security holders		(66,184)	—

		5,878,886	7,749,487

Net increase in cash and cash equivalents		71,952	2,561,514

CASH AND CASH EQUIVALENTS, AT BEGINING OF THE PERIOD		15,041,928	10,922,637
Effect of foreign exchange rate changes		(17,148)	222,723

CASH AND CASH EQUIVALENTS, AT END OF THE PERIOD
BY BANK BALANCES AND CASH		15,096,732	13,706,874

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the General Information to the interim report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2014, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. During the current period, Trading Centre has not yet commenced any business.

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1.	GENERAL – CONTINUED

Acquisitions and establishment of major subsidiaries – continued

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB7,136,536,000. In 2014, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at June 30, 2015, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153,000,000, which represents 51% equity interest of Rizhao.

On March 14, 2014, the company entered into a co-operative agreement with Yancoal International to set up Zhongyin Finance Lease Company Limited (“Zhongyin Finance”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consulation and guaranteed and commercial insurance service for finance lease business. The registration process is completed in May 20, 2014.

On May 8, 2014, the company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhong Yin Logistics Co., Ltd., mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

On November 17, 2014, the Company invested RMB100,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited, mainly engaged in the business of consultancy service of operation management and investment management. As at June 30, 2015, Duanxin Investment Holding (Beijing) Company Limited has not yet commenced any business.

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2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements (the interim financial statements) are for the six months ended June 30, 2015 and are presented in Renminbi (“RMB”), which is the functional currency of the parent company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (IAS 34) and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK. They do not include all of the information required in annual financial statements in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014. The interim financial statements are unaudited.

The interim financial statements have been approved for issue by the Board of Directors on August 28, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended December 31, 2014.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after January 1, 2015.

In the current period, the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the financial year beginning on January 1, 2015. The new IFRSs relevant to these interim financial statements are as follows:

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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4.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover (total revenue).

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2015
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	16,472,325	156,455	1,515,178	—	18,143,958
Inter-segment sales	107,697	28,967	325,553	(462,217)	—

Total	16,580,022	185,422	1,840,731	(462,217)	18,143,958

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,997,830	13,513	195,557	—	2,206,900

Unallocated corporate expenses					(1,208,229)
Unallocated corporate income					80,374
Share of loss of joint ventures	(77,646)				(77,646)
Share of profit of associates	59,251		168,378		227,629
Interest income					517,589
Interest expenses					(1,502,540)

Profit before income taxes					244,077
Income taxes					(242,546)

Profit for the period					1,531

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4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT

	For the six months ended June 30, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	30,004,950	215,413	713,026	—	30,933,389
Inter-segment sales	134,509	30,137	326,154	(490,800)	—

Total	30,139,459	245,550	1,039,180	(490,800)	30,933,389

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,335,208	38,732	28,928	—	2,402,868

Unallocated corporate expenses					(1,174,944)
Unallocated corporate income					90
Share of loss of joint ventures	(188,592)				(188,592)
Share of profit of associates	17,503		81,737		99,240
Interest income					319,190
Interest expenses					(1,120,423)

Profit before income taxes					337,429
Income taxes					33,723

Profit for the period					371,152

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5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended June 30,
	2015 RMB’000	2014 RMB’000

Coal sold in the PRC, gross	12,817,883	26,183,450
Less: Transportation costs	(254,412)	(422,780)

Coal sold in the PRC, net	12,563,471	25,760,670

Coal sold outside the PRC, gross	3,654,442	3,821,500
Less: Transportation costs	(679,738)	(748,527)

Coal sold outside the PRC, net	2,974,704	3,072,973

Net sales of coal	15,538,175	28,833,643

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended 30 June,
	2015 RMB’000	2014 RMB’000

Materials	1,038,941	1,524,115
Wages and employee benefits	2,586,030	3,650,597
Electricity	255,308	333,330
Depreciation	1,052,495	1,173,790
Land subsidence, restoration, rehabilitation and environmental costs	788,181	694,091
Environmental protection	43,115	6,061
Amortization of mining rights	394,669	579,551
Other transportation cost	4,258	7,358
Costs of traded coal	5,651,060	15,548,891
Business tax and surcharges	372,719	271,027
Others	677,767	1,144,380

	12,864,543	24,933,191

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7.	OTHER INCOME

	For the six months ended 30 June,
	2015 RMB’000	2014 RMB’000

Interest income	517,589	319,190
Government grants	190,988	98,036
Exchange gain, net	80,314	56,381
Gain on change in fair value of investments in securities	246,210	—
Others	184,099	305,498

	1,219,200	779,105

8.	INTEREST EXPENSES

	For the six months ended June 30,
	2015 RMB’000	2014 RMB’000

Interest expenses on:
– borrowings wholly repayable within 5 years	1,122,376	1,008,137
– borrowings not wholly repayable within 5 years	390,120	324,419
– bills receivable discounted without recourse	5,649	—

	1,518,145	1,332,556
Less: interest expenses capitalized into construction in progress	(15,605)	(212,133)

	1,502,540	1,120,423

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9.	PROFIT BEFORE INCOME TAXES

	For the six months ended June 30,
	2015 RMB’000	2014 RMB’000

Profit before income taxes has been arrived at after (crediting) charging:

Depreciation of property, plant and equipment	1,720,231	1,591,314
Amortization of intangible assets
– Included in cost of sales and service provided	394,669	579,551
– Included in selling, general and administrative expenses	11,344	6,441

Total depreciation and amortization	2,126,244	2,177,306

Release of prepaid lease payments	9,572	9,387
Loss (Gain) on disposal of property, plant and equipment	11,074	(2,546)
Impairment loss recognised in respect of inventories	137,060	113,657
Exchange gain, net	(80,314)	(56,381)
Provision of impairment loss on accounts receivable and other receivables	31,829	17,019

10.	INCOME TAXES

	For the six months ended June 30,
	2015 RMB’000	2014 RMB’000

Income tax:
Current taxes	180,279	257,595
Deferred taxes (note 22):	62,267	(291,318)

	242,546	(33,723)

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%.

Note:	The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production. During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. On 5 September 2014, the Minerals Resource Rent Tax Repeal and Other Measures Act 2014 received royal assent. Entities would not be required to pay MRRT commencing on 1 October 2014, accordingly, the current and deferred MRRT assets and liabilities have been derecognised in 2014.

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11.	DIVIDENDS

	For the six months ended June 30,
	2015 RMB’000	2014 RMB’000

Final dividend approved, RMB0.02 per share (2014: RMB0.02)	98,368	98,368

Pursuant to the annual general meeting held on May 22, 2015, a final dividend in respect of the year ended December 31, 2014 was approved.

12.	(LOSS)/EARNINGS PER SHARE AND PER ADS

The calculation of the loss/earnings per share attributable to equity holders of the Company for the six months ended June 30, 2015 and June 30, 2014 is based on the loss and profit for the period of RMB50,626,000 and RMB587,235,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On 31 December 2014, the Company’s subsidiary issued subordinated capital notes. Noteholders will be permitted to convert the subordinated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted loss per share for the six months ended June 30, 2015 is the same as the basic loss per share as there is no dilutive effect of potential ordinary shares outstanding.

No diluted earnings per share have been presented for the period ended June 30, 2014, as there were no dilutive potential shares in issue.

13.	RESTRICTED CASH/TERM DEPOSITS

At the balance sheet date, the restricted cash of PRC portion mainly represents the deposits paid for safety work as required by the State Administrative of work safety. Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group.

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14.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Accounts receivable	2,449,312	2,029,449
Less: Impairment loss	(44,863)	(13,697)

	2,404,449	2,015,752
Total bills receivable	4,154,529	5,068,353

Total bills and accounts receivable, net	6,558,978	7,084,105

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

1-90 days	3,795,703	6,625,097
91-180 days	1,887,846	187,440
181-365 days	470,908	259,850
Over 1 year	404,521	11,718

	6,558,978	7,084,105

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15.	PREPAYMENTS AND OTHER RECEIVABLES

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Advances to suppliers	3,172,183	2,009,055
Prepaid relocation costs of inhabitants	2,102,117	2,102,117
Advance to an associate	1,250,000	1,250,000
Others	2,718,654	1,858,079

	9,242,954	7,219,251

16.	INTANGIBLE ASSETS

	Coal reserves	Coal resources	Potash mineral exploration permit	Technology	Water licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2015	36,962,052	4,204,067	1,357,984	226,417	130,585	115,670	42,996,775
Exchange re-alignment	(1,074,724)	(274,235)	(85,448)	(7,953)	(382)	(6,963)	(1,449,705)
Additions for the period	121,750	13,767	—	—	—	1,972	137,489

At June 30, 2015	36,009,078	3,943,599	1,272,536	218,464	130,203	110,679	41,684,559

Accumulated amortization and impairment
At January 1, 2015	5,539,920	125,436	—	—	181	43,689	5,709,226
Exchange re-alignment	(190,970)	(7,953)	—	—	(278)	(2,291)	(201,492)
Provided for the period	394,669	—	—	2,525	2,315	6,504	406,013

At June 30, 2015	5,743,619	117,483	—	2,525	2,218	47,902	5,913,747

Carrying values
At June 30, 2015	30,265,459	3,826,116	1,272,536	215,939	127,985	62,777	35,770,812

At December 31, 2014	31,422,132	4,078,631	1,357,984	226,417	130,404	71,981	37,287,549

At June 30, 2015, intangible assets with a carrying amount of approximately RMB10,044,846,000 (December 31, 2014: RMB13,045,169,000) have been pledged to secure the Group borrowings (note 21).

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17.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2015	1,132,661	5,078,345	3,232,703	9,822,570	30,308,887	729,710	14,122,774	64,427,650
Exchange re-alignment	(71,822)	(31,759)	—	(239,434)	(605,609)	—	(91,193)	(1,039,817)
Additions for the period	1,865	1,522	—	193,702	395,349	211	1,810,447	2,403,096
Reclassification	—	(1,408,417)	1,457,480	—	(2,648,851)	2,599,788	—	—
Transfer	—	2,537	—	226,828	382,829	103	(612,297)	—
Written off	—	—	—	—	—	(556)	—	(556)
Disposals for the period	(1,506)	(3,837)	—	(9,903)	(51,108)	(6,570)	—	(72,924)

At June 30, 2015	1,061,198	3,638,391	4,690,183	9,993,763	27,781,497	3,322,686	15,229,731	65,717,449

Accumulated depreciation
At January 1, 2015	—	2,272,152	1,347,200	3,551,900	12,630,954	450,832	—	20,253,038
Exchange re-alignment	—	(7,512)	—	(65,557)	(206,967)	—	—	(280,036)
Reclassification	—	(1,073,257)	937,197	—	(1,413,148)	1,549,208	—	—
Provided for the period	—	82,105	104,707	278,585	1,147,370	107,464	—	1,720,231
Eliminated on disposals	—	(1,853)	—	(9,903)	(37,051)	(6,448)	—	(55,255)

At June 30, 2015	—	1,271,635	2,389,104	3,755,025	12,121,158	2,101,056	—	21,637,978

Carrying values
At June 30, 2015	1,061,198	2,366,756	2,301,079	6,238,738	15,660,339	1,221,630	15,229,731	44,079,471

At December 31, 2014	1,132,661	2,806,193	1,885,503	6,270,670	17,677,933	278,878	14,122,774	44,174,612

At June 30, 2015, property, plant and equipment with a carrying amount of approximately RMB1,319,956,000 (December 31, 2014: RMB3,134,300,000) have been pledged to secure bank borrowings of the Group (note 21).

At June 30, 2015, the carrying amount of property, plant and equipment held under finance leases of the group was RMB203,962,000 (December 31, 2014: RMB227,391,000).

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18.	INVESTMENTS IN SECURITIES

The investment in securities represents security investments:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Available-For-Sale Equity Investments
Investment in equity securities listed on the SSE
– Stated at fair value through other comprehensive income	382,350	249,404
Unlisted equity securities
Investment in equity securities listed on the NEEQ
– Stated at fair value through profit and loss	1,029,158	—
Other unlisted equity securities	139,348	139,360

	1,550,856	388,764

The investments in equity securities listed on the Shanghai Stock Exchange (“SSE”) and National Equities Exchange and Quotations System (“NEEQ”) are carried at fair value determined according to the quoted market prices in active market.

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

During the period, the Company invested equity securities listed on the NEEQ, which are stated at fair value through profit and loss, subject to a 5-year lock-up period.

19.	BILLS AND ACCOUNTS PAYABLE

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Accounts payable	2,324,810	1,969,617
Bills payable	615,751	2,067,587

	2,940,561	4,037,204

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19.	BILLS AND ACCOUNTS PAYABLE – CONTINUED

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

1-90 days	2,277,929	1,979,699
91-180 days	353,647	1,815,913
181-365 days	175,501	103,260
Over 1 year	133,484	138,332

	2,940,561	4,037,204

The average credit period for account payable and pill payable is 90 days, the Group has financial risk management policies in place to ensure that all payables are within the credit time frame.

20.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At June 30, 2015 RMB’000

At the beginning of period	3,430,007
Exchange re-alignment	(40,259)
Additional provision in the period	181,405
Unwinding of discount	5,307
Utilization of provision	(4,899)

At the end of period	3,571,561

Presented as:
Current portion	2,894,563
Non-current portion	676,998

3,571,561

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

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21.	BORROWINGS

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	4,327,904	5,597,568
– Secured borrowings (ii)	2,403,665	233,953
Finance lease liabilities (iv)	41,296	40,585
Guaranteed note (v)	9,986,667	4,999,583

	16,759,532	10,871,689
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	5,559,256	7,828,178
– Secured borrowings (ii)	23,191,516	24,731,562
Loans pledged by machineries (iii)	1,800,000	1,800,000
Finance lease liabilities (iv)	133,330	166,051
Guaranteed notes (v)	16,040,966	16,040,608

	46,725,068	50,566,399

Total borrowings	63,484,600	61,438,088

(i)	Unsecured borrowings are repayable as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Within one year	4,327,904	5,597,568
More than one year, but not exceeding two years	2,479,572	5,035,222
More than two years, but not more than five years	3,069,684	2,782,956
More than five years	10,000	10,000

Total	9,887,160	13,425,746

At June 30, 2015, short-term borrowings are amounting to RMB1,527,040,000 (December 31, 2014: RMB2,827,850,000). One of the short-term borrowings, amounting to RMB917,040,000 (USD150,000,000) (December 31, 2014: RMB917,850,000 (USD150,000,000)), denominated in foreign currency with interest rates at three-months LIBOR plus a margin of 2.75%, approximately 3.08% per annum (December 31, 2014: three-months LIBOR plus a margin of 2.75%, approximately 3.12% per annum). The remaining short-term borrowings carried interest at 5.40%-5.69% per annum (December 31, 2014: 5.10%-6.00% per annum).

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21.	BORROWINGS – CONTINUED

(i)	Unsecured borrowings are repayable as follows: – continued

The short-term borrowings of Yancoal International amounting to RMB947,623,000 (USD155,000,000) (December 31, 2014: RMB948,572,000 (USD155,000,000)) carried interest at three-month LIBOR plus a margin of 3.25% (December 31, 2014: interest at three-month LIBOR plus a margin of 3.25%).

Long-term borrowings are amounting to RMB6,497,684,000 (December 31, 2014: RMB8,727,592,000) with RMB1,841,014,000 (December 31, 2014: RMB1,821,146,000) payable within one year. Long-term borrowing of RMB3,740,084,000 (December 31, 2014: RMB4,145,798,000) carried interest at a range from 5.54%- 6.40% per annum (December 31, 2014: at a range from 5.54%-6.40% per annum). The other part of long-term borrowings, amounting to RMB2,757,600,000 (December 31, 2014: RMB2,760,648,000) carried interest at three-months LIBOR plus a margin of 1.20%-2.40% (December 31, 2014: three-months LIBOR plus a margin of 1.20%-3.45%). The loan of Heze Neng Hua amounting to RMB10,000,000 (December 31, 2014: RMB10,000,000) carried interest at the lending rate published by the People’s of Bank China (“PBOC”), approximately 5.40% (December 31, 2014: approximately 6.15%). Long-term borrowings are guaranteed by the Parent Company.

The long-term borrowing of Zhongyin Finance, which is denominated in foreign currency, is amounting to RMB904,813,000 (USD148,000,000) (December 31, 2014: RMB911,731,000) with RMB12,227,000 (USD2,000,000) payable within one year. The loan term is 36 months and carried interest at three-month LIBOR plus a margin of 2.60% (December 31, 2014: three-month LIBOR plus a margin of 2.60%).

(ii)	Secured borrowings are repayable as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Within one year	2,403,665	233,953
More than one year, but not exceeding two years	5,198,398	5,736,318
More than two years, but not more than five years	3,903,667	3,090,294
More than five years	14,089,451	15,904,950

Total	25,595,181	24,965,515

At June 30, 2015, secured borrowings of Yancoal Australia is amounting to RMB17,042,725,000. One of the secured borrowings obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB16,765,732,000 (USD2,740,000,000) (December 31, 2014: RMB16,761,370,000 (USD2,740,000,000)). Such borrowings carried interest at three-month LIBOR plus a margin of 2.8% per annum, approximately 3.07% per annum (December 31, 2014: three-month LIBOR plus a margin of 2.8% per annum, approximately 3.04% per annum).

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(ii)	Secured borrowings are repayable as follows: – continued

Part of the borrowings arose from the acquisition of Gloucester amounting to RMB42,028,000 (USD6,869,000) (December 31, 2014: RMB64,347,000 (USD10,519,000)) carried interest at 5.68% (December 31, 2014: 5.68% per annum). It is pledged by bank deposit (note 13), intangible assets (note 16), and property, plant and equipment (note 17) and other assets in Yancoal Resources.

During the period, one additional short term secured borrowings, which amounted to RMB234,965,000 (AUD50,000,000) was obtained by Yancoal Australia. It was carried interest at BBSY rate plus 2.70% per annum, approximately 4.79% per annum and guaranteed by the Company.

At June 30, 2015, secured borrowings of the Company is amounting to RMB1,811,360,000 (December 31, 2014: RMB1,400,000,000). During the period, two additional secured borrowings which amounted to RMB611,360,000 (USD100,000,000) were obtained by the Company. Such borrowings were denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 3.20%, approximately 3.61%. It was pledged by bank acceptances of the Company.

The remaining secured borrowings of RMB1,200,000,000 (December 31, 2014: RMB1,400,000,000), with RMB300,000,000 (December 31, 2014: RMB200,000,000) payable in one year, is carried interest rate 6.98% per annum (December 31, 2014: 7.04% per annum). The interest rate will be adjusted at each payment days in accordance with the benchmark of 5 years lending rate published by the PBOC plus 10%. It is guaranteed by the Company and; counter-guaranteed by the Parent Company and secured by 46.67% ordinary shares of Heze Neng Hua.

At June 30, 2015, secured borrowings of Yancoal International is amounting to RMB6,725,069,000 (USD1,100,000,000) (December 31, 2014: RMB6,731,799,000 (USD1,100,000,000)), with RMB1,834,110,000 (USD300,000,000) payable in one year. It was carried interest rate at three-month LIBOR plus a margin of ranged 1.55%-3.00%. It is guaranteed by the Parent Company and its stand by letter of credits.

Premier Coal Limited and Premier Holdings Pty., Ltd., the subsidiaries of the Company, signed a loan agreement with their client Synergy which carried with interest rate of 8.7% on October 2014. Synergy agrees to loan to Premier a portion of the Contract Price for every tonne of coal supplied by Premier to Synergy under the coal supply agreement during the loan period. It is secure by total assets of Premier Coal Limited including its interest in the Coal Mine. At June 30, 2015, the balance of the loan is RMB16,027,000 (AUD3,410,000) (December 31, 2014: RMB7,999,000 (AUD1,594,000)).

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21.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows: – continued

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two amendments to the loan agreement on future compliance for debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (USD2,490 million) and RMB303.4 million (USD50 million), respectively, as of December 31, 2013. The amendments were obtained without any consideration paid to the lenders. The relevant covenants of the two borrowings are identical and are required to be tested half-yearly, with an initial test date of December 31, 2013. The amendments obtained deferred the initial test date of the financial covenants to June 30, 2014 and reduced the interest cover ratio, and for the consolidated net worth covenant, to December 31, 2014.

In March, 2014, further amendments were obtained to defer the initial test date of the meeting minimum interest cover ratio requirements to June 30, 2015 and reduced the required minimum interest cover ratio. In October 2014, further amendments were obtained to defer the initial test date of the meeting minimum interest cover ratio to June 30, 2016.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9, (ii) interest cover ratio of not less than 1.5 and (iii) consolidated net worth not less than AUD2,000,000,000. Yancoal Australia believed that it could not meet the above debt covenants and requested amendments in November 2013 and October 2014, respectively.

Under the amendments received from the lenders, the covenants have been revised as follows:

•	The gearing ratio of Yancoal Australia will not exceed 0.9 on June 30, 2014 and 0.8 thereafter;

•	The interest coverage ratio of Yancoal Australia will not be less than 1.15 for the 12 month period ending on each test date on and from 30 June 2016; and

•	The consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

The financial position of Yancoal Australia as of and for the period ended June 30, 2015 did not meet the above debt covenants requirements if required. The actual covenants calculations as of and for the period ended June 30, 2015 as calculated from the unaudited financial statements of Yancoal Australia, which are prepared in accordance with the Australian Accounting Standards and also complied with IFRS, would have been: (i) a gearing ratio of 0.65 (December 31, 2014: 0.59); (ii) interest cover ratio of-0.33 (December 31, 2014: 0.74); and (iii) consolidated net worth of AUD2,166,088,000 (December 31, 2014: AUD2,487,188,000).

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21.	BORROWINGS – CONTINUED

(iii)	Loans pledged by machineries are repayable as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Minimum payments
Within one year	121,805	121,472
More than one year, but not exceeding two years	121,805	121,472
More than two years, but not more than five years	1,944,953	2,006,188

	2,188,563	2,249,132
Less: Future finance charges	(388,563)	(449,132)

Present value of payments	1,800,000	1,800,000

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Present value of minimum payments
Within one year	—	—
More than one year, but not exceeding two years	200,000	—
More than two years, but not more than five years	1,600,000	1,800,000

	1,800,000	1,800,000
Less: amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,800,000	1,800,000

At June 30, 2015, a loan of RMB1,800,000,000 (December 31, 2014: RMB1,800,000,000) carried interest at lending rate of 3-5 years loan published by the PBOC plus a margin of 4%, approximately 9.25% per annum (December 31, 2014: approximately 10%) and is pledged by machineries of the Group.

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21.	BORROWINGS – CONTINUED

(iv)	Finance lease liabilities are repayable as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Minimum payments
Within one year	50,900	54,268
More than one year, but not exceeding two years	51,052	54,425
More than two years, but not more than five years	95,800	129,560

	197,752	238,253
Less: Future finance charges	(23,126)	(31,617)

Present value of payments	174,626	206,636

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Present value of minimum payments
Within one year	41,296	40,585
More than one year, but not exceeding two years	42,555	53,052
More than two years, but not more than five years	90,775	112,999

	174,626	206,636
Less: amounts due within one year and included in current liabilities	(41,296)	(40,585)

Amounts due after one year and included in non-current liabilities	133,330	166,051

Finance lease liabilities of RMB174,626,000 (AUD37,160,000) (December 31, 2014: RMB206,636,000 (AUD41,184,000)) was obtained from the acquisition of Gloucester in 2012, which carried interest at 5.09% per annum (December 31, 2014: 5.16% per annum).

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21.	BORROWINGS – CONTINUED

(v)	Guaranteed notes are detailed as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Guaranteed notes denominated in:
RMB repayable within one year	9,986,667	4,999,583
USD repayable within two to five years	2,751,165	2,753,918
RMB repayable within two to five years	2,931,900	2,928,950
USD repayable after five years	3,362,534	3,365,899
RMB repayable after five years	6,995,367	6,991,841

	26,027,633	21,040,191

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. At June 30, 2015, the notes are amounting to RMB6,113,699,000 (December 31, 2014: RMB6,119,817,000). The notes are unconditionally secured by the Company and the respective security is non-cancellable. The notes have been issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors. For the period ended June 30, 2015, there was no redemption on the notes.

In 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors respectively. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At June 30, 2015, RMB notes of RMB4,968,000,000 (December 31, 2014: RMB4,965,000,000) included notes of RMB3,971,800,000 (December 31, 2014: RMB3,969,800,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB996,200,000 (December 31, 2014: RMB995,200,000) with a maturity period of five years and interest rate of 4.20% per annum. For the period ended June 30, 2015, there was no redemption on the notes.

In 2014, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC at interest rate of 5.92% per annum with maturity period of 5 years and 6.15% per annum with maturity period of 10 years, with par value amounting to RMB1,950,000,000 and RMB3,050,000,000 respectively. The issuance amount of the notes were RMB1,930,500,000 and RMB3,019,500,000 respectively. At June 30, 2015, RMB notes of RMB4,959,267,000 included notes of RMB1,935,700,000 (December 31, 2014: RMB1,933,750,000) with maturity period of 5 years and RMB3,023,567,000 (December 31, 2014: RMB3,022,041,000) with maturity period of 10 years respectively. For the period ended June 30, 2015, there was no redemption on the notes.

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(v)	Guaranteed notes are detailed as follows: – continued

In 2014, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC with par value of RMB5,000,000,000. Such RMB notes were fully repaid during the period (December 31, 2014: RMB4,999,583,000).

In 2013, with the approval from the National Association of Financial Market Institutional Investors, the Company was allowed to issue RMB short-term notes in the PRC. During the period, the Company has completed the issuance of the 2015 first tranche of short-term notes with par value of RMB5,000,000,000 which had a maturity period of 1 year and interest rate of 5.19% per annum. At June 30, 2015, the short-term notes amounted to RMB4,993,333,000. For the period ended June 30, 2015, there was no redemption on the short-term note.

During the period, with the approval from the National Association of Financial Market Institutional Investors, the Company was allowed to issue RMB super-short-term notes with an aggregate amount of RMB20,000,000,000 in the PRC. During the period, the Company issued two super-short-term notes with an aggregate amount of RMB5,000,000,000. Both super-short-term notes had a maturity period of 270 days and interest rate of 4.20% per annum. At June 30, 2015, those super-short-term notes amounted to RMB4,993,334,000. For the period ended June 30, 2015, there was no redemption on the super-short-term notes.

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22.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (coal reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	6,481	237,010	(104,443)	(284,403)	(71,300)	(216,655)
(Charge) credit redit to other comprehensive income	(19,137)	—	—	—	—	394,986	375,849
Credit (charge) to the consolidated income statement	—	350,234	(110,570)	(12,019)	99,715	—	327,360

At December 31, 2014 and January 1, 2015	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)
Exchange re-alignment	—	9,267	164,673	10,742	(198,095)	(68,897)	(82,310)
Charge to other comprehensive income	(33,237)	—	—	—	—	(24,262)	(57,499)
Credit (charge) to the consolidated income statement (note 10)	—	44,934	(58,887)	(1,001,177)	1,077,397	—	62,267

At June 30, 2015	(75,829)	(111,103)	(5,191,412)	(211,127)	3,060,287	576,837	(1,952,347)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The analysis of deferred tax balances in the financial statements is as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Deferred tax assets	5,080,564	5,679,608
Deferred tax liabilities	(7,032,911)	(7,554,413)

	(1,952,347)	(1,874,805)

There was no material unprovided deferred tax for the period or at the balance sheet date.

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23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total

Number of shares
At December 31, 2014 and June 30, 2015	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

At December 31, 2014 and June 30, 2015	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

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Reserves – continued

Future Development Fund – continued

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at June 30, 2015 was RMB351,530,000 (December 31, 2014: RMB1,611,120,000).

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2015 is the retained earnings computed under IFRS which amounted to approximately RMB30,928,204,000 (December 31, 2014: RMB30,419,601,000, the retained earnings computed under IFRS).

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24.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company RMB’000	Perpetual capital securities issued by a subsidiary RMB’000	Total
	(note a)	(note b)	RMB’000

At January 1, 2015	2,521,456	1,851,903	4,373,359
Issuance of perpetual capital security	3,964,000	—	3,964,000
Profit attributable to holders of perpetual capital security	132,896	66,535	199,431
Distribution paid to holders of perpetual capital security	—	(66,184)	(66,184)

At June 30, 2015	6,618,352	1,852,254	8,470,606

a)	The Company issued 6.8% perpetual capital securities with par value of RMB1,500,000,000 and RMB1,000,000,000 on September 19, 2014 and November 17, 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

The Company issued 6.50% and 6.19% perpetual capital securities with par value of RMB2,000,000,000 and RMB2,000,000,000 on April 10, 2015 and April 30, 2015 respectively. Coupon payments of 6.50% and 6.19% per annum, which will be reset every 3 years, on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. Those perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

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b)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

25.	SUBORDINATED CAPITAL NOTES

On 31 December 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

SCN do not have any fixed maturity date and do not have to be redeemed except in a winding up of the Issuer or Yancoal Australia. Conversion occurs at a fixed price so the value of the Yancoal Australia ordinary shares issued on conversion may be more or less than the face value of the SCN converted. Note holders will be permitted to convert the SCN into Yancoal Australia ordinary shares after 40 days until the 30 year conversion period ends. The SCN will be initially convertible into Yancoal Australia ordinary shares at a conversion price of US$0.10 per share. Almost all the notes were purchased by the Company and only RMB3,102,000 of the note is issued to other third parties. The SCN do not contain any contractual obligation to pay cash or other financial assets in accordance with IFRS, they are classified as equity.

26.	FAIR VALUES

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

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26.	FAIR VALUES – CONTINUED

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At June 30 Total RMB’000

2015
Assets
Available-for-sale investments
– Investments in securities listed on the SSE (stated at fair value through other comprehensive income)	382,350	—	—	382,350
– Investments in securities listed on the NEEQ (stated as fair value through profit and loss)	1,029,158	—	—	1,029,158
Derivative financial instruments
– Forward foreign exchange contracts	—	1,175	—	1,175
– Royalty receivable (i)	—	—	954,989	954,989

	1,411,508	1,175	954,989	2,367,672

In current period, there are no change in categories between level 1 and level 2 and no movement from or into level 3.

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26.	FAIR VALUES – CONTINUED

(i)	Royalty receivable

June 30,
2015
RMB’000

As at January 1	999,064
Cash received	(42,476)
Unwinding discount	50,789
Exchange re-alignment	(63,994)
Change in fair value	11,606

As at June 30	954,989

Current portion	84,786
Non-current portion	870,203

954,989

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 7). Change in fair value is included in selling, general and administrative expenses.

27.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT OPERATION

The Australia subsidiaries of the Group originally held 80% equity interests in Moolarben joint operation. On March 30, 2015, the Group acquired additional 1% equity interests in Moolarben joint operation from another venturer at a consideration of AUD19.3 million. Upon completion of the acquisition, the Group held 81% equity interest in Moolarben joint operation.

Under the shareholders agreement, the 81% equity interest held in Moolarben remained classified as a joint operation.

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28.	RELATED PARTY TRANSACTIONS

Balances and transactions with related party

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	409,379	545,329
– Joint ventures	195,668	160,660
Prepayments and other receivables
– Parent Company and its subsidiaries	197,848	224,151
– Associates	112,770	116,883
Other payables and accrued expenses
– Parent Company and its subsidiaries	960,779	1,037,193
– Associates	12,622	—

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	RELATED PARTY TRANSACTIONS – CONTINUED

Balances and transactions with related party – continued

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2015 RMB’000	2014 RMB’000

Income
Sales of coal	595,201	1,388,034
Sales of heat and electricity	58,194	60,906
Sales of auxiliary materials	246,289	195,856
Sales of methanol	5,304	100,862

Expenditure
Utilities and facilities	2,009	22,863
Purchases of supply materials and equipment	254,948	514,441
Repair and maintenance services	84,824	83,514
Social welfare and support services	91,498	100,628
Road transportation services	4,671	6,098
Construction services	78,482	160,631
Coal processing service	21,390	—

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB91,498,000 and RMB100,628,000 for each of the six months period ended June 30, 2015 and 2014. These expenses will be negotiated with and paid by the Parent Company each year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 30).

As at June 30, 2015, the Company has deposited RMB1,173,520,000 (December 31, 2014: RMB927,255,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received during the period amounted to RMB2,195,000 (2014: RMB4,108,000). No finance cost paid during the period (2014: Nil).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

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28.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC – continued

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2015 RMB’000	2014 RMB’000

Trade sales	718,148	2,676,170

Trade purchases	196,948	899,862

Material balances with other state-controlled entities are as follows:

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Amounts due to other state-controlled entities	206,827	201,797

Amounts due from other state-controlled entities	106,996	440,387

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Balances and transactions with joint ventures

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Due from a joint venture	1,644,157	1,705,757

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB55,647,076 (six months ended June 30, 2014: RMB51,142,000).

During the current period, the sales of coal from subsidiaries of the Group in Australia to the Group’s jointly ventures amounted to Nil (six months ended June 30, 2014: RMB373,738,000).

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended June 30,
	2015 RMB’000	2014 RMB’000

Directors’ fee	260	260
Salaries, allowance and other benefits in kind	3,459	3,302
Retirement benefit scheme contributions	302	565

	4,021	4,127

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

29.	COMMITMENTS

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	2,148,292	2,725,021
– share of joint operations	35,804	5,515

Exploration and evaluation expenditure
– share of joint operations	5,259	1,382

	2,189,355	2,731,918

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done. As at June 30, 2015, the Group is committed to further make security deposit of RMB1,538 million (December 31, 2014: RMB1,584 million).

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30.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on October 24, 2014, the monthly contribution rate is at 20% (2014: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2015 to December 31, 2017. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

31.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2015 and 2014. Such expenses, amounting to RMB58,310,000 and RMB68,500,000 for each of the six months ended June 30, 2015 and 2014, have been included as part of the social welfare and support services expenses summarized in note 28.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

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32.	POST BALANCE SHEET EVENT

Acquisition of Donghua Heavy Industry

In July, 2015, the Company and the Parent Company approved an Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire from the Parent Company 100% of the equity interest in Donghua Heavy Industry held by the Parent Company with a consideration of RMB676,045,800. Commencing from the completion date, Donghua Heavy Industry becomes a wholly-owned subsidiary of the Company. In January 2013, the Parent Company through its wholly-owned subsidiary Yankuang Donghua Group Co., Ltd., solely set up Donghua Heavy Industry. Donghua Heavy Industry is principally engaged in mining, design, manufacturing, installation, maintenance and sales of mechanical and electrical equipment and accessories, etc. The Acquisition is expected to stimulate synergy between the Company’s and the Parent Company’s operation and also facilitate the reduction of connected transactions between the Company and the Parent Company. As of the reporting date, the Acquisition is completed.

33.	OPERATING LEASE COMMITMENTS

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

Within one year	228,785	152,981
More than one year, but not more than five years	260,938	132,547

	489,723	285,528

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

34.	CONTINGENT LIABILITIES

(i)	Guarantees

	At June 30, 2015 RMB’000	At December 31, 2014 RMB’000

(a) the Group
Guarantees secured over deposits	136,538	136,080
Performance guarantees provided to daily operations	795,474	979,025
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	457,989	171,892
Guarantees provided in respect of land acquisition	311,705	—

(b) Joint ventures
Guarantees secured over deposits	2,500	—
Performance guarantees provided to daily operations	—	528,262
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	—	46,487

	1,704,206	1,861,746

(ii)	The Australian Taxation Office (“ATO”) has undertaken an audit of certain matters in the Company’s tax filings for the year ended 31 December, 2009, 2010 and 2011. These matters remain in progress and steps are being taken to finalise them.

(iii)	Yancoal Australia will provide financial support to joint venture, Middlemount Coal Pty Ltd, confirming that Yancoal Australia will not demand the repayment of any loan due from Middlemount, expect to the extent that Middlemount agrees otherwise provided in the loan agreement; and provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemount. The letter of support will remain in force whilst Yancoal Australia is a shareholder of Middlemount or until notice of not less than 12 months is provided or such shorter period as agreed by Middlemount.

(iv)	The Company was sued by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court for not performing the duty of delivering goods pursuant to the Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by both sides, the return of payments for goods and compensation for economic losses of RMB163.6 million in total. Zhongxin Daxie’s claim was rejected by the first instance judgment of the Shandong Provincial Higher People’s Court. On June 30, 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”). As at report date, the case is still being tried in court and has not yet been heard.

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SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for their assets and liabilities at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the entities above are under the common control of the Parent Company, their assets and liabilities of are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of their assets and liabilities acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

(4)	Reversal of impairment loss on intangible assets in Yancoal Australia

(4a)	Under IFRS, the reversal of impairment loss on mining reserves was classified as other income in income statement.

Under PRC GAAP, no reversal of impairment loss on mining reserves was recognised.

(5)	The perpetual capital security issued by the Company is classified as equity attributable to shareholders under PRC GAAP.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended June 30, 2015 RMB’000	Net assets attributable to equity holders of the Company As at June 30, 2015 RMB’000

As per condensed financial statements prepared under IFRS	(50,626)	36,834,550
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	758,537	—
– reversal of work safety cost	(24,009)	(475,433)
– fair value adjustment and related amortization	5,288	(153,311)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy, Yangcun Coal Mine and Beisu Coal Mine	—	(1,240,695)
– deferred tax	(181,651)	101,502
– perpetual capital security	132,896	6,618,316
– reversal of impairment loss on intangible assets in Yancoal Australia	—	(657,901)
– others	(11,222)	250,972

As per financial statements prepared under PRC GAAP	629,213	41,278,000

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2015	1 January 2015

Current assets
Cash and cash equivalents	VI.1	20,844,121	20,526,075
Transaction settlement funds		—	—
Loans to other banks or financial institutions		—	—
Financial assets at fair value through profit or loss	VI.2	1,029,158	—
Financial assets derivatives (if necessary)		—	—
Notes receivable	VI.3	4,154,529	5,068,353
Accounts receivable	VI.4	2,404,449	2,015,752
Advances to suppliers	VI.5	3,129,808	1,971,564
Insurance premium receivable		—	—
Reinsurance premium receivable		—	—
Reserves for reinsurance contract receivable		—	—
Interests receivable		103,480	53,403
Dividends receivable		165,873	—
Other receivables	VI.6	696,586	648,847
Financial assets purchased with agreement to re-sale		—	—
Inventories	VI.7	1,920,995	1,569,913
Held-to-sale assets		—	—
Non-current assets due within one year	VI.8	2,894,165	1,743,254
Other current assets	VI.9	3,504,951	3,287,107

Total current assets		40,848,115	36,884,268

Non-current assets
Loans and advances to customers		—	—
Available-for-sale financial assets	VI.10	521,698	388,763
Held-to-maturity investment	VI.11	—	1,250,000
Long-term receivables	VI.12	236,461	234,914
Long-term equity investments	VI.13	3,359,363	3,086,497
Investment properties		—	—
Fixed assets	VI.14	28,073,964	29,156,814
Construction in progress	VI.15	29,625,149	28,710,049
Construction materials		26,216	20,033
Disposal of fixed assets		—	—
Productive biological assets		—	—
Oil and gas assets		—	—
Intangible assets	VI.16	21,199,587	22,518,822
Research and development expenses		—	—
Goodwill	VI.17	971,247	992,053
Long-term prepayments		36,992	39,476
Deferred tax assets	VI.18	6,086,336	6,797,493
Other non-current assets	VI.19	1,005,893	1,056,016

Total non-current assets		91,142,906	94,250,930

Total assets		131,991,021	131,135,198

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 107 to page 120 are signed by the following persons-in charge.

Head of the Company: Li Xiyong	Chief Financial Officer: Wu Yuxiang	Head of Accounting Department: Zhao Qingchun

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET – CONTINUED

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2015	1 January 2015

Current liabilities:
Short-term borrowings	VI.21	1,762,005	2,827,850
Borrowings from central bank		—	—
Receipt of deposits and deposits from other banks		—	—
Loans from other banks or financial institutions		—	—
Financial liabilities at fair value through profit or loss	VI.22	—	664
Financial liability derivatives (if necessary)		—	—
Notes payable	VI.23	617,957	2,102,358
Accounts payable	VI.24	2,507,146	2,125,594
Advances from customers	VI.25	788,434	798,437
Funds from selling out and repurchasing financial assets		—	—
Fee and commission payable		—	—
Employee benefits payable	VI.26	952,496	872,079
Taxes payable	VI.27	-83,794	-193,152
Interest payable	VI.28	778,352	957,773
Dividends payable		91,168	—
Other payable	VI.29	4,681,008	5,721,476
Reinsured accounts payable		—	—
Reserves for insurance contract		—	—
Funds from securities trading agency		—	—
Funds from underwriting securities agency		—	—
Held-to-sale liabilities		—	—
Non-current liabilities due within one year	VI.30	5,603,622	3,632,943
Other current liabilities	VI.9	12,990,353	8,405,051

Total current liabilities		30,688,747	27,251,073

Non-current liabilities
Long-term borrowings	VI.31	28,750,817	32,547,502
Bonds payable	VI.32	16,040,966	16,040,608
Including: preferred shares		—	—
perpetual bonds		—	—
Long-term payable	VI.33	2,454,786	2,460,272
Long-term employee benefit payable	VI.34	8,812	7,563
Special payables		—	—
Contingent liabilities	VI.35	860,519	766,010
Deferred revenue	VI.36	53,376	57,509
Deferred tax liabilities	VI.18	7,926,606	8,365,210
Other non-current liabilities	VI.37	13,461	—

Total non-current liabilities		56,109,343	60,244,674

Total liabilities		86,798,090	87,495,747

Shareholders’ Equity
Share capital	VI.38	4,918,400	4,918,400
Other equity instrument	VI.39	6,449,000	2,485,000
Including: preferred shares		—	—
perpetual bonds		6,449,000	2,485,000
Capital reserves	VI.40	1,285,991	1,285,991
Less: Treasury shares		—	—
Other comprehensive income	VI.41	-7,709,464	-5,954,077
Special reserves	VI.42	1,124,876	1,785,012
Surplus reserves	VI.43	5,976,094	5,900,135
General risk reserves		—	—
Retained earnings	VI.44	29,233,103	28,778,217

Total equity attributable to shareholders of the Company		41,278,000	39,198,678
Minority interest	VI.45	3,914,931	4,440,773

Total shareholder’s equity		45,192,931	43,639,451

Total liabilities and shareholder’s equity		131,991,021	131,135,198

The accompanying notes disclosure is the composing part of the financial statements.

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BALANCE SHEET OF THE PARENT COMPANY

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2015	1 January 2015

Current assets
Cash and cash equivalents		17,890,251	18,425,914
Financial assets at fair value through profit or loss		1,029,158	—
Financial assets derivatives (if necessary)		—	—
Notes receivable	XV.1	4,059,919	5,050,409
Accounts receivable		1,161,203	528,576
Advances to suppliers		923,821	248,314
Interest receivables		2,009,344	1,741,124
Dividend receivables		165,873	—
Other receivables	XV.2	7,229,857	3,997,717
Inventories		766,699	654,160
Held-to-sale assets		—	—
Non-current assets due within one year		1,250,008	8
Other current assets		3,108,807	2,887,428

Total current assets		39,594,940	33,533,650

Non-current assets:
Available-for-sale financial assets		11,395,849	11,272,623
Held-to-maturity investments		9,172,000	11,302,000
Long-term receivables		—	—
Long-term equity investments	XV.3	33,109,920	32,750,851
Investment properties		—	—
Fixed assets		7,444,673	7,990,457
Construction in progress		625,722	54,564
Construction materials		—	—
Disposal of fixed assets		—	—
Productive biological assets		—	—
Oil and gas assets		—	—
Intangible assets		2,069,884	2,168,814
Research and development expenses		—	—
Goodwill		—	—
Long-term deferred expenses		33	37
Deferred tax assets		1,155,979	1,426,160
Other non-current assets		117,926	117,926

Total non-current assets		65,091,986	67,083,432

Total assets		104,686,926	100,617,082

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2015	1 January 2015

Current liabilities:
Short-term loans		1,527,040	2,827,850
Financial liabilities at fair value through profit and loss		—	664
Financial liability derivatives (if necessary)		—	—
Notes payable		301,934	1,767,508
Accounts payable		1,101,310	932,681
Advance from customers		391,591	403,618
Employee benefits payable		423,470	383,699
Taxes payable		242,111	118,398
Interests payable		945,727	866,185
Dividends payables		91,168	—
Other payables		13,418,554	13,949,327
Held-to-sale liabilities		—	—
Non-current liabilities due within one year		2,537,299	2,417,431
Other current liabilities		12,784,905	8,204,748

Total current liabilities		33,765,109	31,872,109

Non-current liabilities:
Long-term loans		6,168,030	8,106,446
Bonds payable		9,927,267	9,920,792
Including: preferred shares		—	—
perpetual bonds		—	—
Long-term payables		3,529,077	3,569,389
Long-term employee benefits payable		—	—
Special Payables		—	—
Contingent liabilities		—	—
Deferred revenue		11,699	13,091
Deferred tax liabilities		282,312	199,197
Other non-current liabilities		—	—

Total non-current liabilities		19,918,385	21,808,915

Total liabilities		53,683,494	53,681,024

Shareholders’ Equity
Share capital		4,918,400	4,918,400
Other equity instruments		6,449,000	2,485,000
Including: preferred shares		—	—
perpetual bonds		6,449,000	2,485,000
Capital reserves		1,939,077	1,939,077
Less: Treasury shares		—	—
Other comprehensive income		262,532	140,185
Specific reserves		767,574	1,447,774
Surplus reserves		5,930,984	5,855,025
Retained earnings		30,735,865	30,150,597

Total shareholder’s equity		51,003,432	46,936,058

Total liabilities and shareholder’s equity		104,686,926	100,617,082

The accompanying notes disclosure is the composing part of the financial statements.

110      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEM	NOTES	January to June 2015	January to June 2014

1. Total operating income		25,143,406	32,428,612
Including: Operating income	VI.47	25,143,406	32,428,612
Interest income		—	—
Earned insurance premiums		—	—
Fees and commission income		—	—

2. Total operating cost		24,930,664	31,986,507
Including: Operating cost	VI.47	20,215,590	26,853,095
Interest expenses		—	—
Fees and commission expenses		—	—
Refunded premiums		—	—
Net amount of compensation payout		—	—
Net amount of reserves for reinsurance contract		—	—
Policy dividend payment		—	—
Reinsured expenses		—	—
Operating taxes and surcharges	VI.48	392,915	285,523
Selling expenses	VI.49	1,262,608	1,568,210
Administrative expenses	VI.50	1,875,008	2,342,926
Financial expenses	VI.51	1,015,654	806,077
Impairment loss	VI.52	168,889	130,676
Add: Gain arising from the changes in fair value (loss listed with “-”)	VI.53	258,480	-61,986
Investment income (Loss listed with “-”)	VI.54	196,792	-89,268
Including: income from investments in associates and joint ventures (Loss listed with “-”)		149,982	-89,353
Exchange gain (Loss listed with “-”)		—	—

3. Operating profit (Loss listed with “-”)		668,014	290,851
Add: Non-operating income	VI.55	383,048	390,517
Including: Gain from disposal of non-current assets		2,237	2,751
Less: Non-operating expenses	VI.56	81,977	11,719
Including: Loss on disposal of non-current assets		13,311	3,369

4. Total profit (Loss listed with “-”)		969,085	669,649
Less: Income taxes	VI.57	424,198	52,583

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT – CONTINUED

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEM	NOTES	January to June 2015	January to June 2014

5. Net profit (Net loss listed with “-”)		544,887	617,066
Net profit attributable to shareholders of the parent		629,213	835,552
Including: net profit attributable to hoders of other equity instruments		132,897	—
Non-controlling profit/loss		-84,326	-218,486

6. After-tax net other comprehensive income after tax		-2,134,180	2,069,691
Total after-tax net comprehensive income attributable to shareholders of the parent		-1,755,387	2,069,691
1). Other comprehensive income not reclassified to profit and loss in the future		—	—
2). Other comprehensive income reclassified to profit and loss in the future		-1,755,387	2,069,691
1. Other comprehensive income classified to profit and loss in the future shared by investee accounted under equity method		22,637	—
2. Gain/loss on fair value movement for available-for-sale financial assets		99,710	-5,866
3. Effective Gain/loss on cashflow hedge		185,053	743,479
4. Translation difference on foreign currencies		-2,062,787	1,332,078
After-tax net comprehensive income attributable to non-controlling interest		-378,793	—

7. Total comprehensive income		-1,589,293	2,686,757
Comprehensive income attributable to the parent		-1,126,174	2,905,243
Including: total comprehensive income attributable to hoders of other equity instruments		132,897	—
Total comprehensive income attributable to non-controlling interest		-463,119	-218,486

8. Earnings per share
Basic earnings per share		0.1009	0.1699
Diluted earnings per share		0.1009	0.1699

The accompanying notes disclosure is the composing part of the financial statements.

112      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

INCOME STATEMENT OF THE PARENT COMPANY

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2015	January to June 2014

1. Total operating income	XV.4	11,849,696	22,814,488
Less: operating cost	XV.4	8,474,826	18,576,140
Business taxes and surcharges		310,107	229,248
Selling expenses		252,618	353,242
Administrative expenses		1,339,950	1,678,699
Finance expenses		1,074,229	867,515
Loss on impairment of assets		31,829	14,370
Add: Gain arising from the changes in fair value (Loss listed with “-”)		246,874	-37
Investment income (Loss listed with “-”)	XV.5	551,939	583,716
Including: income from investments in associates and joint ventures (Loss listed with “-”)		230,745	100,182

2. Operating profit (Loss listed with “-”)		1,164,950	1,678,953
Add: Non-operating income		248,868	331,774
Including: Gain from disposal of non-current assets		17	2,166
Less: Non-operating expenses		65,018	7,361
Including: Gain from disposal of non-current assets		35	3,280

3. Total profit (Total loss listed with “-”)		1,348,800	2,003,366
Less: Income tax expenses		589,205	495,327

4. Net profit (Net loss listed with “-”)		759,595	1,508,039
Net profit attributable to shareholders		759,595	1,508,039
Including: net profit attributable to hoders of other equity instruments		132,897	—

5. After-tax net other comprehensive income after tax		122,347	-5,866
1). Other comprehensive income not reclassified to profit and loss in the future		—	—
2). Other comprehensive income reclassified to profit and loss in the future		122,347	-5,866
1. Other comprehensive income classified to profit and loss in the future shared by investee accounted under equity method		22,637	—
2. Gain/loss on fair value movement for available-for-sale financial assets		99,710	-5,866
3. Effective Gain/loss on cashflow hedge		—	—
4. Translation difference on foreign currencies		—	—

6. Total comprehensive income		881,942	1,502,173
Comprehensive income attributable		881,942	1,502,173
Including: total comprehensive income attributable to hoders of other equity instruments		132,897	—

7. Earnings per share:
Basic earnings per share		0.1274	0.3066
Diluted earnings per share		0.1274	0.3066

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

		January to	January to
ITEMS	NOTES	June 2015	June 2014

1. Cash flows from operating activities:
Cash received from sales of goods and rendering of services		20,276,783	37,904,800
Net increase in deposits from customers and deposits from other banks		—	—
Net increase in loans from central bank		—	—
Net increase in loans from other financial institutions		—	—
Cash receipts of premium of direct insurance contracts		—	—
Net cash received from reinsurance contracts		—	—
Net increase in deposits from insurance policy holders and investment		—	—
Net increase from disposal of financial assets at fair value through profit/loss		—	—
Cash receipts of interest, fees and commission		—	—
Net increase in placement from banks and other financial institution		—	—
Net increase in sales and repurchase operations		—	—
Cash received from taxes refund		331,214	277,047
Cash received from other operating activities	VI.59	934,006	409,696

Sub-total of cash inflows from operating activities		21,542,003	38,591,543

Cash paid for goods and services		14,508,821	28,191,001
Net increase in loans and disbursement to customers		—	—
Net increase in deposit with central bank and inter-banks		—	—
Cash paid for claims of direct insurance contracts		—	—
Cash paid for interest, fee and commission		—	—
Cash paid for dividends of insurance policies		—	—
Cash paid to and on behalf of employees		3,802,510	4,900,296
Payments of taxes and surcharges		2,535,643	4,035,971
Cash paid to other operating activities	VI.59	1,281,850	1,709,391

Sub-total of cash outflows from operating activities		22,128,824	38,836,659

Net cash flows from operating activities		-586,821	-245,116

2. Cash flows from investment activities:
Cash received from investment		4,495	—
Cash received from investments income		18,759	199,413
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		6,033	3,894
Net cash received from disposal of subsidiaries and other business units		—	—
Cash received from other investing activities	VI.59	95,957	165,169

Sub-total of cash inflows from investing activities		125,244	368,476

Cash paid to acquire fixed assets, intangible assets and other long-term assets		2,435,348	1,644,652
Cash paid for investments		1,147,077	—
Net increase in pledged deposits		—	—
Net cash paid to acquire subsidiaries and other business units		—	125,000
Cash paid to other investing activities	VI.59	—	3,491,375

Sub-total of cash outflow from investing activities		3,582,425	5,261,027

Net cash flows from investing activities		-3,457,181	-4,892,551

114      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

		January to	January to
ITEMS	NOTES	June 2015	June 2014

3. Cash flows from financing activities
Cash received from investment		3,964,000	—
Including: Cash received by subsidiaries from investment absorption of non-controlling interest		—	—
Cash received from issuance of other equity instruments		3,964,000	—
Cash received from borrowings		1,620,790	3,135,164
Cash received from issuing of bonds		9,982,500	11,773,607
Cash received from other financing activities	VI.59	—	—

Sub-total of cash inflows from financing activities		15,567,290	14,908,771

Cash paid for loan repayments		9,744,484	4,407,153
Cash paid for dividends, profits distribution or payments of interest		1,353,730	771,482
Including: Dividens and profits paid by subsidiaries to non-controlling interest		—	—
Cash paid to other financing activities	VI.59	14,044	1,971,081

Sub-total of cash outflows from financing activities		11,112,258	7,149,716

Net cash flows from financing activities		4,455,032	7,759,055

4. Effect of changes in foreign exchange rate on cash and cash equivalents		-17,148	113,580

5. Net increase in cash and cash equivalents		393,882	2,734,968

Add: Cash and cash equivalents at the beginning of the year		20,207,279	10,965,667

6. Cash and cash equivalents at the end of the reporting period		20,601,161	13,700,635

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CASH FLOW STATEMENT OF THE PARENT COMPANY

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2015	January to June 2014

1. Cash flows from operating activities
Cash received from sales of goods and rendering of services		9,479,265	27,068,748
Cash received from taxes refund		—	—
Cash received from other operating activities		1,152,816	434,067

Sub-total of cash inflows from operating activities		10,632,081	27,502,815

Cash paid for goods and services		6,508,832	19,425,542
Cash paid to and on behalf of employees		2,454,860	3,367,456
Payments of taxes and surcharges		1,965,181	3,223,461
Cash paid to other operating activities		1,385,590	1,566,249

Sub-total of cash outflows from operating activities		12,314,463	27,582,708

Net cash flows from operating activities		-1,682,382	-79,893

2. Cash flows from investing activities
Cash received from investment		884,495	319,000
Cash received from investments income		88,311	318,336
Cash received from disposal of fixed assets, intangible assets and other long-terms assets		777	2,545
Net cash received from disposal of subsidiaries and other business units		—	—
Cash received from other investing activities		694,154	742,783

Sub-total of cash inflows from investing activities		1,667,737	1,382,664

Cash paid to acquire fixed assets, intangible assets and other long-term assets		634,515	654,493
Cash paid for investments		2,181,628	—
Net cash paid to acquire subsidiaries or other business units		—	600,000
Cash paid to other investing activities		2,543,557	3,494,977

Sub-total of cash outflows from investing activities		5,359,700	4,749,470

Net cash flows from investing activities		-3,691,963	-3,366,806

3. Cash flows from financing activities
Cash received from investment		3,964,000	—
Cash received from borrowings		1,620,790	1,910,000
Cash received from issuing of bonds		9,982,500	9,947,500
Cash received from other financing activities		32,695	96,715

Sub-total of cash inflows from financing activities		15,599,985	11,954,215

Cash paid for loan repayments		9,737,476	4,396,153
Cash paid for dividends, profits appropriation or payments of interests		1,021,287	394,931
Cash paid to other financing activities		—	1,941,007

Sub-total of cash outflows from financing activities		10,758,763	6,732,091

Net cash flows from financing activities		4,841,222	5,222,124

4. Effect of changes in foreign exchange rate on cash and cash equivalents		-2,541	8,109

5. Net increase in cash and cash equivalents		-535,664	1,783,534
Add: Cash and cash equivalents at the beginning of the year		18,327,805	6,620,343

Cash and cash equivalents at the end of the reporting period		17,792,141	8,403,877

The accompanying notes disclosure is the composing part of the financial statements.

116      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN OWNERS’ EQUITY

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited

	Amount for 1 January 2015 to 30 June 2015
	Equity attributable to the shareholders of the Company
		Other equity instruments				Less:	Other			General risk reserve		Non- controlling interest	Total shareholders’ equity
Item	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserves	Treasury shares	comprehensive income	Specific reserves	Surplus reserves		Retained earnings

1. Closing balance of 2014	4,918,400	—	2,485,000	—	1,285,991	—	-5,954,077	1,785,012	5,900,135	—	28,778,217	4,440,773	43,639,451
Add: Changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Correction of prior periods errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Business combination under common control	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	—	—

2. Beginning balance of 2015	4,918,400	—	2,485,000	—	1,285,991	—	-5,954,077	1,785,012	5,900,135	—	28,778,217	4,440,773	43,639,451

3. Increase/Decrease for the year (Decrease listed with “-”)	—	—	3,964,000	—	—	—	-1,755,387	-660,136	75,959	—	454,886	-525,842	1,553,480
(1) Total comprehensive income	—	—	—	—	—	—	-1,755,387	—	—	—	629,213	-463,119	-1,589,293
(2) Capital contribution and reduction	—	—	3,964,000	—	—	—	—	—	—	—	—	—	3,964,000
1. Ordinary shares contributed by shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Contributions by other equity instrument holders	—	—	3,964,000	—	—	—	—	—	—	—	—	—	3,964,000
3. Share-based payment in shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(3) Profit distribution	—	—	—	—	—	—	—	—	75,959	—	-174,327	-66,184	-164,552
1. Surplus reserves	—	—	—	—	—	—	—	—	75,959	—	-75,959	—	—
2. Reserve for ordinary risk	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Distribution to owners
(shareholders)	—	—	—	—	—	—	—	—	—	—	-98,368	—	-98,368
4. Distribution to holders of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	-66,184	-66,184
5. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(4) Inter transfer of shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—
1. Transfer capital reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Transfer surplus reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Transfer surplus reserves to offset loss	—	—	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(5) Specific reserves	—	—	—	—	—	—	—	-660,136	—	—	—	3,461	-656,675
1. Provision for current year	—	—	—	—	—	—	—	484,678	—	—	—	5,179	489,857
2. Utilization for current year	—	—	—	—	—	—	—	-1,144,814	—	—	—	-1,718	-1,146,532
(6) Others	—	—	—	—	—	—	—	—	—	—	—	—	—

4. Closing balance at 30 June 2015	4,918,400	—	6,449,000	—	1,285,991	—	-7,709,464	1,124,876	5,976,094	—	29,233,103	3,914,931	45,192,931

Yanzhou Coal Mining Company Limited  Interim Report 2015      117

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN OWNERS’ EQUITY (CONTINUED)

For the six months ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited

	Amount for 1 January 2014 to 31 December 2014
	Equity attributable to the shareholders of the Company
		Other equity instruments				Less: Treasury shares	Other comprehensive income			General risk reserve	Retained earnings	Non- controlling interest	Total shareholders’ equity
Item	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserves			Specific reserves	Surplus reserves

1. Closing balance of 2013	4,918,400	—	—	—	3,106,650	—	-3,822,501	2,285,384	5,493,640	—	26,998,913	3,576,561	42,557,047
Add: Changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Correction of prior periods errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Business combination under common control	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	—	—

2. Beginning balance of 2014	4,918,400	—	—	—	3,106,650	—	-3,822,501	2,285,384	5,493,640	—	26,998,913	3,576,561	42,557,047

3. Increase/Decrease for the year (Decrease listed with “-”)	—	—	2,485,000	—	-1,820,659	—	-2,131,576	-500,372	406,495	—	1,779,304	864,212	1,082,404
(1) Total comprehensive income	—	—	—	—	—	—	-2,131,576	—	—	—	2,284,167	-908,687	-756,096
(2) Capital contribution and reduction	—	—	2,485,000	—	—	—	—	—	—	—	—	1,838,849	4,323,849
1. Ordinary shares contributed by shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Contributions by other equity instrument holders	—	—	2,485,000	—	—	—	—	—	—	—	—	1,838,849	4,323,849
3. Share-based payment in shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(3) Profit distribution	—	—	—	—	-1,820,659	—	—	1,820,659	406,495	—	-504,863	-65,922	-164,290
1. Surplus reserves	—	—	—	—	—	—	—	—	406,495	—	-406,495	—	—
2. Reserve for ordinary risk	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Distribution to owners (shareholders)	—	—	—	—	—	—	—	—	—	—	-98,368	—	-98,368
4. Distribution to holders of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	-65,922	-65,922
5. Others	—	—	—	—	-1,820,659	—	—	1,820,659	—	—	—	—	—
(4) Inter transfer of shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—
1. Transfer capital reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Transfer surplus reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—	—	—
3. Transfer surplus reserves to offset loss	—	—	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—	—	—
(5) Specific reserves	—	—	—	—	—	—	—	-2,321,031	—	—	—	-28	-2,321,059
1. Provision for current year	—	—	—	—	—	—	—	983,726	—	—	—	11,630	995,356
2. Utilization for current year	—	—	—	—	—	—	—	-3,304,757	—	—	—	-11,658	-3,316,415
(6) Others	—	—	—	—	—	—	—	—	—	—	—	—	—

4. Closing balance at 31 December 2014	4,918,400	—	2,485,000	—	1,285,991	—	-5,954,077	1,785,012	5,900,135	—	28,778,217	4,440,773	43,639,451

118      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

For the six months Ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited

	Amount for 1 January 2015 to 30 June 2015
		Other equity instruments
Item	Share capital	Preferred shares	Perpetual bonds	Others	Capital reserves	Less: Treasury shares	Other comprehensive income	Specific reserves	Surplus reserves	Retained earings	Total Shareholder’s equity

1. closing balance of 2014	4,918,400	—	2,485,000	—	1,939,077	—	140,185	1,447,774	5,855,025	30,150,597	46,936,058
Add: Changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—
Correction of prior periods errors	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—

2. Beginning balance of 2015	4,918,400	—	2,485,000	—	1,939,077	—	140,185	1,447,774	5,855,025	30,150,597	46,936,058

3. Increase/Decrease for the year (Decrease listed with “-”)	—	—	3,964,000	—	—	—	122,347	-680,200	75,959	585,268	4,067,374
(1) Total comprehensive income	—	—	—	—	—	—	122,347	—	—	759,595	881,942
(2) Capital contribution and reduction	—	—	3,964,000	—	—	—	—	—	—	—	3,964,000
1. Ordinary shares contributed by shareholders	—	—	—	—	—	—	—	—	—	—	—
2. Contributions by other equity instrument holders	—	—	3,964,000	—	—	—	—	—	—	—	3,964,000
3. Share-based payment in shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—
(3) Profit distribution	—	—	—	—	—	—	—	—	75,959	-174,327	-98,368
1. Surplus reserves	—	—	—	—	—	—	—	—	75,959	-75,959	—
2. Distribution to owners (shareholders)	—	—	—	—	—	—	—	—	—	-98,368	-98,368
3. Others	—	—	—	—	—	—	—	—	—	—	—
(4) Inter transfer of shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—
1. Transfer capital reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—
2. Transfer surplus reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—
3. Transfer surplus reserves to offset loss	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—
(5) Specific reserves	—	—	—	—	—	—	—	-680,200	—	—	-680,200
1. Provision for current year	—	—	—	—	—	—	—	374,204	—	—	374,204
2. Utilization for current year	—	—	—	—	—	—	—	-1,054,404	—	—	-1,054,404
(6) Others	—	—	—	—	—	—	—	—	—	—	—

4. Closing balance at 30 June 2015	4,918,400	—	6,449,000	—	1,939,077	—	262,532	767,574	5,930,984	30,735,865	51,003,432

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STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (CONTINUED)

For the six months Ended 30 June 2015

Prepared by: Yanzhou Coal Mining Company Limited

	Amount for 1 January 2014 to 31 December 2014
	Share capital	Other equity instruments			Capital reserves	Less: Treasury shares	Other comprehensive income	Specific reserves	Surplus reserves	Retained earnings	Total Shareholder’s equity
Item		Preferred shares	Perpetual bonds	Others

1. closing balance of 2013	4,918,400	—	—	—	3,759,736	—	71,560	1,850,945	5,448,530	26,554,058	42,603,229
Add: Changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—
Correction of prior periods errors	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—

2. Beginning balance of 2014	4,918,400	—	—	—	3,759,736	—	71,560	1,850,945	5,448,530	26,554,058	42,603,229

3. Increase/Decrease for the year (Decrease listed with “-”)	—	—	2,485,000	—	-1,820,659	—	68,625	-403,171	406,495	3,596,539	4,332,829
(1) Total comprehensive income	—	—	—	—	—	—	68,625	—	—	4,101,402	4,170,027
(2) Capital contribution and reduction	—	—	2,485,000	—	—	—	—	—	—	—	2,485,000
1. Ordinary shares contributed by shareholders	—	—	—	—	—	—	—	—	—	—	—
2. Contributions by other equity instrument holders	—	—	2,485,000	—	—	—	—	—	—	—	2,485,000
3. Share-based payment in shareholders’ equity	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—
(3) Profit distribution	—	—	—	—	—	—	—	—	406,495	-504,863	-98,368
1. Surplus reserves	—	—	—	—	—	—	—	—	406,495	-406,495	—
2. Distribution to owners (shareholders)	—	—	—	—	—	—	—	—	—	-98,368	-98,368
3. Others	—	—	—	—	—	—	—	—	—	—	—
(4) Inter transfer of shareholders’ equity	—	—	—	—	-1,820,659	—	—	1,820,659	—	—	—
1. Transfer capital reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—
2. Transfer surplus reserves to capital addition	—	—	—	—	—	—	—	—	—	—	—
3. Transfer surplus reserves to offset loss	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	-1,820,659	—	—	1,820,659	—	—	—
(5) Specific reserves	—	—	—	—	—	—	—	-2,223,830	—	—	-2,223,830
1. Provision for current year	—	—	—	—	—	—	—	730,479	—	—	730,479
2. Utilization for current year	—	—	—	—	—	—	—	-2,954,309	—	—	-2,954,309
(6) Others	—	—	—	—	—	—	—	—	—	—	—

4. Closing balance at 31 December 2014	4,918,400	—	2,485,000	—	1,939,077	—	140,185	1,447,774	5,855,025	30,150,597	46,936,058

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I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in September 1997 by Yankuang Group Company Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by National Economic System Reform Commission of People’s Republic of China. The registered address is Zoucheng, Shandong Province. The total share capital was RMB1,670 million with par value of RMB1.00 per share upon the establishment of the Company.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H share with par value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares commenced trading on Stock Exchange of Hong Kong Limited on 1 April 1998, and the American Depositary Shares was traded on the New York Stock Exchange on 31 March 1998. The total share capital has changed to RMB2,520 million after this issuance. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange on 1 July 1998. After multiple increased issuance and bonus shares, the share capital of the Company had increased to RMB4.9184 billion as at 30 June 2015.

The Company and its subsidiaries (hereinafter collectively referred to as the “Group”) mainly engage in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales, etc.

II.	SCOPE OF CONSOLIDATED FINANCIAL STATEMENTS

The scope of Group’s consolidated financial statements covers 16 secondary subsidiaries including Yancoal Australia Ltd., Yanmei Heze Neng Hua Co., Ltd., Yanzhou Coal Erdos Neng Hua Co., Ltd. and other companies; 22 sub-secondary subsidiaries including Austar Coal Mine Pty Ltd., Gloucester Coal Ltd. and other controlled subsidiaries.

Please refer to Note VII. Scope changes of consolidated financial statements and Note VIII. Equity interests in other entities for more details.

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III.	BASIS OF PREPARATION ON FINANCIAL STATEMENTS

1.	Basis of preparation

The Group’s financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with Accounting Standards for Business Enterprises (referred to as “ASBEs”) and other related regulations issued by the China Ministry of Finance and accounting policies and estimates stated in Principle Accounting Policies, Accounting Estimates in the Note IV.

2.	Going concern

With the recent history of generating profit from operation and the financial support, the Group has the capability to operate for a period of 12 months commencing the closing date of this report, and there is no significant matter which has impact on going concern. Therefore the assumption of this financial statement prepared on going concern is reasonable.

IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES

1.	Statement of compliance with ASBES

The financial statements of the Group have been prepared in accordance with the ASBEs and presented truly and completely the Group’s financial position, financial performance and cash flows and other related information.

2.	Accounting period

The accounting period is from 1 January to 31 December of each calendar year.

3.	Functional currency

The functional currency of the Company and domestic subsidiaries is Renminbi (RMB). The Company translates foreign currencies into RMB upon preparation of financial statements when overseas subsidiaries use foreign currency as functional currency (refer to Note IV. 8).

4.	Accounting treatment for business combinations under/not under common control

The Group, as the acquirer, recognises acquired assets and liabilities under common control at their carrying amounts in consolidated financial statements of the ultimate shareholder on the acquisition date. The difference between the carrying amount of the net assets obtained and the amount of consideration paid for the combinations adjusted to capital reserves (capital premium). If the balance of capital reserves (capital premium) is insufficient, any excess is adjusted against retained earnings.

Identifiable assets, liabilities and contingencies acquired through business combination not under common control are recognised at their fair values at the acquisition date. The cost of business combination is the sum of cash paid, fair value of non-cash assets, liabilities incurred or assumed, equity securities issued on the date of acquisition, and other direct expenses incurred in order to obtain the control over acquiree. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference shall be recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets after reassessment, the acquirer shall recognise the remaining difference as non-operating income in the current profit or loss.

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5.	Preparation of consolidated financial statements

The Group takes all subsidiaries owning the actual controlling power into the scope of the consolidated financial statements.

If any conflicts between accounting policies or accounting period introduced in the subsidiaries and those of the Company, necessary adjustments shall be made to the financial statements of the subsidiaries according to accounting policies or accounting period adopted by the Company when preparing consolidated financial statements.

All the significant intra group transactions, balances and unrealized profits within the consolidation scope shall be eliminated upon preparation of consolidated financial statements. The portion of owner’s equity of subsidiaries not attributable to parent and minority interest in current period profit and loss, other comprehensive income and total comprehensive income shall be presented in non-controlling interests, non-controlling profit and loss, other comprehensive income attributable to non-controlling shareholders and total comprehensive income attributable to non-controlling shareholders on the consolidated financial statements.

For subsidiaries acquired through business combination under common control, the operating results and cash flows shall be included in the consolidated financial statements at the beginning of the current consolidation period. Adjustments to related comparatives shall be made upon preparation of consolidated financial statements. This is to consider the consolidated financial statement to be existed since commencement of ultimate control.

Equity of invested entity under common control, acquired by steps and a business combination finally occurred, shall be adjusted upon preparation of consolidated financial statements in the condition that current situation is deemed to exist from the beginning of control commenced. Comparatives reporting date shall not be earlier than the beginning of ultimate control of the Group and acquiree takes effect. Accquiree’s assets and liabilities shall be consolidated into comparatives. Increased net assets resulted from business combination shall be adjusted to relevant items in shareholders’ equity of comparatives. To avoid repeated calculations on the value of net assets of the acquiree, existing profit and loss, other comprehensive income and movement on other net assets of long-term equity investment held by the Group before the combination shall be offset to opening balance of retained earnings and current profit and loss, for the period commencing from, the date on the later of original acquisition date on such long-term equity and the date of common control of the Group and the acquire takes effect, to the date of business combination.

For subsidiaries acquired through business combination not under common control, the operating results and cash flows shall be included in the consolidated financial statements at the date of the Group’s acquiring of controls. Adjustments shall be made to subsidiary’s financial statements based on fair value of identifiable assets, liabilities and contingencies on the date of combination, upon preparation of consolidated financial statements.

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5.	Preparation of consolidated financial statements – continued

Equity of invested entity, held by the acquirer before acquisition date, not under common control acquired by steps and a business combination finally occurred, shall be re-evaluated at the fair value on the acquisition date and the difference between fair value and carrying amount shall be recognised as investment income in current period; if the related acquiree’s equity held before the acquiring date contains other comprehensive income and the other changes of owner’s equity except for net profits and losses, other comprehensive income and profit distributions, it shall be transferred to investment gains or losses on the date of acquisition, excluding the other comprehensive income derived from changes of net liabilities or net assets due to re-measurement on defined benefit plan by the investee.

The difference between disposal consideration of long-term equity investment in subsidiaries partially disposed by the Group without losing controls and the share of net assets calculated from the date of acquisition or combination date shall be adjusted to capital premium or share premium. Adjustments shall be made to retained earnings in the event that capital reserves are not sufficient.

When the Group loses the controls over the investee due to partially disposal of equity investment and other reasons, the remaining equity shall be re-measured in accordance with the fair value on the date of losing control upon preparation of the consolidated financial statements. The amount of the sum of the consideration obtained from equity disposal and the fair value of remaining equity deducting the difference between shared net asset of original subsidiaries that were started to be calculated on the acquisition date or merging date, shall be recorded as investment gain or loss in the period of losing control, and a written down to goodwill shall be made at the same time. Other comprehensive income related to former equity investment in subsidiaries shall be recognised as current investment income upon losing of controls.

For the Group’s disposal on the subsidiaries’ equity investment by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction of disposal on subsidiaries and loses of control; but the difference between considerations from each disposal of investment and shared net asset of the subsidiary before losing controls shall be recognized as other comprehensive income in the consolidated financial statements, and transferred to investment income for the period of losing controls.

6.	Classifications of joint arrangement and accounting treatment of common cooperation

The joint arrangement of the Group includes common operations and joint ventures. For common operation projects, as a joint operation party the Company recognises assets and liabilities solely held by the Group and assets and liabilities held on proportion. Revenue and expenses solely or proportionally recognised in accordance with relevant agreements. Transactions on asset purchase or sales with joint ventures that do not form normal business activity shall only recognise parts of profits and losses generated in above transactions belonging to other joint operation parties.

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7.	Cash and cash equivalents

Cash in cash flow shall be cash on hand and deposits available for payment at any time. Cash equivalents in cash flow shall be investments which shall be short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

8.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency transaction

The Group’s foreign currency transactions shall be converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items shall be translated to RMB using the spot exchange rate of the day. Exchange differences arising shall be recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which shall be qualified for capitalization.

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency shall be converted to RMB at the spot exchange rate of the balance sheet date; other items shall be converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries shall be converted to RMB at the approximate rate (average rate of the year) of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues shall be presented separately under the shareholders’ equity items. When overseas operating units shall be disposed, then the relevant exchange differences shall be transferred from shareholders’ equity to current disposal income or expense.

Foreign exchange gain or loss from net foreign investments to overseas operating subsidiaries in foreign currencies, presented in functional currency of the parent or subsidiary, shall be recognised as other comprehensive income; foreign exchange gain or loss presented in currencies other than functional currency of the parent or subsidiary shall be offset each other by parent and subsidiary, and remaining difference shall be recognised as other comprehensive income.

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9.	Financial assets and financial liabilities

The Group recognises a financial asset or liability when it enters a financial instrument contract.

(1)	Financial assets

1)	Financial assets by category and recognition and measurement

According to investment objectives and economic essence, the Company’s financial assets shall be classified as financial assets at fair value through profit or loss (FVTPL), held-to-maturity investments, receivables and available-for-sale (AFS) financial assets.

Financial assets at fair value through profit or loss include trading financial assets and the financial assets designated as, when initially recognized, the financial assets measured at fair value and its movement recorded through profit and loss. A financial asset is classified as held for trading if it is: acquired or incurred principally for the purpose of selling or repurchasing it in the near term; part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or a derivative except for a derivative that is a designated and effective hedging instrument, a financial guarantee contract, a derivative settled by giving out the equity instrument and pegged with the equity investment that is not quoted in an active market and whose fair value cannot be reliably measure. Financial assets are designated at fair value through profit or loss upon initial recognition when: the designation eliminates or significantly reduces an accounting mismatch in the gain and loss recognition arising from the difference in measurement basis of the financial assets or financial liabilities; risk management of the Group and formal written documents regarding the investment strategy indicate that the financial assets are managed, evaluated and reported internally on a fair value basis; or if a contract contains one or more embedded derivatives, an entity may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Fair value is adopted as the method for subsequent measurement on these financial assets. Movement of fair value is accounted for profit or loss from change in fair value. Interest or cash dividends earned with the holding period are recognized as investment income or loss with adjustment on profit or loss from change in fair value.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments for which management has both positive intention and ability to hold to maturity. Held to maturity investment is subsequently measured under amortized costs on actual interest rate. Its amortization, impairment, and gain or loss from de-recognition is recognised as profit or loss of the current year.

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are subsequently measured under amortized costs on actual interest rate. Its amortization, impairment, and gain or loss from de-recognition is recognised as profit or loss of the current year.

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9.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

1)	Financial assets by category and recognition and measurement – continued

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified as financial assets of any other class at initial recognition. For equity instruments which do not have quotations in active market and the fair values of which cannot be reliably measured and linked to that equity instrument, and derivatives linked to such equity instrument and settled through delivery of such equity instrument, will be measured at cost. Other equity instrument which do not have quotations in active market but the fair values of which can be reliably measured is measured by fair value of which the change will be recognized as other comprehensive income. Except for exchange of impairment loss and exchange gain or loss arising from foreign currency monetary financial assets, changes in fair value of available-for-sale financial assets are directly recorded in shareholders’ equity. Until such financial assets are derecognized, the accumulated change in the amount of fair value previous recorded in equity is transferred to the profit and loss account for the period. Interests for the period in which the assets are held are calculated using the effective interest method is charged to profit or loss for the period as ‘Investment income’. Cash dividends declared by the investee company relating to available-for-sale equity instruments are charged to profit or loss for the period as ‘Investment income’. Instruments that do not have quotation in an active market and fair values cannot be reliably measured shall be measured at cost.

2)	Recognition and measurement of financial assets transfers

A financial asset is derecognised when any one of the following conditions is satisfied: i) the rights to receive cash flows from the asset expire, ii) the financial asset has been transferred and the Group transfers substantially all risks and rewards relating to the financial assets to the transferee, iii) the financial asset has been transferred to the transferee, the Group has given up its control of the financial asset although the Group neither transfers nor retains all risks and rewards of the financial asset.

Where an entity neither transfers nor retains substantially all risks and rewards of financial asset and does not give up the control over such financial asset, then the entity recognises such financial asset to the extent of its continuous involvement and recognises the corresponding liabilities.

In the case where the financial asset as a whole qualifies for the de-recognition conditions, the difference between the carrying value of transferred financial asset and the sum of the amount received for transfer and the accumulated amount of changes in fair value that was previously recorded under other comprehensive income is charged into profit or loss for the period.

In the case where only part of the financial asset meets the criteria for de-recognition, the carrying amount of financial asset being transferred is allocated between the portions that to be derecognised and the portion that continued to be recognised according to their relative fair value. The amount of consideration received for the transfer and the accumulated amount of changes in fair value that was previously recorded in other comprehensive income of the part qualifies for de-recognition and the above-mentioned allocated carrying amount is charged to profit or loss for the period.

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IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES – CONTINUED

9.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

3)	Test and accounting treatment on impairment of financial assets

The Group assesses the carrying amount of financial assets, other than those at fair value through profit and loss, at the balance sheet date. Impairment of financial assets is accrued when there is objective evidence that a financial asset is impaired.

If there is objective evidence indicating that the value of the financial asset is recovered and recovery is related objectively to events occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit and loss for the period.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, the accumulated losses in fair value that was previously directly recorded in shareholder’s equity are transferred out and recognised as impairment losses. For the available-for-sale investment on debt instruments which impairment losses have been recognised, if in subsequent period, its fair value increases and the increase is objectively related to an event occurring after the impairment loss was recognised in profit or loss, the previous recognised impairment loss is reversed into profit or loss for the period. For an investment in an equity instrument classified as available-for-sale equity on which impairment loss has been recognised, the increase in its fair value in a subsequent period is directly charged into shareholders’ equity.

(2)	Financial liabilities

1)	Classification, reorganization and measurement of financial liabilities

Upon initial recognition, financial liabilities shall be classified as either financial liabilities at fair value through profit or loss (FVTPL) or other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and those designated as fair value through profit or loss on initial recognition. They are subsequently measured at fair value. The net gain or loss arising from changes in fair value, dividends and interest paid related to such financial liabilities are recorded in profit or loss for the period in which they are incurred.

Other liabilities are subsequently measured at residual cost using the effective interest rate method

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9.	Financial assets and financial liabilities – continued

(2)	Financial liabilities – continued

2)	De-recognition of financial liability

A financial liability is derecognised when the underlying present obligations (or part of those obligations) are discharged. Existing financial liability is derecognised and new financial liability is recognised when the Group enters an agreement with its debtor to replace existing liability with a new financial liability and the contractual terms on new financial liability are different with the existing one. An existing financial liability is fully or partially de-recognised and a new financial liability is recognised when the Group significantly amends all or part of contractual terms on existing financial liability. The difference between consideration paid and the carrying amount of de-recognised financial liability is recorded as current profit or loss.

(3)	Method of fair values recognition of financial assets and financial liabilities

Fair values on financial assets and liabilities are determined by prices existed in major markets. Where there is no major market the most beneficial market prices together with then available and sufficient data and other evaluation technology supporting information are used to determine fair values of financial assets and liabilities. Input data for determining fair values has three layers, the first layer is the available unadjusted price for a same asset or liability on the date of evaluation in an active market; the second layer is the direct or indirect visible input data related to the same asset or liability apart from data in the first layer; the third layer is the invisible input data related to the same asset or liability.

10.	Provision for bad debt provisions on account receivables

The Group recognises bad debts when the following conditions are met: the debtors are dissolved, bankrupt, insolvent, in significant difficulty in cash flows or suspended its business due to natural disaster and unable to settle the debts in the foreseeable period; or debtors are defaulted for repayment more than three years; or there are conclusive evidences indicating the debts are not recovered or not likely to be recoverable.

Provision for bad debts is made using allowance account method. At the balance sheet date, receivables are assessed for impairment on individual or portfolio basis. Provision for bad debts is recognised in the profit or loss for the period. When there are objective evidences indicating the receivable are considered not recoverable, it is written off against the allowance account in accordance with the approval procedures of the Group.

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10.	Provision for bad debt provisions on account receivables – continued

(1)	Accounts receivable that are individually significant and individually provided for bad debts

The basis or standard for determining the significant level of individual receivable	Consider individual receivables above RMB20 million as significant amount

Provision-making Method on individual receivables above significant level	The provision of bad debts is made according to the difference between the present value of future cash flows and the carrying amount of receivables

(2)	Receivables that are provided for bad debts on portfolio basis of risks

The basis of portfolio

Aging group	Use the aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free group	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method

Aging group	Provision for bad debt made by aging analysis

Risk-free group	Not provision for bad debt

The percentage of bad debt provision is as followings according to aging:

Aging	Accrual percentage of the receivables	Accrual percentage of other receivables

Within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
Over 3 years	100%	100%

(3)	Accounts receivable that are individually insignificant but are provided for bad debts on individual basis

Reason for accruing provision of bad debts individually	Individual receivables below significant level whereby the combined method does not reflect its risk characteristics

Method for provision of bad debts	Provision for bad debts is made using the difference between the present value of future cash flows and the book value of receivables

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IV.	PRINCIPLE ACCOUNTING POLICIES, ACCOUNTING ESTIMATES – CONTINUED

11.	Inventories

The Group’s inventory includes raw materials, coal stock, methanol, real estate, real estate development cost and low value consumables etc.

The Group maintains a perpetual inventory system. Inventories are recorded at actual cost of purchase. Cost is calculated using weighted average method when the inventories are issued or consumed. Real estate development cost is measured at the actual cost of land, building, facilities, out sourced construction and public facilities. Actual cost on developing real estate projects is recognized as real estate upon completion.

Closing balance on inventories is measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than the cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for impairment of inventories on a separate inventory item.

Net realizable value of inventories directly for sale, such as coal, methanol, real estate, and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred.

12.	Long-term equity investments

Long-term equity investments mainly include investment to subsidiaries, joint ventures and associates.

The Group judges a joint control exists when all parties or groups of parties control that arrangement unilaterally and decisions relating to the basis operating activity of the entity require the unanimous consent of the parties sharing the control.

The Group holds, directly or through subsidiaries, more than 20% (including 20%) but less than 50% of the voting power of the investee, it is presumed that the Group has significant influence. When the Company holds less than 20% of the voting power of the investee, significant influence shall be considered under actual fact and circumstances such as there is a delegate of the investor in the investee’s the Board of Directors and other similar power bodies, the investor gets involved in investee’s financial and operating policies decision-making process, there are significant transactions occurred between the investor and the investee, the investor assigns management personnel in the investee and the investor provides key technical support to the investee.

When control exists the investee becomes a subsidiary of the Group. The investment cost for long-term equity investment acquired through business combination under common control is the carrying value of the share of equity at the combination date in the acquired company. The investment cost is recorded as zero when the carrying amount of the share of equity at the combination date in the acquired company is in deficit.

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12.	Long-term equity investments – continued

For the Group’s disposal on the subsidiaries’ equity investment under common control by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction for obtaining control; if it’s not a package deal, on the date of combination, the initial cost of long-term equity investment shall be recognised at the share of carry amount of net assets for the acquiree in the consolidated financial statements of the ultimate controller after combination. The difference between initial cost and sum of carry amount of long-term equity investment before combination and consideration paid for obtaining new shares upon combination shall be adjusted to capital reserve; in case that capital reserve is insufficient, it shall be offset to retained earnings.

The investment cost for long-term equity investment acquired through business combination not under common control is the cost of business combination.

For the Group’s disposal on the subsidiaries’ equity investment under common control by steps until the loses of controls, if transactions in disposal of subsidiaries’ equity investment until losing control are in a package deal, each transaction shall be treated as one transaction for obtaining control; if it’s not a package deal, on the date of combination, the initial cost of long-term equity investment shall be recognised at the sum of carrying amount of existing investment and additional cost of investment. Equity acquired before the date of combination shall be accounted on equity method; no adjustment shall be made to other comprehensive income related to existing items accounted on equity method. The same accounting treatment shall be applied upon disposal of such investment, where the investee disposes related assets or liabilities. Equity held before business combination shall be treated as available for sale financial assets and measured at fair value; accumulated movement on fair value previously recorded as other comprehensive income shall be transferred to current investment income on the date of combination.

Apart from the long-term equity investments acquired through business combination mentioned above, the cost of investment for the long-term equity investments acquired by cash payment is the amount of cash paid. For long-term equity investment acquired by issuing equity instruments, the cost of investment is the fair value of the equity instrument issued. For long-term equity investment injected to the Group by the investor, the investment cost is the consideration as specified in the relevant contract or agreement; initial cost of long-term equity investment acquired through exchange of non-monetary items and debt restructuring shall be recognised according to relevant accounting policies.

Investments in subsidiaries are accounted for by the Group using cost method and equity method is used for investment in joint ventures and associates.

Additional investments to long-term equity investments subsequently accounted on the cost method are measured to increase its carrying amount on the fair value of the additional cost and other transaction related expenses occurred. Dividends declared or profit distributed by the investee shall be recognised as investment income in the current period.

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12.	Long-term equity investments – continued

The carrying amount of long-term investment subsequently accounted on the equity method shall be adjusted to increase or decrease according to the movement of owner’s equity of the investee. In determining the share of net profit from the investee, according to the Group’s accounting policies and accounting period, adjustments shall be made towards the net profit based on fair values of all identifiable assets at the time of acquisition after eliminating proportioned profit or loss attributable to the investor resulted from intergroup transactions between joint venture and associates, before recognising net profit from the investee.

If the long-term equity investment is disposed different between the actual consideration received and the carrying amount should be recognized as investment income for current year. For long-term investment accounted under equity method, the amount originally recognized as equity due to other change except for investee’s net profit or loss should be proportionally transferred into current profit and loss when the long-term investment is disposed.

If the control or significant influence on the investee lost due to disposal of partial equity investment, the remaining equity after disposal shall be accounted as available for sale financial assets; the difference between fair value and carry amount of the remaining equity shall be recognised as the current profits and losses at the date when the common control or significant influence lost. The same accounting treatment shall be applied to other comprehensive income recognised due to original equity investment accounted on equity method when equity method is terminated, where investee disposes related assets or liabilities.

If the common control on the invested entity lost due to disposal of partial long-term equity investment, and the remaining equity after disposal has common control or significant influence on the investee, the equity method shall be applied alternatively. The difference between the carrying amount of the disposed equity and consideration shall be recognised as the investment income, and the remaining equity shall be adjusted by equity method since initial acquisition. If the remaining equity after disposal does not have common control or significant influence on the investee, it shall be treated with related accounting policies as available for sale financial assets. The difference between the carry amount of disposed equity and consideration shall be recognised as investment income, and the difference between the fair value and carrying amount of the remaining equity shall be recognized as the current profits and losses at the date when the common control or significant influence is lost.

The Group’s disposal of equity by steps until loss of control that are not in a package deal shall be treated individually. Disposal transactions that are in one package deal shall be treated as one transaction. But the difference between consideration for each disposal transaction and the carrying amount of long-term equity investment that has disposal before the loss of controls shall be recognised as other comprehensive income; it shall be transferred to profit and loss in the period when loss of control occurs.

13.	Fixed assets

The Group’s fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

Fixed asset is recognised when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The Group’s fixed assets consist of buildings, mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, and land etc.

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13.	Fixed assets – continued

part from those fixed assets that are fully depreciated but still in use, as well as land separately recognised, the Group depreciates all fixed assets on a straight-line basis, except mining structures are depreciated on the estimated production capacity method. Useful life, estimated residual value, depreciation rate of fixed assets are as the following:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period.

The Group shall review useful lives and estimated net residual value of fixed asset and the depreciation method at least once a year.

A change in the useful life or estimated net residual value of a fixed asset or depreciation method shall be treated as a change in an accounting estimate.

Regarding to the financial leased fixed assets, the value lower between the fair value of the rental assets and the current value of the minimum rental payment shall be recognized as the entry value of the rental assets. The difference between the entry value of the rental assets and the minimum rental payment shall be recognized as the financing costs.

The depreciation policy applied for financial leased fixed assets is the consistent with the depreciation policy for self-owned fixed assets. If it can be confirmed reasonably that the ownership of the rental assets can be obtained when the rental term expires, the depreciation of the rental fixed assets shall be implemented within service life; otherwise, the depreciation shall be implemented in the shorter period between the leasing term of the rental fixed assets and the estimated service life of the rental fixed assets.

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14.	Construction in progress

The construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

15.	Borrowing costs

Assets eligible for capitalization represent the fixed assets, investment properties, inventories, etc., which shall take a long time (generally over one year) for acquisition, construction or production to be ready for the specific use or sale. If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

16.	Intangible assets

The intangible assets of the Company include mining rights, unproved mining interests, the land use rights, patents and exclusively used technologies etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination out of the common control, which are owned by the acquirer but not recognized in the financial statements, shall be recognized as the intangible assets at their fair value when the acquiree’s assets are initially recognized.

Cost of mining rights is amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves. Productivity method is used based on the Australia Joint Ore Reserves Committee (JORC) reserves for subsidiaries in Australia.

Unproved mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

The land use rights are evenly amortized over the transferred term since the rights are obtained.

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16.	Intangible assets – continued

The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under the shortest among expected useful life, beneficial life agreed by contracts, and legally required useful life in composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized and are tested for impairment at the end of each period.

The useful life and the amortization method of intangible asset with a finite useful life shall be reviewed at the end of each financial year. A change in the useful life or amortization method shall be treated as a change in an accounting estimate. The useful life of an intangible asset with indefinite useful life shall be re-assessed in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the useful life of that asset shall be estimated and applies to accounting requirements of the Standard accordingly.

17.	Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only capitalized or temporarily capitalized where the mining rights for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing of capitalization forward costs in relation to that area of interest. Accumulated expenditure in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances indicate the carrying amount of the asset may exceed recoverable amount.

When production commences, accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at fair value on the date of acquisition, which is the fair value of potential economically recoverable reserves at the acquisition date, and shown as unproved mineral interests.

Exploration and evaluation expenditure shall be recognised as fixed assets (refer to Note IV. 13), construction in progress (refer to Note IV. 14) or intangible assets (refer to Note IV. 16) based on its assets character.

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18.	Impairment of non-financial assets

The Group assesses at each balance sheet date whether there is any indication that the long-term equity investments, investment property, fixed assets, construction in progress and intangible assets with definite useful life may be impaired. When there are signs of impairment, the asset will be tested for impairment. Goodwill arising in a business combination and intangible asset with infinite useful life are tested for impairment annually no matter there is any indication of impairment or not. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount is determined on the basis of the asset groups or asset portfolio to which the asset belongs.

If the carrying amount exceeds recoverable value after test of impairment, the excess will be recognized as impairment loss which is not allowed to reverse in the subsequent accounting period.

The indications of impairment are as follows:

(1)	The market price of an asset declines substantially during the period. The decline is explicitly more than that as expected caused by passage of time or normal application;

(2)	There are significant changes in the economic, technical or legal environment in which the enterprise is operating and in the market of an asset in the current period or in the near future causing an adverse impact on the enterprise;

(3)	The market interest rate or rate of return of other investments was increased in the current period that affects the discount rate used by enterprise to calculate the present value of estimated cash flow resulting in a substantial decline in the recoverable amount of the assets;

(4)	There is evidence to demonstrate that the asset has gone obsolete or damaged;

(5)	The asset has already been or will be left idle, retired or disposed before it was planned;

(6)	There is evidence from the entity’s internal reports that economic returns of the asset, such as generation of net cash flows or realisation operating profit (loss), was lower or will be lower than expectation;

(7)	Other signs indicating the assets have been impaired.

19.	Goodwill

Goodwill is the excess of equity investment cost or business combination cost not under common control over fair value of the identifiable net asset of acquiree shared or acquired through business combination on the acquisition date or combination date.

Goodwill related to subsidiaries shall be disclosed separately on the consolidated financial statements; goodwill related to joint operation and joint ventures shall be included as long-term equity investment.

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20.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

21.	Employee benefits

Employee’s benefits include short-term remuneration, post-employment benefits, layoff benefits and other long-term benefits.

The short-term compensation includes wages and salary, bonus, Allowances and subsidies, welfare expenses, medical insurance premiums, industrial injury insurance premiums, birth insurance premiums, housing fund, labour union dues, employee education fund, paid short-term absence and others. In the accounting period in which an employee has rendered service to the Group, the Group shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees.

Welfare after departure mainly includes the basic endowment insurance, enterprise annuity payment, etc., In accordance with the risks and obligations undertaken by the Group, the welfare after departure is classified as defined contribution plans and defined benefit pension plans. For the defined contribution plans, the Group shall recognize the sinking fund paid to individual entity as a liability in exchange of services from the employee in accounting period, and recorded into related assets costs or current profits or losses in accordance with the benefit objects.

The termination benefits are raised from the compensations due to the termination of employment relationship. The employee compensation liabilities raised from termination benefits shall be confirmed on the date of balance sheet, and recognized as the current profits and losses.

Other long-term benefits are employment benefits other than short-term benefits, post-employment benefits and termination benefits.

22.	Contingent liability

The Group recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions: The obligation is a present obligation of the Group; It is probable that an outflow of economic benefits from the Group will be required to settle the obligation; The amount of the obligation can be measured reliably.

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22.	Contingent liability – continued

The estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

23.	Overburden in advance

Overburden in advance of open cut coalmine comprises the accumulation of expenditures incurred to enable access to the coal seams, and includes direct removal costs and machinery and plant running costs. The overburden in advance that can improve future mining capacity and meet special standards will be recognized as current assets (striping assets). The rest of overburden in advance will be accounted to the current operating cost and be transferred to inventory.

The overburden in advance which can improve future mining capacity and be recognized as current assets must meet all the following conditions: Associated economic benefits are likely to flow into the enterprise; Enterprise can identify ore body constituent parts of which future mining capacity have been improved; Overburden in advance for the constituent part of ore body can be reliably measured.

Striping assets should be recognized as the part of its related mineral assets.

Striping assets are classified into tangible assets and intangible assets based on the nature present assets comprised by the related stripping assets. If striping assets and inventory cannot be independently identified, overburden in advance should be distributed in striping assets and inventory according to corresponding production standards.

Striping assets will be depreciated in the remained service life of related identified ore body parts.

24.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

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25.	Special reserves

(1)	Maintenance fees

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines. Accrual standard for various companies is as the following:

Company Name	Standard

The Company and its subsidiaries in Shandong and Shanxi	RMB6/Ton
Subsidiaries of the Company in Inner Mongolia	RMB6.5/Ton

(2)	Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expensed and for purchase of coal production equipment and safety expense of coal mining structure. Accrual standard for various companies is as the following:

Company name	Standard

The Company and its subsidiaries in Shandong	RMB15/Ton
Subsidiaries of the Company in Inner Mongolia	RMB15/Ton
Subsidiaries of the Company in Shanxi	RMB30/Ton

Note:	Accrual standard of production safety for subsidiaries of the Company in Shanxi was RMB50/Ton before 1 October 2013 and RMB30/Ton after 1 October 2013.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholders’ equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

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25.	Special reserves – continued

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

According to Notice on the issuance of the province to further promote the development of coal economy sustainable growth measures (Jinzhengfa [2013] 26), Coal Mine Switching to Other Business Development Fund was suspended.

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

According to the Issuance Notice of Leading to Further Promotion of the Development of the Province’s Coal Economy to Achieve Sustainable Growth Mode Measures (Jinzhengfa [2013] No.26), the environment rehabilitation management guarantee deposit was suspended.

26.	Preferred shares, perpetual bond and other financial instruments

The preferred shares, perpetual bond classified as debt instruments shall be measured initially according to its fair value amount after the deduction of the transaction costs, and its subsequent measurement shall be implemented using the effective interest method according to the amortised costs. Its interest or dividend distribution is processed as the borrowing costs for processing, and its profits and losses rose from repurchasing or redemption shall be recognized as the profit or loss.

The preferred shares, perpetual bond classified as debt instruments increases the owner’s equity after deduction of the transaction costs from the consideration received on date of issuance. Its interest or dividend distribution is processed as the profit distribution, and its repurchasing or write-off shall be processed as the equity changes.

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27.	Principles of revenue recognition

(1)	Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

1)	Revenue from sales of goods

Revenue is recognized when the Group has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

2)	Revenue from rendering of services

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

(2)	Policies

1)	The Group has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other sales revenue. The Group neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2)	Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

3)	The Group recognizes revenue from the sales of products in development when: 1. Development is completed and qualified for acceptance; 2. Legal force is binded by sales contract signed; primary risk on ownership and compensation of the product are transferred to buyers; 3. The Group maintains no management or control on the products that are already sold.

4)	Revenue of railway and maritime transportation and other services are recognized when the services are completed.

5)	Interest revenue is measured by the period of cash borrowings and the actual interest rates.

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28.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company is able to comply with the conditions attaching to them.

Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and allocated in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

29.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. For the temporary difference formed by the initial recognition of the assets or liabilities generated from non business combination transactions, which does not affect accounting profit or taxable income amount (or the deductible loss), the corresponding deferred income tax assets and deferred income tax liabilities shall not be recognized. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

The Group recognized the deferred income tax assets with the limitation of the future taxable income amounts, which is likely to be obtained sufficiently to deduct the deductible the temporary difference, deductible losses and tax deduction.

30.	Leases

The Group classifies the leases into financing lease and operating lease on the lease beginning date.

Financing lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

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31.	Accounting for income tax

The accounting for income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

32.	Segment reporting

The Group determines the operating segments on the basis of internal structure, management requirements and internal reporting system and adopts these operating segments as the basis for reporting segments for disclosure purposes. An operating segment is a component of the Group that satisfies all of the following conditions:

1)	It is able to earn revenue and incur expenses from ordinary business activities;

2)	Its operating results are regularly reviewed by the Group’s management for making decision about resources to be allocated to the segment and to assess its performance; and

3)	For which the financial information on the financial position, operating results and cash flow of these components is available to the Group.

33.	Operation Method of Hedges

The Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks and fluctuation in interest rate.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract for prospective evaluations on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

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33.	Operation Method of Hedges – continued

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets once the expected transactions occur.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction occurs. In the event that expected transactions will not occur, then, accumulated gain or loss in shareholder’s equity will be transferred to the current profit and loss.

34.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Group confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

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34.	Significant accounting policies and accounting estimates – continued

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Group needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in Note 4 (18), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

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34.	Significant accounting policies and accounting estimates – continued

(5)	Taxes

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities. If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded then the differences will impact the tax balance in the period that the above ultimate assertion being made.

Deferred tax assets shall be recognized on deductible temporary differences or tax losses when the management expects a probable future taxable profit to offset deductable temporary differences or tax losses. When the expected amount is different from the original estimation, the difference shall affect the recognition of deferred tax assets in the period in which the estimation changes. Deferred tax assets shall not be recognized on temporary differences and tax losses when the management expects no future taxable income to be offset.

35.	Significant changes of accounting policies and accounting estimates

(1)	Significant changes of accounting policies

During the reporting period, there are no significant changes in accounting policies.

(2)	Significant changes of accounting estimates

During the reporting period, the Company made no changes in accounting estimates.

V.	TAXES

i.	The major tax categories and tax rate applicable to the Company and domestic subsidiaries are as follows:

1.	Income tax

Except Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd, income tax is calculated at 25% of the total assessable income of the subsidiaries of the Company that registered in PRC.

According to Notice of approval to preferential taxation for western development issued by Ejin Horo local tax bureau dated April 16, 2013, Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd meet the requirements of western development preferential policies, of which income tax is calculated at 15%.

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2.	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 6% and 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 PRC Value Added Tax Temporary Statute (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

According to the approval of Jining City National Tax Bureau Jiguoshuiliupizi (2012) Document No.1, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

3.	Business tax

Business tax is applicable to the interest income of loan provided by the Company to subsidiaries and the business tax is paid at the 5%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

5.	Resource tax

(1)	Resource tax in Shandong area

According to Notice for Adjustment on Coal Resources Tax in Shandong Province by the Minister of Finance, the State Administration of Taxation (caishui [2005]86), the applicable coal resource tax in Shandong Province is RMB3.6 per ton.

Pursuant to the Notice of Adjustment of Resource Tax in Shandong Province (Lucaishui [2014] No.43), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, since 1 December 2014, the collection basis of resource tax in Shandong province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.60 per tonne into 4%.

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5.	Resource tax – continued

(2)	Resource tax in Shanxi area

According to Notice for Adjustment on Coal Resources Tax in Shanxi Province by the Minister of Finance, the State Administration of Taxation (caishui [2004]187), the applicable coal resource tax in Shanxi Province is RMB3.2 per ton.

Pursuant to the Notice of the Reformation Implementation of Coal Resource Tax in Shanxi Province (Jincaishui [2014] No.37), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, since 1 December 2014, the collection basis of resource tax in Shanxi province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.20 per tonne into 8%.

(3)	Resource tax in Inner Mongolian area

According to Notice for Adjustment on Coal Resources Tax in Inner Mongolia by the Minister of Finance, the State Administration of Taxation (caishui [2005]172), the applicable coal resource tax in Inner Mongolia is RMB3.2 per ton.

Pursuant to the document of local government of Inner Mongolia the Announcement of Applicable Coal Resource Tax Rate in whole area (Neizhengfa [2014]135), since 1 December 2014, the collection basis of resource tax in Inner Mongolia has been changed from volumes into prices and the amount of business tax has been changed from RMB3.20 per tonne into 9%.

With resource tax paid on price, the Company and its domestic subsidiaries pay resource tax on the amount of actual sales on the sum of raw coal and washed coal products times applicable tax rate.

With resource tax paid on volume, the Company and its domestic subsidiaries thereof pay resource tax on the total taxable sales times applicable tax rate.

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6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Company and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

ii.	Main taxes and rates applicable to Australia subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%

Note 1:	Income tax for Australian subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to “Yancoal Australia) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

iii.	Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Taxation basis	Rate

Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

Information of financial statements disclosed as the following, except for otherwise indicated, “Beginning balance” refers to 1 January 2015, “Ending balance” refers to 30 June 2015, “Current year” refers to the year from 1 January 2015 to 30 June 2015, “Last year” refers to the year from 1 January 2014 to 30 June 2014, and the presenting currency unit is thousand RMB Yuan.

1.	Cash and cash equivalents

	At June 30, 2015			At January 1, 2015
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	509	1.0000	509	737	1.0000	737
USD	27	6.1136	165	27	6.1190	165
AUD	6	4.6993	28	8	5.0174	40

Subtotal			702			942

Cash in bank
Including: RMB	17,527,634	1.0000	17,527,634	16,568,184	1.0000	16,568,184
USD	375,520	6.1136	2,295,779	457,040	6.1190	2,796,628
AUD	84,049	4.6993	394,971	55,603	5.0174	278,982
CAD	3,029	4.9232	14,912	1,716	5.2755	9,053
HKD	24	0.7886	19	31	0.7889	24
EUR	1,992	6.8699	13,685	1,992	7.4556	14,852
GBP	1	9.6422	10	—	9.5437	—

Subtotal			20,247,010			19,667,723

Cash equivalents
Including: RMB	579,398	1.0000	579,398	802,191	1.0000	802,191
USD	—	6.1136	—	4,598	6.1190	28,135
AUD	3,620	4.6993	17,011	5,396	5.0174	27,074
GBP	—	9.6422	—	1	9.5437	10

Subtotal			596,409			857,410

Total			20,844,121			20,526,075

At the end of the reporting period, the Company held RMB110.03 million as environmental guarantee deposits and RMB132.93 million as other guarantee deposits with the total amount of RMB242.96 million.

At the end of the reporting period, the cash of the Company deposited overseas is RMB1.27535 billion, which is owned by the overseas subsidiaries of the Company.

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2.	Financial assets at fair value through profit or loss

(1)	Types of financial assets held for trading

Item	At June 30, 2015	At January 1, 2015

Financial assets designated at fair value through profit or loss	1,029,158	—
Including: Investment on equity instrument	1,029,158	—

Total	1,029,158	—

Note:	The financial assets designated at fair value through profit or loss by the Company during the current year is the Company’s acquisition on the stock of targeted issuance by Qilu Bank Co., Ltd. (targeted stock issuance).

3.	Notes receivable

(1)	Classification of notes receivable

Category	At June 30, 2015	At January 1, 2015

Bank acceptance	3,795,813	5,022,043
Commercial acceptance	3,505	46,310
Letter of credit	355,211	—

Total	4,154,529	5,068,353

(2)	Ending balance of notes receivable pledged

Items	Ending balance of notes receivable pledged
Bank acceptance	649,991

Total	649,991

(3)	Notes receivable endorsed or discounted at the end of the year and is not yet due as at balance sheet date

Items	Ending balance of derecognition	Ending balance without derecognition

Bank acceptance	2,154,408	—

Total	2,154,408	—

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3.	Notes receivable – continued

(4)	Overdue notes receivable at the end of the year

Items	Ending balance for overdue notes receivable

Bank acceptance	439,245

Total	439,245

Note:	the Company entrusts the banks to deposit the notes through the note depository agreement signed between the Company and banks, and the overdue notes receivable with the amount of RMB418 million is deposited in China Construction Bank (Zoucheng Branch).

4.	Accounts receivable

(1)	Classification of accounts receivable

	At June 30, 2015					At January 1, 2015
	Carrying amount		Bad debt Provision		Carrying	Carrying amount		Bad debt Provision		Carrying
Items	Amount	%	Amount	%	Amount	Amount	%	Amount	%	Amount

Provided for bad debts on portfolio basis	—	—	—	—		—	—	—	—

Aging portfolio	1,084,960	44	44,863	4	1,040,097	305,216	15	13,699	4	291,517

Risk-free portfolio	1,364,352	56	—	—	1,364,352	1,724,235	85	—	—	1,724,235

Subtotal	2,449,312	100	44,863	2	2,404,449	2,029,451	100	13,699	1	2,015,752

Total	2,449,312	—	44,863	—	2,404,449	2,029,451	—	13,699	—	2,015,752

1)	Accounts receivable that are accrued for bad debts under aging analysis

Items	Accounts receivable	At June 30, 2015 Provision for bad debt	Percentage of accrual (%)
Within 1 year	1,083,434	43,337	4
1 to 2 years	—	—	30
2 to 3 years	—	—	50
Over 3 years	1,526	1,526	100

Total	1,084,960	44,863	—

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4.	Accounts receivable – continued

(1)	Classification of accounts receivable – continued

2)	Provision for bad debt accrued under other method

Items	Accounts receivable	At June 30, 2015 Provision for bad debt	Percentage of accrual (%)
Risk-free portfolio	1,364,352	—	—

Total	1,364,352	—	—

Note:	Ending accounts receivable under risk-free portfolio includes the amount of RMB998.34 million which due from Australian subsidiaries of the Company and was not accrued for bad debt since it is still under the normal term of credit.

(2)	There is no accounts receivable that is written off during the current year.

(3)	Ending accounts receivable due from the Company’s shareholders holding more than 5% (including 5%) voting power are excluded. Total amounts due from related parties is RMB280.65 million, refer to Note XI, iii, 1 for details.

(4)	The top-five accounts receivables

Company name	Ending balance	Aging	Proportion to total accounts receivable (%)	Ending balance or bad debt fprovision
Huadian Power (Beijing) Trade Co., Ltd-Shandong Branch	280,983	Within 1 year	11	11,239
Dongguan Huihuang Energy Co., Ltd.	254,347	Within 1 year	10	10,174
Middlemount Joint Venture	195,668	Within 1 year	8	—
Wuxi Zhongmai Trade Co., Ltd.	136,893	Within 1 year	6	5,476
State Grid Shandong Electric Power Company Heze Power Supply Co.	59,907	Within 1 year	2	—

Total	927,798		37	26,889

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5.	Advances to suppliers

(1)	Aging analysis

	At June 30, 2015		At January 1, 2015
Items	Amount	%	Amount	%

Within 1 year	2,848,766	91	1,864,710	95
1 to 2 years	279,976	9	93,120	5
2 to 3 years	276	—	13,734	—
Over 3 years	790	—	—	—

Total	3,129,808	100	1,971,564	100

Note:	Advances to suppliers aged over one year are advanced payment for equipment purchase, which is resulted from the circumstance that the equipment is under execution and not yet arrived therefore the Company has not yet made the settlement.

(2)	The top-five advances to suppliers

Company Name	Amounts	Aging	Proportion to ending balance of advances to suppliers (%)

Inner Mongolia China Coal Import and Export Trade Co., Ltd.	174,602	Within 1 year and 1-2 years	6
Poly Xiexin Electric Power Fuel Co., Ltd	171,313	Within 1 year	5
Jining Gaoxin Construction Investment Co., Ltd.	160,290	Within 1 year and 1-2 years	5
Tianyuan High-Tech Development Co., Ltd.	160,000	Within 1 year	5
Jiangsu Tianyu Energy Co., Ltd.	156,778	Within 1 year	5

Total	822,983		26

(3)	Ending balance of advances to suppliers due from the Company’s shareholders holding more than 5% (including 5%) of voting power is RMB2.3 million; the total of advances to suppliers due from related parties is RMB11.57 million, equalling 0.37% of the total balance. See Note XI, iii, 1 for details.

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6.	Other receivables

(1)	Classification of other receivables

	At June 30, 2015					At January 1, 2015
	Carrying amount		Bad debt Provision		Book	Carrying amount		Bad debt Provision		Book
Items	Amount	%	Amount	%	value	Amount	%	Amount	%	value

Accrued for bad debts under portfolio basis	—	—	—	—		—	—	—	—
Aging portfolio	37,626	5	16,664	44	20,962	26,061	4	16,001	61	10,966
Risk-free portfolio	675,624	95	—	675,624	638,787	96	—	—	638,878

Subtotal	713,250	100	16,664	2	696,586	664,848	100	16,001	2	648,847

Individually insignificant but accrued for bad debts under individual basis	3,163		3,163	100	—	3,163	—	3,163	100

Total	716,413	—	19,827	—	696,586	668,011	—	19,164	—	648,847

1)	Provision for bad debt under aging analysis

	At June 30, 2015
Aging	Other receivables	Bad debt provision	%

Within 1 year	21,315	853	4
1 to 2 year	—	—	30
2 to 3 years	1,000	500	50
Over 3 years	15,311	15,311	100

Total	37,626	16,664	—

2)	Provision for bad debt under other method

	At June 30, 2015
Items	Carrying amount	Provision for bad debt	%

Risk-free portfolio	675,624	—	—

Total	675,624	—	—

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6.	Other receivables – continued

(1)	Classification of other receivables – continued

3)	Individually insignificant but accrued for bad debts under individual basis

Name	Carrying amount	Provision for bad debt	%	Reason

National Energy	3,163	3,163	100	uncollectable

Total	3,163	3,163	—	—

(2)	There is no other receivable that is written off during the reporting period.

(3)	Classified by nature

Nature of receivables	At June 30, 2015	At January 1, 2015

Security deposit	175,510	329,246
Current account	343,274	231,504
Receivable for materials	142,943	65,009
Petty cash	54,593	17,819
Amount paid on others behalf	93	471
Deductible tax	—	23,478
Receivable from investment	—	484

Total	716,413	668,011

(4)	At the end of the reporting period, amounts due from controlling shareholders of the Company is RMB11 million (last year: RMB16.99 million); total amounts due from related parties is RMB243.16 million, equalling 33.94% of the total ending balance. Refer to Note XI, iii, 1 for details.

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6.	Other receivables – continued

(5)	The top-five other receivables

Company name	Nature	Ending balance	Aging	Proportion to other receivables (%)	Ending balance for Bad debt provision

Office of State Revenue-New South Wales	Tax refund	46,073	Within 1 year	6	—
Yankuang Xinjiang Mining Co., Ltd.
Liuhuanggou Coal Mine	Current account	52,601	1 to 2 years	7	—
Yankuang Donghua Heavy Industry Co., Ltd.	Current account	28,979	Within 1 year	4	—
Shaanxi Future Energy and Chemical Co., Ltd.	Current account	20,816	Within 1 year	3	—
Inner Mongolia Dalate Economic
Development Zone Management Committee	Deposit	20,000	Within 1 year	3	—

Total		168,469		23	—
					—

7.	Inventories

(1)	Classification of inventories

	At June 30, 2015			At January 1, 2015
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value

Raw materials	177,667	—	177,667	167,173	—	167,173
Coal stock	1,532,861	182,156	1,350,705	1,111,773	52,942	1,058,831
Methanol stock	23,991	—	23,991	17,966	—	17,966
Low value consumables	242,728	—	242,728	226,510	—	226,510
Cost of real estate development	125,904	—	125,904	99,433	—	99,433

Total	2,103,151	182,156	1,920,995	1,622,855	52,942	1,569,913

(2)	Provision for impairment

		Increase		Decrease
Items	At January 1, 2015	Accrual	Others	Reversal	Others	Foreign translation difference	At June 30, 2015

Coal stock	52,942	181,864	—	44,804	—	-7,846	182,156

Total	52,942	181,864	—	44,804	—	-7,846	182,156

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8.	Non-current assets due within one year

Items	At June 30, 2015	At January 1, 2015	Nature
Long-term receivables due within one year	1,644,157	1,705,757	Loan to Middlemount (Note 1)
Long-term prepayments due within one year	8	37,497	Deferred expense
Held-to-maturity investments due within one year	1,250,000	—	Entrusted loan (Note 2)

Total	2,894,165	1,743,254

Note 1:	Loan to Middlemount is to Middlemount Joint Venture’s long-term loan due to Gloucester Coal Ltd, the subsidiary of Yancoal Australia. It is due at 24 December 2015 with interest rate equals to commercial loans in the same period.
Note 2:	Approved on 1st meeting of the sixth session of the Board, the Company provided entrusted loans, to Shaanxi Future Energy Co., Ltd with the amount of RMB1.25 billion, of which the term is from August 2014 to August 2015 and the annual rate is 8%. Meanwhile the Company accepted the 30% share in Shaanxi Future Energy Co., Ltd. Held by Yankuang Group Co., Ltd. as a pledge guarantee.

9.	Other current assets and other current liabilities

(1)	Other current assets

Items	At June 30, 2015	At January 1, 2015	Nature
Land subsidence, restoration, rehabilitation and environmental costs	2,102,118	2,102,118	Note IV.24
Environment management guarantee deposit	1,095,493	1,095,493	Note XV.2
Special royalty receivable	84,786	89,137	Note 1
Hedging-forward foreign exchange contract	1,175	359
Input VAT sit for certification	221,379	—

Total	3,504,951	3,287,107

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9.	Other current assets and other current liabilities – continued

(2)	Other current liabilities

Items	At December 31, 2014	At January 1, 2014	Nature

Land subsidence, restoration, rehabilitation and environmental costs	2,998,038	3,320,888	Note IV.24
Short-term financing bonds	9,986,667	4,999,583	Note 2
Deferred income	3,408	3,642	Note 3
Advances for management fee	2,240
Hedging-forward foreign exchange contract	—	2,621
Hedging-Collar option	—	78,317

Total	12,990,353	8,405,051

Note 1:	It is the right owned by Gloucester, a subsidiary of the Company, to collect the mining royalties (i.e., 4% of its FOB selling price) from Middlemount project. On each reporting date, management calculated the value of the right through its present value of the discounted cash flow, and the change of the value is recorded as current profit or loss. As at 30 June 2015, mining royalty receivable of AUD18.04 million due within one year is recognized as other current assets and the one of AUD185.18 million due over one year is recognized as other non-current asset.
Note 2:	In accordance with the Notice of Acceptance of Registration coded [Zhongshixiezhu [2013] PPN No.306] and the one coded [Zhongshixiezhu [2013] CP No.418] issued by China’s National Association of Financial Market Intuitional Investors, the Company was approved to register short-term financing bonds with aggregate amount of RMB15 billion. The Company received RMB5 billion through the issuance of the 2014-first-tranche-short-term financing of which the term is one year and interest rate is 5.19%. Actual receipt after issuing cost is RMB4.9975 billion with the redemption incurred during the current year. On 18 March 2015, the Company received RMB5 billion through the issuance of the 2015-first-tranche-short-term financing of which the term is one year and interest rate is 5.19%. Actual receipt after issuing cost is RMB4.99 billion.

In accordance with the Notice of Acceptance of Registration coded [Zhongshixiezhu [2015] SCP No.114] issued by China’s National Association of Financial Market Intuitional Investors, the Company was approved to register ultra short financing bonds with aggregate amount of RMB20 billion. On 11 June 2015, the Company received RMB2.5 billion through the issuance of the 2015-first-tranche-ultra-short financing of which the term is 270 days and interest rate is 4.2%. Actual receipt after issuing cost is RMB2.49625 billion. From 17 June 2015 to 18 June 2015, the Company received RMB2.5 billion through the issuance of the 2015-second-tranche-ultra-short financing of which the term is 270 days and interest rate is 4.2%. Actual receipt after issuing cost is RMB2.49625 billion.

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9.	Other current assets and other current liabilities – continued

(2)	Other current liabilities – continued

Details of short-term bonds payable is as follows:

Category	Face value	Issued date	Maturity	Issued amount	At January 1, 2015	Issuance during the year	Interest accrual per face value	Amortization on premium or discount	Redemption for current year	At June 30, 2015

Corporate short-term bond	5,000,000	2014-3-14	1year	4,997,500	4,999,583	—	56,194	—	5,000,000	—
Corporate short-term bond	5,000,000	2015-3-20	1year	4,990,000	—	4,990,000	73,525	3,333	—	4,993,333
Corporate ultra-short bond	2,500,000	2015-6-15	270 days	2,496,250	—	2,496,250	4,375	417	—	2,496,667
Corporate ultra-short bond	2,500,000	2015-6-19	270 days	2,496,250	—	2,496,250	3,208	417	—	2,496,667

Total	—	—	—	14,980,000	4,997,583	9,982,500	137,302	4,167	5,000,000	9,986,667

Note	3: The Company has reclassified the government grants of RMB3.408 million, which will be recognized in profit/ loss within one year, into the other current liabilities. Details are as the followings:

Government grant	At January 1, 2015	Addition for current year	Amount recognized as non-operating income for current year	Other movement	Foreign translation difference	At June 30, 2015	Related to assets/ earnings

Infrastructure construction subsidies	3,028	1,262	1,262	—	—	3,028	Related to assets
Mining emergency rescue equipment subsidies	614	131	365	—	—	380	Related to assets

Total	3,642	1,393	1,627	—	—	3,408

10.	Available-for-sale financial assets

(1)	Details

	At June 30, 2015			At January. 1, 2015
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value

AFS debt instruments	—	—	—	—	—	—
AFS equity instruments	521,698	—	521,698	388,763	—	388,763
at fair value	382,350	—	382,350	249,403	—	249,403
at cost	139,348	—	139,348	139,360	—	139,360

Total	521,698	—	521,698	388,763	—	388,763

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10.	Available-for-sale financial assets – continued

(2)	Available-for-sale financial assets measured at fair value

Items	Available-for-sale equity instruments	Total

Cost of equity instruments/amortized cost of debt instruments	79,037	79,037
Fair value	382,350	382,350
Changes in fair value recognized in accumulated other comprehensive income	303,313	303,313
Accrued amount for impairment	—	—

(3)	Available-for-sale financial assets measured at cost

		Carrying amount
Investees	At 1 January 2015	Addition	Reversals	Foreign translation difference	At 30 June 2015	Proportion to share in investees (%)	Cash dividends
Ordos South Railway Co., Ltd.	100,670	—	—	—	100,670	5	—
Yankuang Group Guohong Chemical Co., Ltd.	29,403	—	—	—	29,403	5	—
Jianxin Zoucheng Rural Bank Co., Ltd.	9,000	—	—	—	9,000	9	—
Shenzhen Weiersen Floriculture Co., Ltd.	100	—	—	—	100	1.25	—
Investment on Wiggins Island Coal Export Terminal	—	—	—	—	—	5.6	—
Investment on Waratah port	187	—	—	-12	175	—	—

Total	139,360	—	—	-12	139,348	—	—

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11.	Held-to-maturity investment

(1)	Details

	At June 30, 2015			At January 1, 2015
Items	Carrying amount	Provision for impairment	Book value	Carrying amount	Provision for impairment	Book value
Entrusted loans to Shannxi Future Energy Chemicals Co., Ltd.	—	—	—	1,250,000	—	1,250,000

Total	—	—	—	1,250,000	—	1,250,000

12.	Long-term receivables

(1)	Long-term receivables

		At June 30, 2015 Provision for impairment		At January 1, 2015
Items	Carrying amount		Book value	Carrying amount	Provision for impairment	Book value
Gladstone long-term securities	148,028	—	148,028	158,048	—	158,048
E class Wiggins Island Preference Securities	71,993	—	71,993	76,866	—	76,866
Ashton long-term receivables	16,440	—	16,440	—	—	—

Total	236,461	—	236,461	234,914	—	234,914

Note:	Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd in 2011.

1)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

2)	The purchasing price and par value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million respectively.

3)	As WIPS and GiLTS have no active market and cannot be traded.

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13.	Long-term equity investments

	Increase/Decrease
Name of investees	At 1 January 2015	Increase	Decrease	Investment profits and losses under equity method	Adjustments of other compre hensive income	Other equity changes	Declare of cash dividends or profits	Accruals of provision for impairment	Other decrease	Foreign translation difference	At 30 June 2015	Ending balance of provision for impair ment

I. Joint venture
Middlemount Joint Venture	127,516	—	—	-80,763	—	—	—	—	—	-5,440	41,313	—
Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd.	3,351	7,000	—	3,116	—	—	—	—	—	—	13,467	—

II. Associates
China HD Zouxian Co., Ltd.	1,188,757	—	—	168,378	—	—	165,873	—	—	—	1,191,262	—
Yankuang Group Finance Co., Ltd.	310,308	—	—	18,590	—	—	—	—	—	—	328,898	—
Shaanxi Future Energy Chemical Co, Ltd.	1,456,564	—	—	40,661	22,637	—	—	—	—	—	1,519,862	—
Shandong Shengyang Wood Co., Ltd	—	—	—	—	—	—	—	—	—	—	—	—
Jining Jiemei New Wall Material Co., Ltd	—	—	—	—	—	—	—	—	—	—	—	—
Shanghai CIFCO Futures (note)	—	264,560	—	—	—	—	—	—	—	—	264,560	—
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	1	—	—	—	—	—	—	—	—	—	1	—

Total	3,086,497	271,560	—	149,982	22,637	—	165,873	—	—	-5,440	3,359,363	—

Note:	At the seventh meeting of the sixth session of the Board of the Company approved the Proposal regarding the Discussion and Consideration on the Investment from Yanzhou Coal Mining Co., Ltd. to Shanghai CIFCO Futures, and the Company paid RMB265 million on the 33.33% shares of Shanghai CIFCO Futures.

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14.	Fixed assets

(1)	Breakdown of fixed assets

Items	Land	Buildings	Mining structure	Ground structure	Harbour works and craft	Plant, machinery and equipments	Transportation equipment	Others	Total

I. Cost
1. Beginning balance	1,037,609	5,321,202	9,871,726	3,571,188	253,677	28,774,708	541,079	1,699,943	51,071,132
2. Increase	1,865	8,304	420,043	872,439	—	773,747	2,897,250	318	4,973,966
(1) Purchase	—	4,730	166,322	—	—	368,507	—	176	539,735
(2) Transfers in from construction in progress	—	2,537	226,828	—	—	382,655	307	142	612,469
(3) Addition from business combination	1,865	1,037	3,476	—	—	22,585	—	—	28,963
(4) Reclassification	—	—	23,417	872,439	—	—	2,896,943	—	3,792,799
3. Decrease	1,506	770,565	9,903	833	253,677	2,467,864	7,125	321,836	3,833,309
(1) Disposals	1,506	3,837	9,903	833	—	40,683	7,125	527	64,414
(2) Reclassification	—	766,728	—	—	253,677	2,427,181	—	321,309	3,768,895
4. Foreign translation difference	-65,795	-32,860	-237,185	—	—	-615,092	—	—	-950,932
5. Ending balance	972,173	4,526,081	10,044,681	4,442,794	—	26,465,499	3,431,204	1,378,425	51,260,857

II. Accumulated depreciation
1. Beginning balance	—	2,554,013	3,460,247	1,538,296	94,572	12,947,578	439,977	324,358	21,359,041
2. Increase	—	97,006	278,296	1,229,643	—	982,095	1,787,317	758,901	5,133,258
(1) Accrual	—	96,871	277,615	87,092	—	977,424	110,096	46,990	1,596,088
(2) Reclassification	—	—	—	1,142,551	—	—	1,677,221	711,911	3,531,683
(3) Business combination	—	135	681	—	—	4,671	—	—	5,487
3. Decrease	—	1,222,450	61,910	—	94,572	2,201,443	6,448	397	3,587,220
(1) Disposals	—	1,853	9,903	—	—	36,936	6,448	397	55,537
(2) Reclassification	—	1,220,597	52,007	—	94,572	2,164,507	—	—	3,531,683
4. Foreign translation difference	—	-6,976	-53,834	—	—	-200,841	—	—	-261,651
5. Ending balance	—	1,421,593	3,622,799	2,767,939	—	11,527,389	2,220,846	1,082,862	22,643,428

III. Provision for impairment
1. Beginning balance	—	65,182	175,724	24,398	—	289,674	215	84	555,277
2. Increase	—	—	—	—	—	—	—	—	—
3. Decrease	—	—	695	—	—	—	—	—	695
4. Foreign translation difference	—	—	-11,117	—	—	—	—	—	-11,117
5. Ending balance	—	65,182	163,912	24,398	—	289,674	215	84	543,465

IV. Carrying amount
1. At 30 June 2015	972,173	3,039,306	6,257,970	1,650,457	—	14,648,436	1,210,143	295,479	28,073,964
2. At 1 January 2015	1,037,609	2,702,007	6,235,755	2,008,494	159,105	15,537,456	100,887	1,375,501	29,156,814

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14. Fixed assets – continued

(2)	Fixed assets acquired through finance lease

Items	Cost	Accumulated depreciation	Provision for impairment	Carrying amount
Plant, machinery and equipments	2,065,651	387,962	—	1,677,689

Total	2,065,651	387,962	—	1,677,689

(3)	Fixed assets with no certificate of title

Items	Carrying amount	Reason
Buildings	499,586	Self-constructed buildings,
		certificate of property rights are in progress

Total	499,586

(4)	There depreciation of lands should be accrued as overseas subsidiaries hold permanent ownership.

(5)	At the end of the reporting period, the amount of the Company’s fixed assets that are fully depreciated but still in use is RMB706.87 million.

15.	Construction in progress

(1)	Breakdown of construction in progress

Items	Carrying amount	At 30 June 2015 Provision for impairment	Book value	Carrying amount	At 1 January 2015 Provision for impairment	Book value
I. Maintenance construction	1,176,063	—	1,176,063	426,178	—	426,178
II. Technical revamping	664,295	—	664,295	156,791	—	156,791
III. Infrastructure construction	27,482,833	119,520	27,363,313	27,143,962	127,472	27,016,490
IV. Safety construction	238,469	—	238,469	564,914	—	564,914
V. Exploration construction	181,780	—	181,780	545,676	—	545,676
VI. Repairing construction	1,229	—	1,229	—	—	—

Total	29,744,669	119,520	29,625,149	28,837,521	127,472	28,710,049

Note:	As at the end of the reporting period, the amount for construction in progress pledged as collateral is RMB132 million.

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15.	Construction in progress – continued

(2)	Changes of significant construction in progress

			Reduction
Items	At 1 January 2015	Additions	Transferred into fixed assets	Other decrease	Foreign translation difference	At 30 June 2015
Shilawusu coal mine and coal processing project	13,415,329	194,580	—	878	—	13,609,031
Zhuan Longwan coal project	8,798,604	64,045	—	—	—	8,862,649
Ying Panhao coal project	1,738,244	342,385	—	257,644	—	1,822,985
Canada potash project	1,646,191	25,180	—	—	-107,577	1,563,794
Wanfu mine project	482,333	125,377	5,971	—	—	601,739

Total	26,080,701	751,567	5,971	258,522	-107,577	26,460,198

(Continued)

		Accumulated investment to budget ratio		Accumulated amount of capitalized interests	Including: amount of capitalized interests for current year	Rate of capitalized interests for current year (%)	Sources of capital
Items	Budget	(%)	Progress
Shilawusu coal mine and coal processing project	16,724,671	81	81	23,154	12,331	6.15	Borrowings
Zhuan Longwan coal project	10,082,225	88	88	65,564	—	6.4	Borrowings
Ying Panhao coal project	9,645,116	19	19	95,265	9,911	6.4	Borrowings
Canada potash project	N/A	—	—	6,171	3,036	Libor+2.4%	Borrowings
Wanfu mine project	3,449,799	17	17	37,475	11,774	6.4	Borrowings

Total		—	—	227,629	37,052

Note:	Canadian potash project is still at early stage of exploration, no overall budget is currently available.

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16.	Intangible assets

(1)	Details of intangible assets

Items	Mining tenements	Interests in unproved mining	Land use rights	Patents and known-how	Water access rights	Software	Total
I. Cost
1. Beginning balance	25,373,968	2,819,553	1,034,993	226,417	130,584	107,896	29,693,411
2. Increase	140,783	—	124,563	—	—	2,191	267,537
(1) Purchase	140,783	—	—	—	—	2,191	142,974
(2) Business combination	—	—	—	—	—	—	—
(3) Reclassification	—	—	124,563	—	—	—	124,563
3. Decrease	—	—	—	—	124,563	14	124,577
(1) Disposals	—	—	—	—	—	14	14
(2) Reclassification	—	—	—	—	124,563	—	124,563
4. Foreign translation difference	-1,093,761	-178,758	-1,126	-7,953	-382	-7,104	-1,289,084
5. Ending balance	24,420,990	2,640,795	1,158,430	218,464	5,639	102,969	28,547,287

II. Accumulated amortization
1. Beginning balance	4,983,776	—	236,060	—	261	35,879	5,255,976
2. Increase	413,021	—	12,508	2,525	161	7,603	435,818
(1) Accrual	413,021	—	12,508	2,525	161	7,603	435,818
(2) Reclassification	—	—	—	—	—	—	—
3. Decrease	—	—	—	—	—	14	14
(1) Disposals	—	—	—	—	—	14	14
(2) Reclassification	—	—	—	—	—	—	—
4. Foreign translation difference	-137,507	—	-61	—	-43	-3,442	-141,053
5. Ending balance	5,259,290	—	248,507	2,525	379	40,026	5,550,727

III. Provision for impairment
1. Beginning balance	1,918,613	—	—	—	—	—	1,918,613
2. Increase	—	—	—	—	—	—	—
(1) Accrual	—	—	—	—	—	—	—
3. Decrease	—	—	—	—	—	—	—
(1) Disposals	—	—	—	—	—	—	—
4. Foreign translation difference	-121,640	—	—	—	—	—	-121,640
5. Ending balance	1,796,973	—	—	—	—	—	1,796,973

IV. Carrying amount
1. At 30 June 2015	17,364,728	2,640,795	909,923	215,939	5,260	62,943	21,199,587
2. At 1 January 2015	18,471,579	2,819,553	798,933	226,417	130,323	72,017	22,518,822

Note:	As at the end of the reporting period, intangible assets include the mining tenement pledged as collateral with the net value of RMB10.045 billion.

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16.	Intangible assets – continued

(2)	Land use rights with no certificate of title

Items	Carrying amount	Reason for the lack of title
Land use rights	107,098	New purchase, application of title in process
Land use rights	58,142	Service fees related to land are outstanding
Land use rights	56,000	Original land title expired,
		new land title in progress

Total	221,240

17.	Goodwill

	Increase			Decrease
Items	At 1 January 2015	Business combination	Others	Acquisition of subsidiaries	others	Foreign translation difference	At 30 June 2015	Ending balance of provision for impairment
Acquisition of Xintai	653,836	—	—	—	—	—	653,836	—
Acquisition of Yancoal Resources	306,225	—	—	—	—	-19,415	286,810	—
Acquisition of Syntech II	21,947	—	—	—	—	-1,391	20,556	—
Acquisition of Premier	13,648	—	—	—	—	-865	12,783	-12,783
Acquisition of Yanmei Shipping	10,045	—	—	—	—	—	10,045	—

Total	1,005,701	—	—	—	—	-21,671	984,030	-12,783

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18.	Deferred tax assets and deferred tax liabilities

(1)	Deferred tax assets without elimination

	At 30 June 2015		At 1 January 2015
Items	Deductible temporary differences	Deferred tax assets	Deductible temporary differences	Deferred tax assets
Deferred tax assets of the parent company and its domestic subsidiaries
Land subsidence, restoration, rehabilitation and environmental costs	2,468,596	617,149	2,895,311	723,827
Provision for maintenance fees, safety production and development fund	902,524	225,631	1,669,857	395,681
Differences of depreciation on fixed assets	699,244	174,811	763,985	189,732
Accrued but not yet paid salaries and social insurance	445,612	111,403	385,740	96,435
Interest occupied by mining tenements	238,876	59,719	238,875	59,719
Contingent value right (CVR)	—	—	—	—
Hedging instrument liability	—	—	664	166
Provision for impairment on assets	64,916	16,229	33,237	8,272
Deferred income	15,108	3,777	16,733	4,183
Difference of amortization for
Mintangible assets	—	—	111,478	27,869
Undistributed deficit	—	—	407,334	101,833
Others	481,360	120,340	8,913	2,230

Subtotal	5,316,236	1,329,059	6,532,127	1,609,947

Deferred tax assets from Yancoal Australia
Undistributed deficit	10,200,956	3,060,287	9,938,631	2,981,589
Hedging instrument liability	2,961,194	888,358	4,083,464	1,225,039
Rehabilitation costs	686,358	205,907	541,504	162,451
Take or pay liabilities	341,765	102,529	282,251	84,675
Finance lease	177,417	53,225	209,615	62,885
Amortization of assets	587,286	176,186	1,292,930	387,879
Others	902,615	270,785	943,426	283,028
Subtotal	15,857,591	4,757,277	17,291,821	5,187,546

Total deferred tax assets	21,173,827	6,086,336	23,823,948	6,797,493

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18.	Deferred tax assets and deferred tax liabilities – continued

(2)	Deferred tax liabilities without elimination

	At 30 June 2015		At 1 January 2015
Items	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities

Deferred tax liabilities of the Company and its domestic subsidiaries
Fair value of mining tenement	14,230,852	3,557,713	15,800,224	3,579,002
Amortization and recognition of environmental deposits	579,724	144,931	626,423	156,606
Fair value adjustment of available-for-sale financial assets	549,524	137,381	170,366	42,592

Subtotal	15,360,100	3,840,025	16,597,013	3,778,200

Deferred tax liabilities from Yancoal Australia
Amortization and recognition of assets	8,969,654	2,690,896	9,920,534	2,976,160
Unrealized gain or loss on foreign currency exchange	916,879	275,064	3,008,125	902,437
Hedging instrument assets	3,421,368	1,026,410	2,044,850	613,455
Others	314,036	94,211	316,527	94,958

Subtotal	13,621,937	4,086,581	15,290,036	4,587,010

Total deferred tax liabilities	28,982,037	7,926,606	31,887,049	8,365,210

19.	Other non-current assets

Items	At 30 June 2015	At 1 January 2015
Special royalties receivable (VI, 8, Note 1)	870,203	909,927
Prepayment on investment (XII, 1, (1))	117,926	117,926
Customer’s contracts	13,056	23,137
Security deposit of Gloucester	4,708	5,026

Total	1,005,893	1,056,016

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20.	Provision for assets impairment

		Increase			Decrease
Items	At 1 January 2015	Accrual	Other transfer in	Reversal	Other transfer out	Foreign translation difference	At 30 June 2015

Bad debt provision	32,863	31,827	—	—	—	—	64,690
Provision for impairment on inventories	52,942	137,060	—	—	—	-7,846	182,156
Provision for impairment on fixed assets	555,277	—	—	—	695	-11,117	543,465
Provision for impairment on construction in progress	127,472	—	—	—	—	-7,952	119,520
Provision for impairment on intangible assets	1,918,613	—	—	—	—	-121,640	1,796,973
Provision for impairment on goodwill	13,648	—	—	—	—	-865	12,783

Total	2,700,815	168,887	—	—	695	-149,420	2,719,587

21.	Short-term loans

(1)	Classification of short-term loans

Items	At 30 June 2015	At 1 January 2015

Credit loans	1,527,040	2,827,850
Pledge loans	234,965	—

Total	1,762,005	2,827,850

Note:	Interest rate of short-term loans is between 3.08% and 6.24%.

22.	Financial liabilities at fair value through profit or loss

Items	At 30 June 2015	At 1 January 2015

Investment on futures (note)	—	664

Total	—	664

Note:	The Company has purchased thermal coal futures from Shanghai CIFCO Futures since August 2014. At the end of reporting period, these futures have been closed position.

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23.	Notes payable

Items	At 30 June 2015	At 1 January 2015
Bank acceptance	203,308	1,806,399
Commercial acceptance (Note)	414,649	295,959

Total	617,957	2,102,358

Note: All commercial acceptances will be due within 6 months.

24.	Accounts payable

Items	At 30 June 2015	At 1 January 2015

Total	2,507,146	2,125,594

Including: over 1 year	175,479	138,380

(1)	At the end of the reporting period, amount due to controlling shareholder of the Company is RMB4.86 million.

25.	Advances from customers

(1)	Advances from customers

Items	At 30 June 2015	At 1 January 2015

Total	788,434	798,437

Including: over 1 year	90,694	42,026

(2)	At the end of the reporting period, there is no advanced payment due to the Company’s shareholders holding more than 5% (including 5%) voting power.

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26.	Employee benefits payable

(1)	Classification of salaries and wages payable

Items	At 1 January 2015	Increase	Decrease	Foreign translation difference	At 30 June 2015
Short-term salaries and wages	767,009	4,289,770	4,168,363	-28,070	860,346
Post-employment benefits-defined contribution plan	70,401	466,232	446,860		89,773
Termination benefits	—	—	—	—	—
Other benefits due within 1 year	34,669	131,733	162,846	-1,179	2,377

Total	872,079	4,887,735	4,778,069	-29,249	952,496

(2)	Short-term salaries and wages

Items	At 1 January 2015	Increase	Decrease	Foreign translation difference	At 30 June 2015
Salary, bonus, benefits and allowance	317,365	2,956,998	2,946,120	-2,723	325,520
Employees’ benefits	—	96,431	96,460	—	-29
Social insurance	34,018	266,726	242,220	—	58,524
Including:
medical insurance	30,062	207,705	201,109	—	36,658
injury insurance	811	37,854	26,444	—	12,221
maternity insurance	3,145	21,167	14,667	—	9,645
Housing fund	4,406	254,810	251,563	—	7,653
Union fund and training fund	39,202	73,854	44,846	—	68,210
Short-term paid leave	372,018	640,951	587,154	-25,347	400,468

Total	767,009	4,289,770	4,168,363	-28,070	860,346

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26.	Employee benefits payable – continued

(3)	Defined contribution plan

Items	At 1 January 2015	Increase	Decrease	Foreign translation difference	At 30 June 2015

Basic pension insurance	64,149	425,078	416,388	—	72,839
Unemployment insurance	6,252	41,154	30,472	—	16,934

Total	70,401	466,232	446,860	—	89,773

27.	Taxes payable

Items	At 30 June 2015	At 1 January 2015

Value added tax	-54,831	-374,731
Business tax	15,539	18,258
Corporate income tax	-81,280	90,913
Price reconciliation fund	14,837	14,837
Goods and service tax	-46,636	-47,499
Others	68,577	105,070

Total	-83,794	-193,152

28.	Interest payable

(1)	Classification of interest payable

Item	At 30 June 2015	At 1 January 2015

Interest payable on corporate bonds	388,272	417,447
Interest occupied by fund	238,875	238,875
Interest payable on short-term bonds	81,108	241,306
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	49,052	39,844
Interest for long-term account payable	21,045	20,301

Total	778,352	957,773

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29.	Other payable

(1)	Other payable classified by nature

Nature	At 30 June 2015	At 1 January 2015
Investment payable	2,519,313	2,519,313
Project funds	1,204,907	2,150,809
Current accounts	493,315	429,373
Withholding payable	400,091	580,514
Security deposit	62,477	39,891
Freight charges payable	905	1,576

Total	4,681,008	5,721,476

(2)	Significant other payable with aging over 1 year

Company	At 30 June 2015	Reasons for outstanding or not yet transfer

Payable of equity investment for the acquisition on Haosheng Company	2,519,313	Amount for investment on equity share
Yankuang Group Donghua Construction Co., Ltd.	66,597	Project not yet completed
Inner Mongolia Enwei Planning and Design Co., Ltd.	58,785	Settlement date not yet reached
Yankuang Xinlu Construction and Development Co., Ltd.	45,519	Project not yet completed
Shandong ChangJinHao Coal Industry Co., Ltd.	43,000	Settlement date not yet reached

Total	2,733,214

(3)	As at 30 June 2015, amount for other payable due to the controlling shareholder of the Company is RMB336.4 million.

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29.	Other payable – continued

(4)	Other payables with significant amount

Item	Amount	Aging	Nature/Content
Consideration on equity investments due to Haosheng	2,519,313	2 to 3 years	Consideration of equity investment
Yankuang Group Co., Ltd	336,398	Within 1 year; 1 to 2 years	Withholding payable
Yankuang Group Donghua Construction Co., Ltd	99,682	Within 1 year; 1 to 2 years	Project funds
Inner Mongolia Enwei Planning and Design Co., Ltd.;	58,785	Within 1 year 1 to 2 years	Project funds
Yankuang Group Donghua Heavy Industry Co., Ltd.	51,000	Within 1 year; 1 to 2 years	Equipment funds

Total	3,065,178

30.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At 30 June 2015	At 1 January 2015
Long-term borrowing due within one year	4,969,519	3,015,909
Long-term payable due within one year	439,931	439,379
Estimated liabilities due within 1 year (Note 1)	194,172	177,655

Total	5,603,622	3,632,943

(2)	Long-term borrowing due within one year

Loan by category	At 30 June 2015	At 1 January 2015
Guaranteed loan (Note 2)	3,621,410	1,788,294
Debt of honour	1,013,519	993,662
Pledge loan (Note 3)	334,590	233,953

Total	4,969,519	3,015,909

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30.	Non-current liabilities due within one year – continued

(3)	Long-term payable due within one year

Names	At 30 June 2015	At 1 January 2015

Jining Municipal Land and Resources Bureau (Note 4)	396,285	396,285

Freight finance lease	41,296	40,585

Deferred payment for acquisition of Minerval	2,350	2,509

Total	439,931	439,379

Note 1:	The estimated liabilities due within one year mainly composed of AUD17.03 million of take-or-pay liabilities, AUD0.7 million of reclamation, restoration and environment recovery expense accrued for restoring of coal mines, and AUD23 million of tax payable for R&D project of Ashton coal mine. The information related to the take-or-pay liabilities are described in “VI, 35, Note 2”.

Note 2:	In 2011, the Company obtained a loan from Tiexi branch of ICBC with the amount of RMB3.9 billion. The borrowing was guaranteed by the controlling shareholder, Yankuang Group, and would be pledged by the mining tenement of Zhuan Longwan until they are obtained. As at the end of the reporting period, the amount of principal borrowing that is still outstanding is RMB1.29458 billion including the borrowing of RMB839.72 million which is required to be paid back within one year were recognized as other non-current liabilities due within one year and the remaining of RMB454.86 million which will be paid back within the period of over one year were recognized as long-term borrowings.

Yancoal International, the subsidiary of the Company, borrowed USD155 million from the bank syndicate of banks taken the lead by New York Branch of China Merchants Bank (“CMB”), which was guaranteed by Jining and Qingdao Branch of CMB, the entrusted guarantee of the Company. The maturity date is in 2015.

In 2013, Yancoal International, the subsidiary of the Company, obtained a loan of USD300 million from Hong Kong Wing Lung Bank, which was guaranteed by Xiangxi Branch of CMB, the entrusted guarantee of the Company. The loan will be matured in 2016.

Note 3:	ICBC Ruixin Investment Management Co., Ltd established plan on special management of equity investment of Yanzhou Coal to purchase 46.67% shareholdings of the Company’s subsidiary Heze Neng Hua with purchase price of RMB1.4 billion. The Company shall repurchase this plan within five years in installment to obtain the right of disposing equity of Heze Neng Hua and pay fixed income to the holders of the plan. ICBC Ruixin signed Equity Trust Deed with the Company and promised no participation in daily operating activities of Heze Neng Hua, no right of receiving bonus or value added or derived related rights from the underlying equity, no right to vote or to be elected and etc. The Company, therefore, treated this transaction as borrowings from the financial plan agent Industrial and Commercial Bank of China Limited. As at the end of the reporting period, the unpaid principal of the borrowing is RMB1.2 billion, including RMB300 million due within one year recognized as other non-current liability due within one year and RMB900 million over one year recognized as long-term borrowing.

Note 4:	According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights, after assessment and evaluation by remaining reserves, for the original five coal mines.

On 3 August 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines (Jining No.2 coal mine, Nantun coal mine, Dongtan coal mine, Baodian coal mine and Xinglongzhuang coal mine) owned by the Company filed in Department of Land and Resources of Shandong Provincial, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which amounts to RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million should be paid before 30 September 2012, while the rest amount should be paid in five equal installments with capital occupation charges. As at the end of the reporting period, the Company paid RMB1.28792 billion, with RMB1.18886 billion unpaid, including RMB396.28 million due next year and RMB792.58 million due over 1 year.

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31.	Long-term borrowings

(1)	Borrowings by category

Borrowings category	At 30 June 2015	At 1 January 2015
Guaranteed borrowing	22,121,597	24,377,892
Borrowing of honour	5,110,421	6,931,217
Mortgaged borrowing	1,518,799	1,238,393

Total	28,750,817	32,547,502

Note:	Long-term borrowing of RMB carried interest at a range from 5.535%-6.4% per annum, while foreign currency carried interest at LIBOR plus a margin 1.5%-5% per annum.

(2)	Top-five long-term borrowings as at 30 June 2015

					At 30 June 2015		At 1 January 2015
Lender	Beginning date	Expiration date	Currency	Interest rate (%)	USD	RMB	USD	RMB
Sydney branch of BOC (Note 1)	16-12-2009	16-12-2022	USD	Libor+5%	2,540,000	15,528,544	2,400,000	14,685,600
Sydney branch of BOC (Note 2)	29-8-2013	20-10-2016	USD	3M Libor+2.3%	300,000	1,834,080	300,000	1,835,700
Zoucheng branch of BOC (Note 3)	14-1-2013	4-1-2018	USD	Libor+2.4%	296,000	1,809,626	296,000	1,811,224
Paris branch of BOC (Note 4)	9-1-2014	9-1-2017	USD	3M Libor+3%	200,000	1,222,720	200,000	1,223,800
Yanzhou Coal Mining District Branch of CCB (Note 5)	29-11-2013	18-11-2016	USD	3M Libor+2.95%	149,500	913,983	149,600	915,402

Note 1:	Yancoal Australia borrowed USD3.04 billion from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company in 2009, including: USD2.54 billion from Sydney branch of Bank Of China; USD200 million from Hong Kong branch of China Construction Bank; USD300 million from Hong Kong branch of China Development Bank, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. The loan period is from 16 December 2009 to 16 December 2014 and interest should be paid on schedule. That is to say, the principal should be repaid in three installments starting from 16 December 2012. On 17 December 2012, Yancoal Australia entered into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2019; principal repayment starting date is postponed to 16 December 2017. In 2014, Yancoal Australia continued to enter into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2022; principal repayment starting date is postponed to 16 December 2019, while guaranteed by the Company. As at 30 June 2015 Yancoal Australia returned the matured borrowings of USD300 million, with USD274 million unreturned.

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31.	Long-term borrowings – continued

(2)	Top-five long-term borrowings as at 30 June 2015 – continued

Note 2:	In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Sydney Branch of BOC, which was guaranteed by the Company.

Note 3:	In 2013, the Company borrowed USD596 million from Zoucheng branch of BOC for the merger with Gloucester with L/C as the guarantee. On 30 August 2013, the Company prepaid USD300 million.

Note 4:	In 2014, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD200 million from Paris Branch of BOC, which was guaranteed by the Company.

Note 5:	In 2013, the Company borrowed USD150 million from Yanzhou Coal Mining District Branch of CCB. As at the end of the reporting period, the borrowing principal unreturned is USD149.7 million and the borrowing of USD0.2 million due within 1 year were recognized as other non-current liabilities due within 1 year, with the rest part of loans of USD149.5 million over 1 year were recognized as long-term borrowings.

32.	Bonds payable

(1)	Bonds payable by category

Items	At 30 June 2015	At 1 January 2015
Corporate bonds	16,040,966	16,040,608

Total	16,040,966	16,040,608

(2)	Increase or decrease of bonds payable

Items	Total face value	Issuing date	Maturity	Issued amount	At 1 January 2015
Corporate bond (Note 1)	2,846,205	2012-5-16	5 years	2,846,205	2,753,918
Corporate bond (Note 1)	3,478,695	2012-5-16	10 years	3,478,695	3,365,898
Corporate bond (Note 2)	1,000,000	2012-7-23	5 years	990,000	995,200
Corporate bond (Note 2)	4,000,000	2012-7-23	10 years	3,960,000	3,969,800
Corporate bond (Note 2)	1,950,000	2014-3-6	5 years	1,930,500	1,933,750
Corporate bond (Note 2)	3,050,000	2014-3-6	10 years	3,019,500	3,022,042

Total	16,324,900			16,224,900	16,040,608

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32.	Bonds payable – continued

(2)	Increase or decrease of bonds payable – continued

Items	Issued amount for this year	Accrued interest at par	Amortization of premiums or discounts	Interest paid during the period	Foreign Currency Difference	At 30 June 2015

Corporate bond (Note 1)	—	61,720	—	—	-2,753	2,751,165
Corporate bond (Note 1)	—	96,894	—	—	-3,365	3,362,534
Corporate bond (Note 2)	—	21,117	1,000	—	—	996,200
Corporate bond (Note 2)	—	99,550	2,000	—	—	3,971,800
Corporate bond (Note 2)	—	58,041	1,950	—	—	1,935,700
Corporate bond (Note 2)	—	94,309	1,525	—	—	3,023,567

Total	—	431,631	6,475	—	-6,118	16,040,966

Note 1:	As approved by a resolution passed at the second extraordinary general meeting held on 23 April 2012, second-tier wholly-owned subsidiaries of the Company were approved to make an overseas issuance of US dollar-dominated bonds with an aggregate principal amount not exceeding USD1.0 billion (including USD1.0 billion). Yancoal International Resource Development, a second-tier wholly-owned subsidiary of the Company, issued corporate bonds amounted to USD1.0 billion in Hong Kong in May 2012, of which, the annual interest rates for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.
Note 2:	As approved by a resolution passed at 2012 first extraordinary general meeting held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time. After that, the Company received the Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Mining Company Limited of CSRS (the Zhengjian Xuke[2012] No. 592) and was approved to make an public issuance of corporate bonds with face value not exceeding RMB10 billion. On 25 July 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively. On 6 March 2014, the Company issued the second tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1.95 billion and ten-year corporate bonds of RMB3.05 billion are 5.92% and 6.15%, respectively.

33.	Long-term payable

(1)	Long-term payable classified by nature

Nature	At 30 June 2015	At 1 January 2015

Finance lease	1,643,409	1,634,854
Acquisition of mining rights	793,581	794,735
Market service fees	17,796	30,683

Total	2,454,786	2,460,272

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33.	Long-term payable – continued

(2)	Long-term payables classified by lender

Lender	Expiration	At 1 January 2015	Interest rate (%)	Accrued interest	At 30 June 2015	Loan condition

Total	—	2,460,272	—	60,091	2,454,786	—
Including:
Jianxin Finance Lease Co., Ltd.	61 months	1,468,803	4% above interest rate of the corresponding period	60,091	1,510,079	unsecured
Jining Municipal Land and Resources Bureau (VI, 29, Note 4)	2-5 years	792,570	6.15	—	792,570	unsecured
Freight finance lease	5-8 years	166,051	5.43	—	133,330	unsecured
			-12.24
Market service fees to Noble Group	—	30,683	—	—	17,796	unsecured and interest-free

Deferred payment for acquisition of Minerval	2-4 years	2,165	—	—	1,011	unsecured and interest-free

(3)	The breakdown of finance lease payable included in long-term payables

	At 30 June 2015		At 1 January 2015
Items	Foreign currency	RMB	Foreign currency	RMB

Jianxin Finance Lease Co., Ltd.	—	1,510,079	—	1,468,803
Komatsu Australian Finance Company	23,550	110,669	27,862	139,795
Bradken Finance Lease	4,822	22,661	5,233	26,256

Total	28,372	1,643,409	33,095	1,634,854

Note:	The financial lease activities of the Company were not guaranteed by an independent third party.

34.	Long-term employee benefit payable

Items	At 30 June 2015	At 1 January 2015

Other long-term benefits (Note)	8,812	7,563

Total	8,812	7,563

Note:	Other long-term benefit is calculated on the basis of Australia relevant laws and regulations and duration of services employees provided, and is the amount of future benefit that employees have earned in return for their service to the reporting date.

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35.	Contingent liabilities

Items	At 30 June 2015	At 1 January 2015	Reasons

Reclamation, restoration and environment recovery expense (Note 1)	485,159	529,953	Note 1
Take-or-pay liability (Note 2)	261,738	231,546	Note 2
Maintenance expense of leased machinery (Note 3)	113,622	4,511	Note 3

Total	860,519	766,010

Note 1:	Reclamation, restoration and environment recovery expense accrued for restoring of coal mines are based on the accounting policy as stated in Note “IV, 24”. The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.
Note 2:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.
Note 3:	Provision for maintenance expense of leased machinery includes the overhaul expense at the end of the lease. Where a machine is bought at the end of the lease, the balance of such provision will be eliminated by the purchasing cost.

36.	Deferred revenue

(1)	Deferred revenue by category

Items	At 1 January 2015	Increase	Decrease	Foreign translation difference	At 30 June 2015	Reasons

Government grant	21,441	910	1,393	—	20,958	Government grant
Deferred income from Carbon emission	36,068	—	1,410	-2,240	32,418	Transitional subsidies prior to the implementation of marketization of “carbon emission price”

Total	57,509	910	2,803	-2,240	53,376	—

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36.	Deferred revenue – continued

(2)	Government grants

Items	At 1 January 2015	Increase	Recognized in non-operating income	Other change	Foreign translation difference	At 30 June 2015	Related to assets/ related to earnings

Infrastructure construction subsidies	21,244	910		1,262	—	20,892	Related to assets
Mining emergency rescue equipment subsidies	197	—		131	—	66	Related to assets

Total	21,441	910		1,393	—	20,958

Note:	Other change mainly refers to that the government grant which is estimated to be transferred into income statement within 1 year was recognized as other current liabilities.

37.	Other non-current liabilities

Item	At 30 June 2015	At 1 January 2015

Prepayment for purchasing the exploration licence of Nissa	13,461	—

Total	13,461	—

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38.	Share capital

	At 1 January 2015		Increase/reversal during the reporting period					At 30 June 2015
Shareholders names/category	Amount	Proportion (%)	New shares Issue	Shares dividend distribution	Reserve transferred to share capital	Others	Subtotal	Amount	Proportion (%)

Listed shares with restricted trading conditions
Held by state-owned legal person	—	—	—	—	—	—	—	—	—
Held by executives	20	—	—	—	—	—	—	20	—

Subtotal	20	—	—	—	—	—	—	20	—

Shares without trading conditions
Ordinary shares in RMB	2,959,980	60	—	—	—	—	—	2,959,980	60
Foreign shares listed overseas	1,958,400	40	—	—	—	—	—	1,958,400	40

Subtotal	4,918,380	100	—	—	—	—	—	4,918,380	100

Total	4,918,400	100	—	—	—	—	—	4,918,400	100

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39.	Other equity instrument

	At 1 January 2015		Increase		Decrease		At 30 June 2015
Financial instruments issued	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount

First issuance of perpetual bond (Note 1)	14,865	1,486,500					14,865	1,486,500
Second issuance of perpetual bond (Note 2)	9,985	998,500					9,985	998,500
Third issuance of perpetual bond (Note 1)	—	—	19,820	1,982,000			19,820	1,982,000
Fourth issue of perpetual bond (Note 3)	—	—	19,820	1,982,000			19,820	1,982,000

Total	24,850	2,485,000	39,640	3,964,000	—	—	64,490	6,449,000

Note 1:	The Company issued first tranche of private directional debt financing instrument amounting to RMB1.5 billion to 4 entities including Agricultural Bank of China Limited and etc. in September 2014. The Company raised fund of RMB1.487 billion excluding the cost of issue through this instrument with no fixed term of repayment and face value of 100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.8% which will be reset once every three years. The Company issued 2015 first tranche of private directional debt financing instrument amounting to RMB2 billion to 6 entities including Agricultural Bank of China Limited and etc. in April 2015. The Company raised fund of RMB1.982 billion excluding the cost of issue through this instrument with no fixed repayment period and face value of 100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.5% which will be reset once every three years.
Note 2:	The Company issued second tranche of private directional debt financing instrument amounting to RMB1 billion to 4 entities including Bank of China Limited and etc. in November 2014. The Company raised fund of RMB999 million excluding the cost of issue through this instrument with no fixed repayment period and face value of 100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.8% which will be reset once every three years.
Note 3:	The Company issued first tranche of medium-term notes amounting to RMB2 billion in April 2015. The Company raised fund of RMB1.982 billion excluding the cost of issue through this instrument with no fixed repayment period and face value of 100. Unless there is deferred interest payment, the Company shall annually pay bond purchaser interest based on fixed interest rate of 6.19% which will be reset once every three years.

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40.	Capital reserves

Items	At 1 January 2015	Addition	Reversals	At 30 June 2015

Share premium	1,270,513			1,270,513
Other capital reserves	15,478			15,478

Total	1,285,991			1,285,991

41.	Other comprehensive income

	Increase/decrease of current year
Items	At 1 January 2015	Increase/ decrease	Including: amount recognised in other comprehensive income in prior periods and transferred to profits and losses at current period	Income tax expense	Attributable to the parent company after tax	Attributable to minority shareholders after tax	At 30 June 2015

Other comprehensive income that will be reclassified to profits and losses in the future
Including:
Earnings from other comprehensive income that will be reclassified to profits and losses in invested companies under equity method	12,410	22,637	—	—	22,637	—	35,047
Profits or losses from changes in fair value of AFS financial assets	127,775	132,947	—	33,237	99,710	—	227,485
Effective hedging profits or losses of cash flow	-1,456,342	165,780	63,432	-133,819	185,053	51,114	-1,271,289
Foreign translation difference	-4,637,920	-2,492,693	—	—	-2,062,787	-429,906	-6,700,707

Total	-5,954,077	-2,171,329	63,432	-100,582	-1,755,387	-378,792	-7,709,464

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42.	Special reserves

Items	At 1 January 2015	Increase	Decrease	At 30 June 2015

Maintenance fees	833,447	147,516	851,399	129,564
Production safety expenses	264,217	337,407	293,660	307,964
Specific fund for reform and development	611,513	—	—	611,513
Environmental guarantee deposit	48,960	—	—	48,960
Production transforming fund	26,875	—	—	26,875

Total	1,785,012	484,923	1,145,059	1,124,876

43.	Surplus reserves

Items	At 1 January 2015	Increase	Decrease	At 30 June 2015

Statutory surplus reserve	5,900,135	75,959	—	5,976,094

Total	5,900,135	75,959	—	5,976,094

44.	Retained earnings

Items	2015

Closing balance of last period	28,778,217
Add: adjustment from opening balance of retained earnings	—
Including: changes in accounting policies	—
Opening balance of the reporting period	28,778,217
Add: net profit attributable to shareholders of parent company	629,213
Including: net profit attribute to other equity instrument holders of parent company	132,897
Less: Appropriations to statutory surplus reserve	75,959
Distribution of dividend of ordinary shares	98,368
Others	—

Closing balance of the reporting period	29,233,103

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45.	Minority interest

Items	At 30 June 2015	At 1 January 2015

Minority interest attribute to ordinary share holders	2,059,539	2,585,768
Minority interest attribute to other equity instrument holders	1,855,392	1,855,005

Total	3,914,931	4,440,773

(1)	Minority interest attribute to ordinary share holders

Subsidiary	Proportion of minority interest (%)	At 30 June 2015	At 1 January 2015

Coal Trading Centre	49	43,126	44,194
Coal Storage and Blending Company	49	167,625	162,714
Zhongyan Company	47.62	3,578	3,538
Haosheng Company	25.18	2,465,483	2,467,988
Yancoal Australia	22	-760,147	-224,560
Shanxi Tianchi	18.69	17,450	14,989
Yanmei Shipping	8	2,325	1,599
Hua Ju Energy	4.86	59,471	56,437
Heze Neng Hua	1.67	60,628	58,869
Shanxi Tianhao	0.11	—	—

Total		2,059,539	2,585,768

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45.	Minority interest – continued

(2)	Minority interest attribute to other equity instrument holders

1)	Details of minority interest attribute to other equity instrument holders at 30 June 2015

Financial instrument issued	Issue date	Classification	Interest rate	At 30 June 2015

Senior secured perpetual capital bond (Note 1)	15 May 2014	Equity instrument	7.20%	1,852,290
Subordinated capital note (Note 2)	31 December 2014	Equity instrument	7%	3,102

Total				1,855,392

Note 1:	With the approval of Hong Kong Exchanges and Clearing Limited, Yancoal International Trading Co., Ltd., a subsidiary of the Company, issued USD300 million (RMB1.836 billion) of senior secured perpetual capital bond secured by the Company on 15 May 2014. The annual interest of the senior secured perpetual capital bond is 7.2% paid every half year since the issue date (including the issue date) until 22 May 2016 which is the first reset date (excluding this date). Yancoal International Trading Co., Ltd. can decide by itself whether defer interest payment or not. The perpetual capital bond has no fixed expiring date and will be redeemed on 22 May 2016 or later decided by Yancoal International Trading Co., Ltd. based on principal and any unpaid deferred interest. As at the end of the reporting period, undistributed interest is RMB 16.507 million.
Note 2:	Yancoal Australia, a subsidiary of the Company, issued 18,005,102 of subordinated capital notes with par value of USD100 per note through its wholly-owned subsidiary SCN Company on 31 December 2014. Each note can be converted to 1,000 of ordinary shares of Yancoal Australia. The subordinated capital notes have been traded in ASX with code “YCNPA” in deferred settlement since 2 January 2015. They have also been traded in normal settlement since 8 January 2015. The Company has purchased all the notes except those issued to third parties amounting to RMB 3,102,000. The original annual distributed rate is 7% with payment every half year. These bonds are unsecured convertible equity bonds which bond holders have the right to redeem. Unless the bond issuer redeems the bond or the bond holders convert the bonds into shares, there is no expiring date for this bond. The redemption price is the par value adding unpaid deferred interest. The bond holders have the right to convert the bonds into one ordinary share of Yancoal Australia on USD0.1 per share after 40 days of issuance until 30 years after the issue date.

2)	Changes on minority interest attribute to other equity instrument holders

Financial instrument issued	At 1 January 2015	Increase	Decrease	At 30 June 2015

Senior secured perpetual capital bond	1,851,903	387	—	1,852,290
Subordinated capital notes	3,102	—	—	3,102

Total	1,855,005	387	—	1,855,392

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46.	Information on other equity instrument holders

Items		At 30 June 2015	At 1 January 2015

1.	Equity attribute to ordinary share holders of parent company	41,278,000	39,198,678
	(1) Equity attribute to ordinary share holders in parent company	34,696,103	36,677,222
	(2) Equity attribute to other equity holders in parent company	6,581,897	2,521,456

2.	Minority interest	3,914,931	4,440,773
	(1) Minority interest attribute to ordinary share holders	2,059,539	2,585,768
	(2) Minority interest attribute to other equity instrument holders	1,855,392	1,855,005

47.	Operating income and operating cost

	Current year		Last year
Items	Revenue	Cost	Revenue	Cost

Principal operations	18,143,957	12,862,407	30,933,390	24,976,364
Other operations	6,999,449	7,353,183	1,495,222	1,876,731

Total	25,143,406	20,215,590	32,428,612	26,853,095

Total sales income from the five largest customers during the reporting period was RMB4.92872 billion, which accounts for 19.60% in total revenue.

48.	Operating taxes and surcharges

Items	Current year	Last year

Business tax	6,558	1,212
City maintenance and construction tax	68,329	107,252
Education surcharge	31,544	47,583
Local education surcharge	21,015	31,064
Resource tax	253,979	85,581
Water conservancy construction fund	11,490	12,831

Total	392,915	285,523

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49.	Selling expenses

Items	Current year	Last year

Freight charges, coal port dues and loading cost	973,650	1,172,158
Mining royalty (Note)	211,068	300,443
Salaries, social insurance and benefits of employees	20,131	21,214
Others	57,759	74,395

Total	1,262,608	1,568,210

Note:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

50.	Administrative expenses

Items	Current year	Last year

Salaries, social insurance and benefits of employees	887,810	1,079,243
Taxes	325,750	388,523
Materials and repairing expenses	237,083	235,766
Depreciation expense	173,275	217,646
Property management fees	58,310	68,560
Business travel, office, conference and hospitality fees	50,575	42,769
Amortization, leasing fees, etc	43,524	38,448
Commission, consulting and service charges	29,206	44,155
Research and development costs	19,840	27,940
Mineral resources compensation fees	—	99,155
Others	49,635	100,721

Total	1,875,008	2,342,926

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51.	Financial expenses

Items	Current year	Last year

Interest expenses	1,496,891	1,120,423
Less: interest income	473,214	319,190
Add: exchange gains or losses	-80,314	-56,381
Add: other expenses	72,291	61,225

Total	1,015,654	806,077

52.	Impairment loss

Items	Current year	Last year

Allowance for bad debt	31,829	17,019
Impairment loss of inventories	137,060	113,657

Total	168,889	130,676

53.	Gains/losses from changes in fair value

Items	Current year	Last year

FVTPL financial assets	246,210	—
FVTPL financial liabilities	664	—
Contingent Value Rights (CVR)	—	-19,697
Mining royalty receivable (see “VI. 9 Note 1”)	11,606	-42,289

Total	258,480	-61,986

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54.	Investment income

(1)	Sources of investment income

Items	Current year	Last year

Long-term equity investment income under equity method	149,982	-89,353
Investment income from the holding of held-to-maturity investment	44,375	—
Investment income from the disposal of financial liabilities at fair value through profit or loss	2,375	—
Investment income from the holding of available-for sale financial assets	60	85

Total	196,792	-89,268

(2)	Long-term equity investment income under equity method

Items	Current year	Last year	Reasons for change between two periods

Total	149,982	-89,353
Including:
China HD Zouxian Co., Ltd.	168,378	81,737	Profit change for the period
Shanxi Future Energy Chemicals Co., Ltd.	40,661	—	Profit change for the period
Yankuang Group Finance Co., Ltd	18,590	17,503	Profit change for the period
Shengdi Fenlei Coal Preparation Engineering (Tianjin) Co., Ltd.	3,116	942	Profit change for the period
Middle mount Joint Venture	-80,763	-190,598	Profit change for the period
Ashton Coal Mines Limited	—	1,063	Be consolidated into the Company’s consolidated financial statement in 30 Sep. 2014
Shandong Shengyang Wood Co., Ltd	—	—
Jining Jiemei New Wall Materials Co., Ltd.	—	—

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55.	Non-operating income

(1)	Breakdown of non-operating income

Items	Current year	Last year	Amount for current year’s extraordinary profits or losses

Gains on disposal of non-current assets	2,237	2,751	2,237
Including: gains on disposal of fixed assets	2,237	2,751	2,237
Government grants (2)	190,988	98,036	190,988
Acquisition gains (Note 1)	38,083	—	38,083
Deferred income	1,627	2,053	1,627
Others (Note 2)	150,113	287,677	150,113

Total	383,048	390,517	383,048

Note 1:	The gain is resulted from the acquisition on the 1% share of Moolarben Joint Venture by Yancoal Australia, a subsidiary of the Company.
Note 2:	Others are funds for supporting enterprise development by Yanzhou Municipal Finance Bureau.

(2)	Breakdown of government grants

Items	Current year	Last year	Sources and basis	Related to assets/related to earnings

Fund for supporting enterprise development by Finance Bureau of Yanzhou District, Jining City	110,000	—	Yancai (2015) No. 33	Earnings
Fund for supporting enterprise development by Finance Bureau of Yanzhou District, Jining City	50,000	—	Yancai (2015) No. 37	Earnings
Fiscal supporting fund to replace the business tax with a VAT by Zoucheng Municipal Finance Bureau	15,030	—	Lucaishui (2013) No. 49	Earnings
Taxation reduction on product from comprehensive use of resources	13,654	—	Lujingxinxun (2014) No. 637	Earnings
Fund for supporting enterprise development by Finance Bureau of Yanzhou City	—	95,000	Yancai (2014) No. 11	Earnings
Taxation reduction on product from comprehensive use of resources	—	2,704	Jiguoshuiliupi (2011) No. 1	Earnings
Others	2,304	332

Total	190,988	98,036

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56.	Non-operating expenses

Items	Current year	Last year	Amount for current year’s extraordinary gain/(loss)

Loss on disposal of non-current assets	13,311	3,369	13,311
Including: loss on disposal of fixed assets	13,311	3,369	13,311
Donation expenditure	5,050	1,545	5,050
Penalty, supplementary payment and overdue payment	62,490	2,877	62,490
Other	1,126	3,928	1,126

Total	81,977	11,719	81,977

57.	Income taxes

(1)	Income taxes

Items	Current year	Last year

Current tax expense	321,509	536,805
Other deferred tax expenses	102,689	-484,222

Total	424,198	52,583

(2)	Adjustment of accounting profits and income taxes

Items	Current year

Total consolidated income this year	969,085
Income taxes calculated by statutory/applicable tax rate	242,271
Effect of different applicable tax rate by subsidiaries	-30,020
Effect of adjustments for current tax of prior periods	252,435
Effect of revenue which are not taxable	-63,670
Effect of deemed sales income	23,451
Effect of cost, expenses and losses which are not deductible	55,860
Effect of using deductible losses which are not recognized to deferred income tax assets in prior period	-26,401
Effect of deductible temporary difference and deductible losses which are not recognized to deferred income tax assets this year	14,114
Effect on de-recognition of MRRT	-6,771
Tax-free investment income	-58,295
Others	21,224
Income tax expenses	424,198

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58.	Other comprehensive income

For details, please refer to Note “VI, 41. Other comprehensive income”

59.	Cash flow

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

1)	CASH RECEIVED RELATING TO OTHER OPERATING ACTIVITIES

Items	Current year

Interest income	271,679
Cash received from advance payment	100,408
Revenue from government grants and supporting fund	247,834
Sundry revenue	314,085

Total	934,006

2)	CASH PAID RELATING TO OTHER OPERATING ACTIVITIES

Items	Current year

Payments for selling and administrative expenses	603,838
Sundry cash payment	580,319
Donation expenditure	4,570
Penalty and Overdue Fines	93,123

Total	1,281,850

3)	CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES

Items	Current year

Structured interests received	82,040
Deposit received	13,917

Total	95,957

4)	CASH PAID RELATING TO OTHER FINANCING ACTIVITIES

Items	Current year

Commissions from issuing bonds, acquiring borrowings, etc.	14,044

Total	14,044

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59.	Cash flow – continued

(2)	Supplemental information of consolidated cash flow statement

Items	Current year	Last year

1. Reconciliation of net profit to net cash flow from operating activities
Net profit	544,887	617,066
Add: Provision for impairment of assets	168,889	130,676
Depreciation of fixed assets	1,596,088	1,460,961
Amortization of intangible assets	435,818	589,568
Amortization of long-term deferred expenses	733	4
Accrued special reserves	489,857	532,898
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	11,074	618
Losses on fair value change (“-” represents gain)	-258,480	61,986
Financial costs (“-” represents gain)	1,317,049	1,212,537
Loss arising from investments (“-” represents gain)	-196,792	89,268
Gains arising from acquisition	-38,083
Decreased of deferred tax assets (“-” represents increase)	624,408	-880,652
Increased of deferred tax liabilities (“-” represents decrease)	-521,719	396,430
Decrease in inventories (“-” represents increase)	-480,296	10,723
Decrease in receivables from operating activities (“-” represents increase)	-1,018,669	-1,908,819
Increase in payables from operating activities (“-” represents decrease)	-3,261,585	-2,558,380

Net cash flow from operating activities	-586,821	-245,116

2. Major investing and financing activities not related to cash flow
Capital transferred from debt	—	—
Convertible corporate bond due within 1 year	—	—
Fixed assets on finance lease	—	—

3. Changes in cash and cash equivalents
Ending balance of cash	20,601,161	13,700,635
Less: opening balance of cash	20,207,279	10,965,667
Add: ending balance of cash equivalents	—	—
Less: opening balance of cash equivalents	—	—

Net addition in cash and cash equivalents	393,882	2,734,968

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59.	Cash flow – continued

(3)	Cash and cash equivalents

Items	Current year	Last year

Cash
Including: Cash on hand	702	1,007
Bank deposits that can be readily drawn on demand	20,128,009	8,299,466
Other cash that can be readily drawn on demand	472,450	1,557
Cash equivalents		—
Ending balance of cash and cash equivalents	20,601,161	8,302,030
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Company

60.	Assets with restricted ownership or right to use

Items	Carrying amount at 30 June 2015	Restricted reason

Cash and cash equivalents	242,959	Environment management guarantee deposit and other deposit
Notes receivable	649,991	Acceptance bill pledging
Construction in progress	1,319,956	Mortgage loan
Intangible asset	10,044,846	Mortgage loan

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61.	Foreign currency denominated monetary items

(1)	Foreign currency denominated monetary items

Items	At 30 June 2015	Foreign exchange rate	RMB translation balance at 30 June 2015

Cash and cash equivalents
Including: USD	375,560	6.1136	2,296,025
EUR	1,992	6.8699	13,685
GBP	1	9.6422	9
Accounts receivable
Including: USD	32,095	6.1136	196,218
Other payable:
Including: USD	2,739	6.1136	16,747
Accounts payable:
Including: USD	45,863	6.1136	280,389
Short-term borrowing
Including: USD	150,000	6.1136	917,040
Non-current liabilities due within 1 year
Including: USD	311,213	6.1136	1,902,632
Long-term borrowing:
Including: USD	4,687,716	6.1136	28,658,819
Bond payable:
Including: USD	10,000,000	6.1136	61,136,000

(2)	Overseas operating entities

The significant overseas operating entities of the Company are Hong Kong Company and Yancoal Australia. The functional currency of the above companies is HK dollars and Australian dollars, respectively.

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VII.	THE CHANGES OF CONSOLIDATION SCOPE

1.	Business combination not under common control

(1)	Current-year Business combination not under common control

On 30 March 2015, Moolarben Coal Mines Pty Limited (“MCM”) a subsidiary of Yancoal Australia Ltd (“Yancoal”, the subsidiary of the Company) accepted the Hanwha Resources (Australia) Pty Limited (“Hanwha”) offer to sell its 1% interest in the Moolarben Joint Venture (“Moolarben”). Consideration is AUD 19.26 million. Yancoal Australia owns 81% of Moolarben’s share after the acquisition of the 1% equity.

(2)	Cost and goodwill of business combination

Items (in thousand AUD)	Moolarben Joint Venture

Acquisition cost	19,264
Less: Fair value of net identifiable assets acquired	27,161
Goodwill/gain on business combination	-7,897

(3)	Identifiable assets and liabilities as at acquisition date

	Moolarben Joint Venture
Items (in thousand AUD)	Fair value at acquisition date	Book value at acquisition date

Assets:
Cash and cash equivalents	93	93
Accounts receivable	431	431
Inventory	326	326
Fixed assets	6,095	6,095
Intangible assets	24,022	24,022
Other assets	479	479

Liabilities:
Accounts payable	-587	-587
Contingent liabilities	-150	-150
Deferred tax liabilities	-3,548	-3,548
Net assets	27,161	27,161
Less: minority interest	—	—
Net assets acquired	27,161	27,161

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VIII.	EQUITY IN OTHER ENTITIES

1.	Equity in Subsidiaries

1.	Organisational structure of the Company

	Place of operation	Place of registration	Registered capital (RMB’0000)		Business nature	Equity holding
Name of subsidiaries						Direct	Indirect

I. Subsidiaries acquired under common control
Second-tier subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	Jinzhong, Shanxi	60,000		Thermoelectricity investment, coal technology service	100.00
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	Zoucheng, Shandong	28,859		Production and sales of thermal power and comprehensive utilization of waste heat	95.14
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	Zoucheng, Shandong	240		Refuse selecting and processing, cargo transportation	100.00

II. Subsidiaries acquired not under common control
Second-tier subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	Jining, Shandong	550		Freight transportation and coal sales	92.00
Inner Mongolia Haosheng Coal Mining Company Limited	Ordos	Ordos	80,000		Sales of coal mining machinery and equipment and accessories	74.82

Third-tier subsidiaries
Gloucester Coal Ltd.	Australia	Australia	71,972 (AUD	)	Development and operating of coal and relevant resources		100.00

Fourth-tier subsidiaries
Yancoal Resources Ltd	Australia	Australia	44,641 (AUD	)	Exploring and extracting coal resources		100.00
Syntech Holdings Pty Ltd	Australia	Australia	22,347 (AUD	)	Holding company and mining management		100.00
Syntech Holdings II Pty Ltd	Australia	Australia	632 (AUD	)	Holding company		100.00
Premier Coal Limited	Australia	Australia	878 (AUD	)	Coal mining and sales		100.00

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1.	Equity in Subsidiaries – continued

1.	Organisational structure of the Company – continued

	Place of operation	Place of registration	Registered capital (RMB’0000)		Business nature	Equity holding
Name of subsidiaries						Direct	Indirect

III. Subsidiaries established by investment
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	Qingdao, Shandong	210		Trade and storage in free trade zone	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	Yulin, Shaanxi	140,000		Production and sales of methanol and acetic acid	100.00
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	Heze, Shandong	300,000		Coal mining and sales	98.33
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	Inner Mongolia	810,000		Production and sales of methanol (600,000 tons)	100.00
Yancoal Australia Limited	Australia	Australia	310,556 (AUD	)	Investment and shareholding	78.00
Yancoal International (Holding) Co., Ltd.	Hong Kong	Hong Kong	68,931 (USD	)	Investment and shareholding	100.00
Shandong Coal Trading Centre Co., Ltd.	Zoucheng, Shandong	Zoucheng, Shandong	10,000		Coal spot trade service and management; sales of real estate	51.00
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Rizhao, Shandong	Rizhao, Shandong	30,000		Wholesales of coal	51.00
Zhongyin Logistics and Trade Co., Ltd	Jinan, Shandong	Jinan, Shandong	30,000		Sales of coal mining machinery and equipment and accessories	100.00
Zhongyin Financial Leasing Co., Ltd	Shanghai	Shanghai	50,000		Finance lease	100.00
Duanxin Investment Holdings (Beijing) Co., Ltd	Beijing	Beijing	1,000		Investment management	100.00

Third-tier subsidiaries
Austar Coal Mine Pty Limited	Australia	Australia	6,400 (AUD	)	Coal mining and sales		100.00
Yancoal Australia Sales	Australia	Australia	0.01 (AUD	)	Coal sales		100.00
Yancoal SCN Ltd.	Australia	Australia	0.0001 (USD	)	Investment management		100.00

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1.	Equity in Subsidiaries – continued

1.	Organisational structure of the Company – continued

Introduction to the main subsidiaries:

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group and Yankuang Lunan Fertilizer Plant in 2002. In November 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of Subsidiaries	Place of registration	Registered capital		Business Scope	Equity held by the Company

Shanxi Heshun Tianchi Energy Co., Ltd	Shanxi Heshun	RMB	90 million	Raw coal mining, further processing, producing and selling	81.31
Shanxi Tianhao Chemicals Co., Ltd	Shanxi Xiaoyi	RMB	150 million	Methanol, chemical production, coke production and development	99.89

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2.	Inner Mongolia Haosheng Coal Mining Company Limited

Inner Mongolia Haosheng Coal Mining Company Limited (as referred to “Haosheng Company”) was established in March 2010 by three shareholders, i.e. Shanghai Huayi (Group) Company, Ordos Jiutaimanlai Coal Mining Company, Ordos Jinchengtai Chemical Company, with registered capital of RMB150 million. Haosheng Company is responsible for the operation of Shilawusu coal mine. By series of acquiring and share capital increasing, in January 2013, the Company holds the equity of 74.82% and Haosheng Company became the Company’s subsidiary with registered capital of RMB500 million. In April 2013, on the shareholders’ meeting, a registered capital increasing of RMB300 million was approved. In December 2013, Inner Mongolia Zhonglei Accounting Firm provided a capital verification report ‘Nei Zhonglei Yan Zi (2013)’ with document No. 86 to verify the registered capital increasing. The share capital of Haosheng Company increased to RMB800 million equalling to the Company original holding of 74.82%. The corporation business license code is 150000000009736 and the legal representative is Mr. Wu Xiangqian. The company is mainly engaged in sales of coal mining machinery and equipment and accessories.

3.	Gloucester Coal Ltd.

Gloucester Coal Ltd (as referred to “Gloucester”), a company with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon the approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, respectively, the Company, Yancoal Australia and Gloucester (the Company’s subsidiaries) entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the merger deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended. On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX in replace of Gloucester.

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1.	Equity in Subsidiaries – continued

3.	Gloucester Coal Ltd. – continued

(1)	As at 30 June 2015, the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding Proportion (%)

Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Dormant	100

(2)	Joint venture of Gloucester

Name	Place	Main business	Control Ratio (%)

Middlemount Joint Venture Pty Ltd	Australia	Coal mining and sales	50

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4.	Yancoal Resources Limited

Yancoal Resources Limited (previously known as “Felix Resource Limited”, “Yancoal Resources”),

a limited liability company established at January 1970 in Brisbane, Queensland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number is 000754174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100%

of the issued share of Yancal Resources.

(1)	As at the end of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Ashton Coal Mines Limited	Australia	5	Coal sales	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Yancoal Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2)	Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Moolarben Joint Venture	Australia	Coal mine development and operation	81

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1.	Equity in Subsidiaries – continued

5.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd.

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established jointly by the Company, Shandong Chuangye Investment Development Co. Ltd., China Hualu Engineering Co., Ltd in February 2004. of which, the Company held 97% of the total capital of RMB800 million. In April 2008, the Company held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd. and China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua increased to RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. He Ye. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

6.	Yanmei Heze Neng Hua Co., Ltd.

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd. (as referred to “Design Institute”) and Shandong Provincial Bureau for Coal Geology in October 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. In May 2010, the Company unilaterally increased the registered capital of RMB 1.5 billion and the registered capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

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7.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on 18 December 2009 with registered capital of RMB500 million as a wholly owned subsidiary of the Company. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion. In November 2014, the Company once again increased capital investment to Ordos Neng Hua of RMB5 billion and the registered capital of Ordos Neng Hua increased to RMB8.1 billion. The corporation business license code is 152700000024075, and the legal representative is Mr. Wu Xiangqian. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is in early stage.

As at the end of the reporting period, subsidiaries are as follows:

Name of subsidiaries	Place of registration	Registered capital	Business scope	Equity held by the company (%)

Inner Mongolia Yize Mining Investment Company Limited	Inner Mongolia	RMB675 million	Mining and chemical engineering investment; public engineering, utilities, waste water solution	100
Inner Mongolia Rongxin Chemicals Company Limited	Inner Mongolia	RMB648.36 million	Methanol from coal production and sales	100
Inner Mongolia Daxin Industrial Gas Company Limited	Inner Mongolia	RMB209.99 million	Supply of industrial gas	100
Inner Mongolia Xintai Coal Mining Company Limited	Inner Mongolia	RMB5 million	Coal mining and sales	100
Ordos Zhuanlongwan Coal Mining Company Limited	Inner Mongolia	RMB5.05 billion	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100
Ordos Yingpanhao Coal Mining Company Limited	Inner Mongolia	RMB300 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100

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1.	Equity in Subsidiaries – continued

8.	Yancoal Australia Limited

Yancoal Australia Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in November 2004 with the share capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. In December 2014, the registered capital of Yancoal Australia could be increased to AUD 3.10556 billion through issue of convertible hybrid capital bonds and exercise of contingent value rights (CVR). Yancoal Australia was listed at Australian Securities Exchange in replace of Gloucester on 28 June 2012. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

As at the end of the reporting period, main controlled subsidiaries of Yancoal Australia are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

Gloucester Coal Ltd.	Australia	719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Ltd.	Australia	64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	446,410,000	Exploring and extracting coal resources	100

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1.	Equity in Subsidiaries – continued

9.	Yancoal International (Holding) Co., Ltd.

Yancoal International (Holding) Co., Ltd.(as referred to “Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with registered capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly engages in external investment, mine technology development, assignment, consulting services, and importing and exporting trade, etc. In June 2014, the Company increased capital investment of RMB4.1946 billion, which was the account receivable from Hong Kong Company, thus the registered capital was increased to USD689.31 million.

As at the end of the reporting period, controlled subsidiaries of Hong Kong Company are as follows:

Subsidiaries	Place of registration	Registered capital	Business scope	Shares proportion (%)

Yancoal International Technology Development Co., Ltd.	Hong Kong	USD1 million	Development of mining technology, assigning, and consulting services	100
Yancoal International Trading Co., Ltd.	Hong Kong	USD1 million	Transit trade of coal	100
Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	Exploration and development of mineral resources	100
Yancoal Luxembourg Resources Holding Co., Ltd.	Luxemburg	USD500,000	External investment	100
Yancoal Canada Resources Holding Co., Ltd.	Canada	USD290 million	Mineral resources development and sales	100
Athena (Holding) Ltd	Australia	AUD24.45 million	Shareholding company	100
Tonford (Holding) Ltd	Australia	AUD46.41 million	Shareholding company	100
Wilpeena (Holding) Ltd	Australia	AUD3.46 million	Shareholding company	100
Premier (Holding) Ltd	Australia	AUD321.61 million	Shareholding company	100
Yancoal Energy Pty Ltd.	Australia	AUD202.98 million	Shareholding company	100

10.	Shandong Zhongyin Logistics and Trade Co., Ltd.

Shandong Zhongyin Logistics and Trade Co., Ltd. (as referred to “Zhongyin Logistics Company”), a wholly owned subsidiary of the Company, was established in May 2014 with the registered capital of RMB300 million. The business code of Zhongyin Logistics Company is 370127200093828 and organization code is 30686339-4 and the legal representative is Mr. Liu Chun. The company is mainly engaged in sales of coal, mining machinery and parts, and mining specialised equipments, etc.

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11.	Zhongyin Financial Leasing Co., Ltd.

Zhongyin Financial Leasing Co., Ltd. (as referred to “Zhongyin Financial Leasing Company”), was established jointly by the Company and its subsidiary, Hong Kong Company in May 2014 with the registered capital of RMB500 million, of which, RMB375 million by the Company in cash with equity interests of 75% and RMB125 million by Hong Kong Company in cash with equity interests of 25%. The business code of Zhongyin Logistics Company is 310000400737220 and organization code is 09440231-7 and the legal representative is Mr. Wu Yuxiang. The company is mainly engaged in Financial Leasing, etc.

12.	Duanxin Investment Holding (Beijing) Co., Ltd.

Duanxin Investment Holding (Beijing) Co., Ltd. (as referred to “Duanxin Investment Holding Company”), was established in November 2014 with the registered capital of RMB10 million. The business code of Duanxin Investment Holding Company is 110106018199309 and organization code is 31829604-0 and the legal representative is Mr. Wu Yuxiang. The company is mainly engaged in investment management and enterprises management consultation, etc.

13.	Yancoal Australia Sales Pty Ltd.

Yancoal Australia Sales Pty Ltd. (as referred to “Australia Sales Company”), a wholly-owned subsidiary of Yancoal Australia, was established in April 2014 with the share capital of AUD100. The corporation business licence code is 167884460, and it is mainly engaged in sales of blended coal, etc.

14.	Yancoal SCN Ltd.

Yancoal SCN Pty Ltd. (as referred to “SCN Company”), a wholly-owned subsidiary of Yancoal Australia, was established in November 2014 with the share capital of USD1. The corporation business licence code is 602841556, and it is mainly engaged in convertible bonds issuance.

1.	Significant non-wholly-owned subsidiaries

Companies	Minority shareholding proportion (%)	Profit/loss attributable to minority shareholders this year	Declared dividend allocation to minority shareholders this year	Ending balance of minority shareholder’s interest

Heze Neng Hua	1.67	1,316	—	60,628
Yancoal Australia	22	-155,427	—	-760,147

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1.	Equity in Subsidiaries – continued

14.	Yancoal SCN Ltd. – continued

2.	Key financial information of significant non-wholly-owned subsidiaries

	At 30 June 2015						At 1 January 2015
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Companies	assets	assets	assets	liabilities	liabilities	liabilities	assets	assets	assets	liabilities	liabilities	liabilities

Heze Neng Hua	728,247	5,140,099	5,868,346	537,913	1,700,000	2,237,913	431,921	5,079,208	5,511,129	486,077	1,500,000	1,986,077
Yancoal Australia	2,858,794	31,519,090	34,377,884	1,634,482	23,024,846	24,659,328	3,273,687	33,675,797	36,949,484	1,651,693	23,310,285	24,961,978

	1 January 2015 to 30 June 2015				1 January 2014 to Dec. 31 2014
				cash flow				cash flow
			Total	from			Total	from
	Operating	Net	comprehensive	operating	Operating	Net	comprehensive	operating
Companies	Revenue	profit	income	activities	Revenue	profit	income	activities

Heze Neng Hua	745,027	78,806	78,806	340,237	893,596	200,172	200,172	251,864
Yancoal Australia	2,945,786	-706,488	-2,268,951	54,131	3,503,486	-1,082,702	-2,566,572	51,768

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2.	Interests in JVs or Associates

(1)	Significant joint ventures or associates

									Accounting
									Treatments
							Shareholding		On investment
		Place					proportion(%)		to JVs or
	Companies	of Main	Registration	Business	Legal	Registered	Directly–	Indirectly–	Associated
Companies	Type	operation	Location	nature	representative	capital	held	held	Companies

Associates
China HD Zouxian Co., Ltd.	limited liability	Shandong	Shandong	Electricity power	Li Qingkui	RMB 3 billion	30		Under equity method
Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Shandong	Finance	Zhang Shengdong	RMB 1 billion	25		Under equity method
Shaanxi Future Energy Chemical Co. Ltd.	limited liability	Shaanxi	Shaanxi	Coal mining and the CTL development project	Zhang Minglin	RMB 5.4 billion	25		Under equity method
Joint Ventures
Middlemount Joint Venture	limited liability	Australia	Australia	Coal mining and sales	—			About 50	Under equity method

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(2)	Key financial information of significant joint ventures

	Middlemount	Middlemount
	Joint Venture	Joint Venture
	Pty Ltd	Pty Ltd
	(at 30 June 2015/	(at 1 Jan 2015/
Items	for current year)	for last year)

Current assets:	439,681	338,787
Including: cash and cash equivalents	52,289	16,768
Non-current asset	3,167,648	6,630,534
Total asset	3,607,329	6,969,321
Current liabilities:	4,539,688	856,796
Non-current liabilities	588,742	5,857,488
Total liabilities	5,128,430	6,714,284
Minority interests	—	—
shareholders’ equity attributable to the parent company	-1,521,101	255,037
net assets calculated on a shareholding proportion	-760,546	127,516
Adjustment items
– goodwill
– unrealized profit from insider transaction
– others
carrying amount of equity investment to joint ventures	-760,546	127,516
Operating income	1,020,336	962,432
Financial expense	-113,656	-119,709
Income tax expense	7,229	110,664
Net profit	-64,485	-282,477
Other comprehensive profit	—	—
Total comprehensive profit	-64,485	-282,477
dividend received from Joint Ventures for the reporting period	—	—

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2.	Interests in JVs or Associates – continued

(3)	Key financial information of significant associates

	As at 30 June 2015			At 1 January 2015
Items	China HD Zouxian Co., Ltd.	Yankuang Group Finance Co., Ltd	Shaanxi Future Energy Chemical Co., Ltd.	China HD Zouxian Co., Ltd.	Yankuang Group Finance Co., Ltd	Shaanxi Future Energy Chemical Co., Ltd.

Current assets:	580,210	2,524,659	1,247,574	540,291	2,196,345	654,572
Including: cash and cash equivalents	191,653	2,524,610	554,461	64,514	1,328,234	104,261
Non-current assets	5,375,887	4,888,592	13,633,978	5,519,769	4,518,561	12,346,714
Total assets	5,956,097	7,413,251	14,881,552	6,060,060	6,714,906	13,001,286
Current liabilities	972,081	6,097,659	5,783,102	1,083,392	5,473,672	5,080,297
Non-current liabilities	1,013,144	—	3,019,003	1,014,144	—	2,094,735
Total liabilities	1,985,225	6,097,659	8,802,105	2,097,536	5,473,672	7,175,032
Minority interests shareholders’ equity attributable to the parent company	3,970,872	1,315,592	6,079,447	3,962,524	1,241,234	5,826,254
net assets calculated on a shareholding proportion	1,191,262	328,898	1,519,862	1,188,757	310,308	1,456,564
Adjustment items
– goodwill
– unrealized profit from insider transaction
– others
carrying amount of equity investment to joint ventures	1,191,262	328,898	1,519,862	1,188,757	310,308	1,456,564
Operating income	2,205,886	145,606	731,197	1,883,729	139,718	—
Financial expense	48,532	—	49,715	57,811	—	—
Income tax expense	187,087	24,863	109,795	93,117	23,341	—
Net profit	561,260	74,588	162,644	279,351	70,022	—
Other comprehensive profit	—	—	—	—	—	—
Total comprehensive profit	561,260	74,588	162,644	614,345	70,022	—
dividend received from associates for the reporting period	165,873	—	—	178,645	57,500	—

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VIII.	EQUITY IN OTHER ENTITIES – CONTINUED

2.	Interests in JVs or Associates – continued

(4)	Key financial information of insignificant joint ventures and associates

Items	At 30 June 2015/ for current year	At 1 January 2015/ for last year

Joint ventures:
Total carrying amount of investments	13,467	3,351
Total amount calculated using shareholding rate
– Net profit	3,116	351
– Other comprehensive income	—	—
– Total comprehensive income	3,116	351
Associates:
Total carrying amount of investments	264,561	1
Total amount calculated using shareholding rate
– Net profit	-3,350	-3,084
– Other comprehensive income	—	—
– Total comprehensive income	-3,350	-3,084

Note:	On 30 June 2015, the Company paid the consideration of RMB265 million to acquire 33% of the share on Shanghai CIFCOO Futures Co., Ltd.

(5)	Excessive loss of Joint ventures or associates

Name of joint venture or associates	Accumulated unidentified loss in the previous years	Unidentified loss in current year (or shared net profit in current year)	Accumulated unidentified loss as at 30 June 2015

Shandong Shengyang Wood Co., Ltd	-4,312	-3,217	-7,529
Jining Jiemei New Wall Material Co., Ltd	-505	-133	-638

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

IX.	DISCLOSURE ON FAIR VALUE

1.	Assets and liabilities measured at fair value as at 30 June 2015 and levels of fair value hierarchy measurement

	Fair value at 30 June 2015
Items	Level 1	Level 2	Level 3	Total

I. Continuous fair value measurement
(I) Financial asset at fair value through profit or loss	1,029,158	—	—	1,029,158
(1) Designated financial asset at fair value through profit or loss	1,029,158	—	—	1,029,158
(II) Available-for-sale financial instrument
Other current asset	382,350	—	—	382,350
(1) Investment on equity instrument	382,350	—	—	382,350
(III) Other current asset	—	1,175	84,786	85,961
(1) Hedging instrument-forward foreign exchange contract	—	1,175	—	1,175
(2) Royalty receivable	—	—	84,786	84,786
(IV) Other non-current asset	—	—	870,203	870,203
(1) Royalty receivable	—	—	870,203	870,203
Total assets subsequently measured at fair value	1,411,508	1,175	954,989	2,367,672
Total liabilities subsequently measured at fair value	—	—	—	—

2.	Financial instrument of which fair value is measured under level 1: Shares of listed companies and future contracts purchased by the Company, which is quoted in active market. Its fair value is measured by the closing quoted market price.

3.	Financial instrument of which fair value is measured under level 2: Forward exchange and collar option, which is not quoted in active market. Its fair value measurement is referred to the Company’s valuation techniques. Those techniques include various observable market data as factors.

4.	Financial instrument of which fair value is measured under level 3: Royalty receivable measured by discounted future cash flows.

5.	In 2015 and 2014, there is no transfer between different levels.

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X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS

I.	Relationship of Related Parties

1.	Controlling shareholder and ultimate controlling party

(1)	Controlling shareholder and ultimate controlling party

Controlling shareholder and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Registered capital	Shareholding Proportion of the Company (%)	Voting Proportion of the Company

Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Zhang Xinwen	3,353,388	52.86	52.86

(2)	Registered capital of controlling shareholder and its changes

Controlling shareholder	At 1 January 2015	Addition	Reduction	At 30 June 2015

Yankuang Group Co. Ltd	3,353,388	—	—	3,353,388

(3)	The proportion and changes of equity or interest of controlling shareholder

	Amount		Proportion to share holding
Controlling shareholder	At 30 June 2015	At 1 January 2015	At 30 June 2015	At 1 January 2015

Yankuang Group Co. Ltd	2,600,000	2,600,000	52.86%	52.86%

Note:	Except the information presented in the above table, at the end of this reporting period, Yankuang Group Co. Ltd. holds 180,000,000 H shares of the Company through its wholly-owned subsidiaries, accounting for approximately 3.66% of the Company’s total issued share capital.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

I.	Relationship of Related Parties – continued

2.	Subsidiaries

For detailed information of subsidiaries, please refer to Note “VIII, ii, (1) Organizational structure of the Company.

3.	Joint ventures and associates

For detailed information of joint ventures or associates, please refer to Note “VIII, ii, (1)” under the chapter “Significant joint ventures or associates”. Joint ventures and associates incurring related party transactions with the Company in current year or previous years and generating balance are as the followings:

Company name	Relation to the Company

Shandong Shengyang Wood Co., Ltd	Associates
Jining Jiemei New Wall Material Co., Ltd	Associates
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	Associates
Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd.	Joint venture
Ashton Coal Mines Limited (Note)	Joint ventures

Note:	In October 2014, subsidiary of the Company acquired 10% equity interests of Ashton Coal Mines Limited through which the Company’s holding in Ashton reached to 100%. Therefore Ashton is consolidated into the Company’s consolidation financial statement. Please refer to Note “VII, I”.

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X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

I.	Relationship of Related Parties – continued

4.	Other related parties

Related parties	Type of related relationship	Transactions

Yankuang Group Tangcun Shiye Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and materials, purchase of materials, acceptance of labour service
Yankuang Group Dalu Machinery Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and materials, purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Jinming Electrical and Mechanical Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Shandong Yankuang International Coking Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Donghua Logistics Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods and material, purchase of goods
Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of goods
Yankuang Guohong Chemicals Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Co., Ltd. (Aluminium)	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Donghua Construction Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods, purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Jintong Rubber Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials, acceptance of labour service
Yankuang Meihua Gongxiao Co., Ltd	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of goods
Shandong Yankuang Jisan Electricity Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Yankuang Group Hailu Construction Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service
Yankuang Donghua 37 Chu	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of materials, acceptance of labour service
Yankuang Donghua Construction Co., Ltd., Geological and Mining Branch	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of materials, acceptance of labour service
Yankuang Donghua Construction Co., Ltd., Building and Installation Branch	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

I.	Relationship of Related Parties – continued

4.	Other related parties – continued

Related parties	Type of related relationship	Transactions

Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Acceptance of labour service
Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods
Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Changlong Cable Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Fuxing Shiye Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yankuang Group Labour Service Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials, acceptance of labour service
Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Zoucheng Shuangye Clothing Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Purchase of materials
Yanzhou Dongfang Jidian Co., Ltd.	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales of goods, purchase of materials, acceptance of labour service
Yankuang Group Finance Co., Ltd	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Deposit, financial service
Other entities with common controlling party	Other enterprises under control of the same controlling shareholder and ultimate controlling party	Sales and purchase of materials, acceptance of labour service
Noble Group	Other related parties	Dealing accounts, sales of goods, rendering of service, acceptance of service

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X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions

1.	Goods purchasing & sales, rendering & acceptance of labour service

(1).	Goods purchasing/acceptance of labour service

Related parties	Transaction	Current year	Last year

Controlling shareholder and entities it controls	Goods purchasing	254,948	514,039
Associates	Acceptance of labour service-port fee	—	142,501
Joint venture	Acceptance of labour service-coal preparation	21,390
Other related parties	Acceptance of labour service-marketing service commission	—	5,961
Total		276,338	662,501

(2)	Goods sales/rendering of labour service

Related parties	Transaction	Current year	Last year

Controlling shareholder and entities it controls	Goods sales-coal	595,201	1,388,034
Other related parties	Goods sales-coal	695,453	981,964
Joint venture	Goods sales-coal	—	373,738
Controlling shareholder and entities it controls	Goods sales-methanol	5,304	100,862
Controlling shareholder and entities it controls	Goods sales-material	246,289	191,002
Controlling shareholder and entities it controls	Goods sales-electricity, heat	58,194	60,906
Joint venture	Provision of labour-management service	29,831	—
Joint venture	Provision of royalty services	49,135	—
Other related parties	Provision of labour-off port service	1,359	—
Associates	Goods sales-material		4,854
Associates	Provision of labour-project service		2,156

Total		1,680,766	3,103,516

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions – continued

2.	Guarantee

Securing party	Secured party	Amount guaranteed		Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	The Company	RMB	1.71444 billion	2011-9-29	2016-9-28	No
Yankuang Group	Heze Neng Hua	RMB	10 million	2012-5-28	2022-5-23	No
The Company	Yancoal International	RMB	1.4 billion	2013-8-29	2016-8-28	No
The Company	Yancoal International	RMB	2.1 billion	2013-8-29	2016-10-20	No
The Company	Yancoal International	RMB	675.9 million	2013-12-23	2016-12-23	No
The Company	Yancoal International	RMB	2 billion	2013-6-24	2016-6-20	No
The Company	Yancoal International	RMB	1 billion	2013-12-16	2015-12-11	No
The Company	Yancoal International	RMB	1.36 billion	2014-1-9	2017-1-8	No
The Company	Yancoal Australia	USD	869.66 million	2012-12-16	2017-12-16	No
The Company (note)	Yancoal Australia	USD	45 million	2012-12-16	2017-12-16	No
The Company	Yancoal Australia	RMB	6.22 billion	2013-12-16	2018-12-16	No
The Company	Yancoal Australia	RMB	325 million	2013-12-16	2018-12-16	No
The Company	Yancoal Australia	USD	860.68 million	2014-12-16	2019-12-16	No
The Company	Yancoal Australia	USD	50 million	2014-12-16	2019-12-16	No
Yankuang Group	The Company	RMB	140 million	2014-6-20	2019-6-20	No
Yankuang Group (Note 1)	The Company	RMB	1 billion	2012-7-23	2017-7-22	No
Yankuang Group (Note 1)	The Company	RMB	4 billion	2012-7-23	2022-7-22	No
Yankuang Group (Note 1)	The Company	RMB	1.95 billion	2014-3-5	2019-3-4	No
Yankuang Group (Note 1)	The Company	RMB	3.05 billion	2014-3-5	2024-3-4	No
The Company (Note 2)	Yancoal International	USD	450 million	2012-5-16	2017-5-15	No
The Company (Note 2)	Yancoal International	USD	550 million	2012-5-16	2022-5-15	No
The Company (Note 3)	Yancoal Trading	USD	300 million	2014-5-22	N/A	No

Note 1:	The Company’s controlling shareholder, Yankuang Group, provides guarantee for the Company, for issuance of corporate bond of RMB10 billion.
Note 2:	The Company provides guarantee for its subsidiary, Yancoal International, for issuance of corporate bond of USD1 billion.
Note 3:	The Company provides guarantee for its subsidiary, Yancoal Trading, for issuance of perpetual bond of USD300 million.

3.	Free use of trademark

The trademark of the Company registered and owned by the controlling shareholder, is used by the Company for free.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions – continued

4.	Transactions with Yankuang Group Finance Company Limited and Middlemount Mine

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB1.17352 billion and the interest income during this reporting period was RMB2.16 million.

As at the end of this reporting period, the amount of long-term loans of the Company from Yankuang Group Finance Company Limited was RMB222.77 million, including: USD5.36 million and RMB195 million. And the interest expense was RMB5.70 million. The amount of short-term loans was RMB100 million and RMB195 million. The interest expense was RMB5.70 million. The amount of short-term loans was RMB100 million and the interest expense was RMB2.73 million.

As at the reporting date, carrying amount of the loan provided to Middlemount Joint Venture by Yancoal Australia, the subsidiary of the Company is AUD349.87 million including the interest receivable is AUD9.9 million.

5.	Remuneration of key management

Key management	Current year	Last year

Independent non-executive director	260	260
Executive director	2,697	1,795
Supervisor	421	613
Other management	643	1,459

Total	4,021	4,127

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

II.	Related Party Transactions – continued

6.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance for the company. Such expenses of the Company for 1 January 2015 to 30 June 2015 and 1 January 2014 to 30 June 2014 are RMB488.27 million and RMB619.08 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for 1 January 2015 to 30 June 2015 and 1 January 2014 to 30 June 2014 are RMB269.94 million and RMB270 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees, transaction price determined based on market price, government pricing or negotiated price. Details are as followings:

Items	Current year (RMB’0000)	Last year (RMB’0000)

Services received from the Company Construction service	78,482	16,063
Transportation	4,671	610
Gas and heating expenses	28,289	2,335
Buildings management	58,310	6,856
Maintenance and repair service	84,824	8,351
Employees’ benefits	4,899	872
Communication Services	2,009	2,286

Subtotal	261,484	37,373

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

III.	Amount due to or from related party

1.	Receivables

		At 30 June 2015		At 1 January 2015
Items	Related parties	Carrying amount	Bad debt provision	Carrying amount	Bad debt provision

Notes receivable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	324,400	—	245,968	—
Accounts receivable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	84,979	—	59,809	—
Accounts receivable	Other related parties	—	—	239,552	—
Accounts receivable	Joint venture	195,668	—	160,660	—
Advances to suppliers	Controlling shareholder and ultimate controlling party	2,303	—	2,888	—
Advances to suppliers	Other enterprises under control of the same controlling shareholder and ultimate controlling party	9,267	—	26,080	—
Other receivables	Controlling shareholder and ultimate controlling party	11,000	—	16,994	—
Other receivables	Other enterprises under control of the same controlling shareholder and ultimate controlling party	119,387	—	178,189	—
Other receivables	Associates	112,770	—	116,883	—

Total		859,774	—	1,047,023	—

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

X.	RELATIONSHIP OF RELATED PARTIES AND TRANSACTIONS – CONTINUED

III.	Amount due to or from related party – continued

2.	Payables

Payables	Related parties	At 30 June 2015	At 1 January 2015

Notes payable	Controlling shareholder and ultimate controlling party	2,206	18,956
Notes payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	—	15,816
Accounts payable	Controlling shareholder and ultimate controlling party	4,857	4,677
Accounts payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	219,494	150,949
Accounts payable	Associates	—	10
Advance from customers	Other enterprises under control of the same controlling shareholder and ultimate controlling party	62,471	24,913
Advance from customers	Associates	325	—
Other payable	Controlling shareholder and ultimate controlling party	336,398	352,197
Other payable	Other enterprises under control of the same controlling shareholder and ultimate controlling party	506,019	660,066
Other payable	Associates	12,297	17

Total		1,144,067	1,227,601

XI.	CONTINGENCY

1.	Australian subsidiaries and joint ventures

Items	As at 30 June 2015	As at 1 January 2015

Performance guarantees provided to daily operations	1,571,136	1,650,678
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	247,412	218,380
Guarantees provided to deposits	144,087	—
Guarantees provided to land requisition	—	182,282

Total	1,962,635	2,051,340

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XI.	CONTINGENCY – CONTINUED

2.	Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court, alleging a failure by the Company to perform its delivery obligations under Coal Sales Contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million. It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected. On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China. As at the disclosure date of this report, the case has not yet been heard.

3.	Except for the contingencies stated above and included in Note “X, ii, 2”, as at 30 June 2015, the Company does not have any other significant contingencies.

XII.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (note VI. 19). By the end of the reporting period, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handled to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties during 2010-2012 to acquire 74.82% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited. According to several capital increase resolutions of the board of Inner Mongolia Haosheng Coal Mining Company Limited during 2011-2012, the Company needed to pay RMB7.361 billion for equity transfer and capital increase. As at the end of the reporting period, RMB4.84303 billion has been paid by the Company and RMB2.51797 billion was still unpaid.

2.	Ongoing lease agreements and related financial influence

As at 30 June 2015 (T), the amount shall be carried by the Company for irrevocable operating lease and financing lease of machinery and equipments, buildings, etc. are stated as follows:

	Operating lease	Financing lease
Terms	(RMB’0000)	(RMB’0000)

T+1 year	22,879	5,090
T+2 years	16,980	5,105
T+3 years	8,838	4,570
T+3 years later	276	2,175

Total	48,973	16,940

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XII.	COMMITMENTS – CONTINUED

3.	As at 30 June 2015, the Company’s other commitments which have not been recognized in the financial statements are as follows:

	At 30 June 2015	At 1 January 2015
Commitments	(RMB’0000)	(RMB’0000)

Capital expenditure – purchase and construction of assets	218,935	273,192

Total	218,935	273,192

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by 30 June 2015.

XIII.	EVENTS AFTER BALANCE SHEET DATE

1.	Acquisition of 100% equity interests of Yankuang Donghua Heavy Industry Co., Ltd.

In July 2015, The “Resolution on the Discussion and Consideration of the Acquisition of 100% of Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd.” was approved at the ninth meeting of the sixth session of the Company’s board and the Company was approved to acquire 100% of equity interest in Yankuang Donghua Heavy Industry Co., Ltd. (“Donghua Heavy Industry”) held by Yankuang Group Co., Ltd. (“Yankuang Group”) with the consideration of RMB676,045,800.

2.	Except for the above stated events, the Company has no other significant events after balance sheet day to claim.

XIV.	OTHER IMPORTANT EVENTS

1.	Leases

(1)	At 30 June 2015, the carrying amount of fixed assets leased by the Company through leaseback financing lease was RMB 1.67769 billion. See Note VI.14. (2) for fixed assets by financial leases.

(2)	At 30 June 2015, minimum finance lease payment was RMB 206.64 million. See Note XII.2 for the minimum finance lease payment.

(3)	At 30 June 2015, minimum payment of significant operating leases was RMB 285.52 million. See Note XII.2 for the minimum payment of significant operating leases.

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XIV.	OTHER IMPORTANT EVENTS – CONTINUED

2.	Deposit of Environment Restoration

Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” with the code of Lucaizheng (2005) No.81 and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1.73284 billion and RMB903.19 million before the expiration of mining rights. By the end of the reporting period, the Company and the subsidiary Heze Neng Hua have handed in RMB1 billion and RMB52 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB43.49 million.

3.	Tax audit of Yancoal Australia Limited

Since 2013, Australian Tax Office (ATO) has conducted a tax review of Yancoal Australia, a subsidiary of the Company. This tax review has been continued till this reporting period and part of the tax issues have been rechecked by ATO. As at 30 June 2015, Yancoal Australia Limited and ATO were discussing the outstanding events. It is expected that the tax review conclusion will be fulfilled at the first half of 2015 and it will not have significant effect on financial position of Yancoal Australia.

4.	Financial support to Middlemount Joint Venture Pty Ltd.

Yancoal Australia, the subsidiary of the Company, submitted the document of offering financial support to Middlemount Joint Venture in 2014, commitment:

(1)	Yancoal Australia will not require Middlemount Joint Venture repay any debts, except Middlemount Joint Venture agrees to repay or otherwise specified in the loan agreement.

(2)	Yancoal Australia provides financial support to Middlemount Joint Venture, making it be able to repay the due debts. The borrowing amount will be determined on Yancoal Australia’s equity holdings and the required amount of the loan.

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XIV.	OTHER IMPORTANT EVENTS – CONTINUED

5.	Segment report

(1)	Segment report for the period from 1 January 2015 to 30 June 2015

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment eliminations	Total

Operating revenue	20,827,207	156,455	1,998,058	3,270,838	1,109,152	25,143,406

– External	20,330,676	156,455	1,541,650	3,114,625	—	25,143,406
– Inter-segment	496,531	—	456,408	156,213	1,109,152	—

Operating cost and expenses	20,420,793	152,235	1,747,274	3,247,268	1,092,177	24,475,393

– External	15,428,156	110,836	1,461,572	3,215,026	—	20,215,590
– Inter-segment	749,705	—	80,713	—	830,418	—
– Operating expense during the period	4,242,932	41,399	204,988	32,242	261,759	4,259,802

Total operating profit (loss)	406,414	4,220	250,784	23,570	16,975	668,013

Total assets	182,122,498	390,795	7,524,804	3,293,854	61,340,930	131,991,021
Total liabilities	108,620,345	260,207	3,900,997	2,649,233	28,632,692	86,798,090
Complementary information
Depreciation and amortization	645,971	—	380,024	4,756	—	1,030,751
Non-cash expenses excluding depreciation and amortization	137,060	—	—	—	—	137,060
Capital expenditure	2,181,480	—	139,355	114,513	—	2,435,348

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XIV.	OTHER IMPORTANT EVENTS – CONTINUED

5.	Segment report – continued

(2)	Segment report for the period from 1 January 2014 to 30 June 2014

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment eliminations	Total

Operating revenue	32,163,143	245,550	1,220,784	130,320	1,331,185	32,428,612

– External	31,463,656	215,413	739,355	10,188	—	32,428,612
– Inter-segment	699,487	30,137	481,429	120,132	1,331,185	—

Operating cost and expenses	31,690,353	208,977	1,085,098	131,974	978,641	32,137,761

– External	25,909,872	134,193	803,766	5,264	—	26,853,095
– Inter-segment	697,441	17,989	135,901	115,162	966,493	—
– Operating expense during the period	5,083,040	56,795	145,431	11,548	12,148	5,284,666

Total operating profit	472,790	36,573	135,686	-1,654	352,544	290,851

Total assets	172,511,622	526,496	7,665,942	2,570,152	46,556,568	136,717,644
Total liabilities	116,097,701	176,676	4,515,280	220,395	31,036,290	89,973,762
Complementary information
Depreciation and amortization	1,796,364	32,310	220,762	1,097	—	2,050,533
Non-cash expenses excluding depreciation and amortization	130,676	—	—	—	—	130,676
Capital expenditure	1,513,049	322	78,036	53,245	—	1,644,652

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Classification of accounts receivable

	At 30 June 2015					At 1 January 2015
	Book value		Bad debt provision			Book value		Bad debt provision
				Accrued					Accrued
		Proportion		proportion	Book		proportion		proportion	Book
Items	Amount	(%)	Amount	(%)	value	Amount	(%)	Amount	(%)	value

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—		—	—	—	—
Accounting aging portfolio	1,084,851	90	44,754	4	1,040,097	305,105	56	13,588	4	291,517
Risk-free portfolio	121,106	10			121,106	237,059	44	—	—	237,059
The subtotal of portfolio	1,205,957	100	44,754	4	1,161,203	542,164	100	13,588	3	528,576

Total	1,205,957	—	44,754	—	1,161,203	542,164	—	13,588	—	528,576

1)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At 30 June 2015
	Accounts	Bad debt	% Bad debt
Item	receivable	provision	provision

Within 1 year	1,083,434	43,337	4
1-2 years	—	—	30
2-3 years	—	—	50
Over 3 years	1,417	1,417	100

Total	1,084,851	44,754	—

2)	Accounts receivables in the portfolio accrued the bad debt provision under other method:

	At 30 June 2015
	Accounts	Bad debt	Accrued
Item	receivable	provision	proportion (%)

Risk-free portfolio	121,106	—	—

Total	121,106	—	—

(2)	There was no bad debt provision accrual, reversal (or recover) during the reporting period.

(3)	There were no accounts receivables written off during the reporting period.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables

(1)	Classification of other receivables

	At 30 June 2015					At 1 January 2015
	Carrying amount		Bad debt provision			Carrying amount		Bad debt provision
				Accrued					Accrued
		Proportion		proportion	Book		proportion		proportion	Book
Items	Amount	(%)	Amount	(%)	value	Amount	(%)	Amount	(%)	value

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—		—	—	—	—
Accounting aging portfolio	26,678	—	14,631	55	12,047	15,112	—	13,968	92	1,144
Risk-free portfolio	7,217,810	100			7,217,810	3,996,573	100	—	—	3,996,573
The subtotal of portfolio	7,244,488	100	14,631		7,229,857	4,011,685	100	13,968	—	3,997,717
The receivables without individual significant amount accruing bad debts provisions	3,163	—	3,163	100	—	3,163	—	3,163	100	—

Total	7,247,651		17,794		7,229,857	4,014,848	—	17,131	—	3,997,717

1)	Other receivables in the portfolio accrued the bad debt provisions as per aging analysis method:

	At 30 June 2015
	Other accounts	Bad debt	% Bad debt
Item	receivable	provision	provision

Within 1 year	12,029	481	4
1-2 years	—	—	30
2-3 years	1,000	500	50
Over 3 years	13,649	13,649	100

Total	26,678	14,631	—

2)	Other receivables in the portfolio accrued the bad debt provision under other method:

	At 30 June 2015
	Other	Bad debt	Accrued
Item	receivable	provision	proportion (%)

Risk-free portfolio	7,217,810	—	—

Total	7,217,810	—	—

Note:	Risk-free portfolio includes balance between the Company and its subsidiary with the amount of RMB 3.62813 billion.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(1)	Classification of other receivables – continued

3)	Other receivables without individual significant amount accruing bad debt provision as at 30 June 2015

Company	Carrying amount	Bad debt amount	Accrued proportion (%)	Reason for accrual

Guoneng Head office	3,163	3,163	100	Non-recoverable

Total	3,163	3,163	—	—

(2)	There was no bad debt provision accrual, reversal (or recover) during the reporting period.

(3)	There were no other receivables written off during the reporting period.

(4)	Other receivable categorized by nature

Nature	Carrying amount at 30 June 2015	Carrying amount at 1 January 2015

Current accounts	5,906,969	3,745,030
Petty cash	23,540	11,710
Security deposit	49,440	170,479
Receivable of materials	142,100	63,633
Receivable of investment	1,125,000	—
Receivable of advance payment	602	518
Deductible tax		23,478

Total	7,247,651	4,014,848

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment

(1)	Classification of long-term equity investment

	At 30 June 2015			At 1 January 2015
Items	Carrying amount	Provision for impairment	Carrying amount	Carrying amount	Provision for impairment	Carrying amount

Investment on subsidiaries	29,791,871	—	29,791,871	29,791,871	—	29,791,871
Investment on joint ventures and associates	3,318,049	—	3,318,048	2,958,980	—	2,958,980

Total	33,109,920	—	33,109,919	32,750,851	—	32,750,851

(2)	Investment on subsidiaries

Investees	1 January 2015	Increase	Decrease	30 June 2015	Current-year accrual for impairment	Provision for impairment as at 30 June 2015

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	2,710	—	—	2,710	—	—
Shandong Yanmei Shipping Co., Ltd.	10,576	—	—	10,576	—	—
Yanmei Heze Neng Hua Co., Ltd.	2,924,344	—	—	2,924,344	—	—
Yancoal Australia Limited	3,781,600	—	—	3,781,600	—	—
Yanzhou Coal Mining Yulin
Neng Hua Co., Ltd	1,400,000	—	—	1,400,000	—	—
Yanzhou Coal Shanxi Neng Hua Co., Ltd	508,206	—	—	508,206	—	—
Yanzhou Coal Ordos Neng Hua Co., Ltd	8,100,000	—	—	8,100,000	—	—
Shandong Hua Ju Energy Co., Ltd	599,523	—	—	599,523	—	—
Yancoal International (Holding) Co., Ltd.	4,212,512	—	—	4,212,512	—	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,404	—	—	2,404	—	—
Shandong Coal Trading Centre Co., Ltd.	51,000	—	—	51,000	—	—
Inner Mongolia Haosheng Coal Mining Co., Ltd.	7,360,996	—	—	7,360,996	—	—
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	153,000	—	—	153,000	—	—
Zhongyin Logistic	300,000	—	—	300,000	—	—
Zhongyin Financing Lease Co., Ltd.	375,000	—	—	375,000	—	—
Duanxin Investment Holding (Beijing) Co., Ltd	10,000	—	—	10,000	—	—
Total	29,791,871	—	—	29,791,871	—	—

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	Investment on joint ventures and associates

	Increase/Decrease in the period ended 30 June 2015
Investees	1 January 2015	Increase	Decrease	Investment income under equity method	Adjustment on other comprehensive income	Movement of other equity	Cash or share dividends declared	Impairment accrual	Others	At 30 June 2015	Provision for impairment as at 30 June 2015

I. Joint venture
Shengdi Fenlei Coal Preparation and Engineering Technology (Tianjin) Co., Ltd.	3,351	7,000	—	3,116	—	—	—	—	—	13,467	—
II. Associates
China HD Zouxian Co., Ltd.	1,188,757	—	—	168,378	—	—	165,873	—	—	1,191,262	—
Yankuang Group Finance Co., Ltd.	310,308	—	—	18,590	—	—	—	—	—	328,898	—
Shaanxi Future Energy Chemical Co., Ltd.	1,456,564	—	—	40,661	22,637	—	—	—	—	1,519,862	—
Shanghai CIFCOO Futures Co., Ltd.	—	264,560	—	—	—	—	—	—	—	264,560	—
Shandong Shengyang Wood Co., Ltd.	—	—	—	—	—	—	—	—	—	—	—
Jining Jiemei New Wall Materials Co., Ltd.	—	—	—	—	—	—	—	—	—	—	—

Total	2,958,980	271,560	—	230,745	22,637	—	165,873	—	—	3,318,049	—

4.	Operating revenue and operating cost

	Current year		Last year
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Principal operations	8,047,338	4,725,818	21,372,741	17,164,847
Other operations	3,802,358	3,749,008	1,441,747	1,411,293

Total	11,849,696	8,474,826	22,814,488	18,576,140

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

Items	Current year	Last year

Held-to-maturity investment income	318,759	483,449
Investment income for long-term equity investment under equity method	230,745	100,182
Investment income from disposal of financial liabilities at fair value through profit or loss	2,375	—
Investment income of available-for-sale financial assets during holding period	60	85

Total	551,939	583,716

XVI.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on 28 August 2015.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENT

1.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain (2008), extraordinary gains of the Company for the reporting period are as follows:

Items	Current year	Remark

Gain and loss from disposal of non-current assets	-11,074
Government subsidies included in the gains and losses of the period	190,988
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of subsidiaries, associates and joint ventures acquired	38,083
Gain and loss from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operations	305,289
Fair value changes of CVR
Other non-operating revenues and expenses excluding the above items	83,073
Other gain/loss that meets the definition of extraordinary gain/loss
Subtotal	606,359
Extraordinary gain or loss excluding income tax effect	157,602
Minority interest effect (after tax)	9,694
Impact attributable to the Parent (after tax)	439,063

Note:	Other items that meet the definition of extraordinary gain or loss is the interest occupied by the fund of the Company and its subsidiaries, which is relieved by Finance Department of Inner Mongolia Autonomous Region and Bureau of Territorial Resources.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENT – CONTINUED

2.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share (revised in 2010) issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company during the reporting period are as follows:

	Weighted	Earnings per share
	average	Basic	Diluted
	return on	Earnings	earnings
Profit during the report period	net assets (%)	per share	per share

Net profit attributable to shareholders of the parent company	1.64	0.1009	0.1009
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	0.50	0.0116	0.0116

3.	Accounting figures differences under CASs and IFRS

(1)	Differences of net profit and net assets in the financial statements under CASs and IFRS.

	Net profit attributable to		Equity attributable to
	shareholders of the Company		shareholders of the Company
Items	Current year	Last year	At 30 June 2015	At 1 January 2015

Under IFRS	-50,626	587,235	36,834,550	38,725,846
Difference adjustment
1. Adjustments under common control (Note 1)	5,288	5,966	-1,394,006	-1,399,295
2. Special Reserves (Note 2)	734,528	326,257	-475,433	-530,805
3. Deferred tax (Note 5)	-181,651	-86,307	101,502	274,031
4. Perpetual capital notes (Note 3)	132,897	—	6,618,316	2,521,456
5. Impairment of intangible assets (Note 4)	—	—	-657,901	-702,435
6. Other	-11,223	2,401	250,972	309,880
Under CAS	629,213	835,552	41,278,000	39,198,678

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENT – CONTINUED

3.	Accounting figures differences under CASs and IFRS – continued

(1)	Differences of net profit and net assets in the financial statements under CASs and IFRS. – continued

Note 1:	According to CAS, related assets and subsidiaries acquired from Yankuang Group are belonged to business combination under common control. The assets and liabilities of acquirees are measured at carrying amount at the acquisition date. The difference of net assets acquired and the consolidated consideration shall adjust capital reserves. In accordance with IFRS, however, the identifiable assets, liabilities and contingent liabilities at the acquisition date are measured in fair value by acquirees. The difference of consolidated cost over the fair value of acquirees’ identifiable net assets at the acquisition date is recognized as goodwill.
Note 2:	As mentioned in Note II.25, according to the requirements of related regulation by Chinese government, enterprises in coal industry should accrual safety production fees and similar fees, and recognized in profit and loss for the current period and individually reflected in special reserves in owner’s equity. Where there are fixed assets arising from the use of special reserves in required range, the amount should be recognized in related cost and the accumulated depreciation should be fully transferred out. In accordance with IFRS, however, these fees should be recognized when they occurred. Fixed assets are recognized when related capital expenditure occurs and provided for depreciation using related method.
Note 3:	In accordance CAS, the perpetual capital notes issued by the parent company are presented in financial statements as owner’s equity attributed to the parent company, while the perpetual capital notes issued by the subsidiaries are presented as minority interest. Under IFRS, however, these notes should be individually presented.
Note 4:	In accordance with CAS, the provision of impairment on long-term assets cannot be reversed once it is recognized. Under, IFRS, however, the provision for impairment on long-term assets can be reversed.
Note 5:	There are differences of tax and minority interest arising from the above differences of standards.

Yanzhou Coal Mining Company Limited

28 August 2015

242      Yanzhou Coal Mining Company Limited  Interim Report 2015

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan Road South, Zoucheng, Shandong Province, the PRC:

•	Financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

•	All documents and announcements published during the reporting period on websites designated by the CSRC;

•	The full text of the Interim Report released in other securities markets.

On behalf of the Board

Li Xiyong

Chairman

Yanzhou Coal Mining Company Limited

28 August 2015

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road Zoucheng, Shandong Province, 273500 PRC

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